Exhibit 99.4

 Notice of annual meeting of common shareholders to be held on June 4, 2024  and Management Information Circular

 ALGONQUIN | LIBERTY  2  Annual meeting of  common shareholders  You may vote by proxy using one of the following methods:  Email:  proxyvote@tmx.com  Facsimile:  416-595-9593  Touch-tone telephone:  1-888-489-5760  Internet:  www.meeting-vote.com  Mail:  TSX Trust Company, Proxy Department,  P.O. Box 721,  Agincourt, Ontario, Canada M1S 0A1  If you are unable to attend the meeting  Your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy,  by no later than 1:00 p.m. (Eastern Time) on Friday, May 31, 2024, or not less than 48 hours (excluding Saturdays, Sundays,  and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

 2024 Management Information Circular  3  Notice of annual meeting  of common shareholders of  Algonquin Power & Utilities Corp.  Business of the annual meeting of common shareholders  At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:  1.  2.  3.  4.  Receive the financial statements of the Corporation as at and for the year ended December 31, 2023 and the report of the auditor on the statements;  Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  Elect directors for the ensuing year;  Consider and, if thought fit, pass a resolution (the full text of which is set out on page 14 of the accompanying Management Information Circular (the “Circular”)) approving amendments to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, including  an increase in the number of common shares reserved for issuance from treasury under such plan;  Consider and, if thought fit, pass a resolution (the full text of which is set out on page 15 of the Circular) approving an amendment to the Corporation’s Employee Share Purchase Plan to increase the number of common shares reserved for issuance from treasury under such plan;  Consider and, if thought fit, pass a resolution (the full text of which is set out on page 16 of the Circular) approving an amendment to the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan to increase the number of common shares reserved for issuance from treasury under such plan;  Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 17 of the Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and  5.  6.  7.  8.  Consider any other business that may be properly brought before the meeting or any adjournment thereof.  By order of the Board of Directors,  Kenneth Moore,  Chair of the Board of Directors  April 18, 2024  When  Tuesday, June 4, 2024  at 1:00 p.m. (Eastern Time)  Where  Royal Bank Plaza, North Tower 200 Bay Street, Suite 1600 Toronto, Ontario

Table of contents

About the Meeting

Annual meeting of common shareholders 2
You may vote by proxy using one of the following methods 2
If you are unable to attend the meeting 2
Notice of annual meeting of common shareholders 3
Letter to shareholders 5
Caution concerning non-GAAP financial measures 6
Solicitation of proxies 7
Voting information 8
You are asked to vote on the following matters 8
Delivery of Meeting Materials 9
Voting instructions 10
Non-Registered Shareholders 10
Registered Shareholders 11
Voting results 11
If you are unable to attend 11
Matters to be acted upon at the Meeting 12
1. Receipt of financial statements 12
2. Appointment of auditor 12
3. Election of directors 13
4. Amendments to the Share Unit Plan 13
5. Amendment to the ESPP 15
6. Amendment to the DSU Plan 16
7. Advisory vote on executive compensation 17

Director nominees 18
Director equity ownership guideline 18
Majority voting for election of directors 19
Highlights – board nominees 19
Director skills matrix 20
Director nominee profiles 21
Meeting attendance 26
Corporate cease trade orders, bankruptcies, penalties, or sanctions 26
Corporate governance practices 27
Corporate governance highlights 27
Board of Directors 28
Committees of the board 34
New director orientation 36
Comparison of NYSE corporate governance rules 36
Continuing education for directors 38
Position descriptions 39
Corporate and board policies 41

Non-employee director compensation

Compensation decision-making process 43
Non-employee director retainers and fees 44
The DSU Plan 44
Non-employee director compensation table 45

Executive compensation

HRCC's Letter to Shareholders 46
Compensation highlights 50
Compensation discussion and analysis 51
Annual compensation decision-making process 51
Compensation Comparator Group 52
Risk management and compensation 53
- Fees paid to compensation consultants 53

Named Executive Officer compensation 54
Executive compensation philosophy 54
Compensation mix 55
Base salary 56
Short-term incentive plan 56
STIP payouts 57
2023 Corporate Scorecard results 57
Corporate Scorecard results 58
The long-term incentive plan 60
The Option Plan 61
The Share Unit Plan 62
2021 PSU award performance results 63
2023 PSU grants 65
Bonus deferral program 66
The ESPP 67
The defined contribution pension plan 68
Supplemental executive retirement plan 69
Other executive benefits 69
Compensation clawback policy 70
Executive Equity Ownership Guideline 71
Equity compensation information plan 72
Performance graph 72
Executive compensation information 73
2023 executive performance highlights 73
Summary compensation table 75
Shareholder proposals 83
Additional information 83

Schedules

Schedule "A": Description of the Share Unit Plan 84
Schedule "B": Share Unit Plan - Blackline 86
Schedule "C": Description of the DSU Plan 100
Schedule "D": Mandate of the Board of Directors 102
Schedule "E": Description of the Option Plan 105
Schedule "F": Reconciliation of Adjusted EBIT to net earnings 107

4 ALGONQUIN | LIBERTY

 2024 Management Information Circular  5  Letter to shareholders  April 18, 2024  Dear fellow shareholder,  I am pleased to invite you to participate in the annual meeting of common shareholders of Algonquin Power & Utilities Corp. to be held on Tuesday, June 4, 2024.  The meeting will provide an opportunity to ask questions of Algonquin’s management and board of directors.  Shareholders will also be voting on a number of matters. Please read the Notice of Meeting and Management Information Circular in advance, as they provide information on the meeting agenda and items of business, including the nominees for election to the board, and several other topics pertinent to the discussion. You are encouraged to participate and to exercise your vote, either during the meeting or by completing and sending in your proxy or voting instruction form prior to the meeting.  Board renewal helps to reinvigorate the board with new ideas and perspectives and is a key factor in maintaining strong corporate governance and oversight of Algonquin’s business. This year, Masheed Saidi decided to retire from the board after 10 years of dedicated service. We thank Masheed for her important contributions, including in her current role as Chair of the Risk Committee. I have also decided to retire from the board this year. It has been an honour and a privilege to serve as the Chair of Algonquin’s board of directors, but just as Algonquin is in the midst  of a strategic and business transition, I believe now is the appropriate time for a transition of board leadership.  With the high caliber of director nominees described in the Management Information Circular, I am certain  that Algonquin’s business will remain in capable hands.  I would also like to welcome three new director nominees who are standing for election by shareholders for the  first time. David Levenson was appointed to the board  on February 1, 2024. David spent almost two decades as a Managing Partner and the Chief Investment Officer of Brookfield Asset Management, Inc. and brings extensive capital markets and corporate transactions experience to the board. Brett Carter and Chris Lopez are being nominated pursuant to the co-operation agreement between Algonquin and Starboard Value LP, Algonquin’s  largest shareholder, that was announced on April 18, 2024. Brett was appointed to the board concurrently with the execution of the co-operation agreement. He has held several senior roles at Xcel Energy Inc., Bank of America Corporation, and Duke Energy Corporation focused on customer relations, operations, innovation, and technology. Chris is currently Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited and previously held other senior roles at Hydro One and TransAlta Corporation in the finance, corporate planning, and M&A groups. I am confident that Algonquin will benefit from David, Brett, and Chris’s experience and contributions.  After the formal business of the meeting, the management team will share information on Algonquin’s business and outlook. We look forward to providing updates on our key strategic and business initiatives and the decisive actions we are taking to deliver value to shareholders.  For information concerning Algonquin’s consolidated financial and operational performance for the year ended December 31, 2023, consult our 2023 Annual Report, which can be found on our website (www.algonquinpower.com) or on SEDAR+ (www.sedarplus.ca).  The board and management team thank you for your continued support and engagement.  Yours sincerely,  Kenneth Moore  Chair of the Board of Directors

 ALGONQUIN | LIBERTY  6  Caution concerning non-GAAP financial measures  The financial statements of Algonquin Power & Utilities Corp. (the “Corporation”), including the audited consolidated financial statements for the year ended December 31, 2023 which will be presented at the annual meeting of common shareholders on June 4, 2024, are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain financial terms used in this Management Information Circular do not have standardized meanings under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112-Non-GAAP and Other Financial Measures Disclosure. The Corporation’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.  The term “Adjusted Net Earnings” is a non-GAAP financial measure that is used to assess the Corporation’s performance. Adjusted Net Earnings per share (“Adjusted EPS”) is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. Adjusted EPS is used to assess the Corporation’s performance under the Corporate Scorecard (see page 58). Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is a non-GAAP financial measure that is also used to assess the Corporation’s performance under the Corporate Scorecard (see page 58). An explanation of these non-GAAP financial measures is set out below.  Adjusted EBIT  Adjusted EBIT is a non-GAAP financial measure used  by many investors to compare companies on the basis of ability to generate income from operations. The Corporation uses Adjusted EBIT to assess the operating performance of the Corporation without the effects of (as applicable): income tax expense or recoveries, acquisition and transition costs (including costs related to the 2023 strategic review of the Corporation’s renewable energy business), certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write  down of intangibles and property, plant, and equipment, earnings attributable to non-controlling interests exclusive of Hypothetical Liquidation at Book Value (“HLBV”) income (which represents the value of net tax attributes earned in the period from electricity generated by certain of  its U.S. wind power and U.S. solar generation facilities), non-service pension and post-employment costs, costs related to tax equity financing, costs related to management succession and executive retirement,  costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, gains and losses on disposition of  assets, and other typically non-recurring or unusual items. The Corporation adjusts for these factors as they may be non-cash, unusual in nature, and are not factors used by management for evaluating the operating performance of the Corporation. The Corporation believes that presentation of this measure will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBIT is not intended to be representative of cash provided by operating activities  or results of operations determined in accordance with  U.S. GAAP and can be impacted positively or negatively by these items. A reconciliation of Adjusted EBIT to net earnings is set out in Schedule "F".  Adjusted Net Earnings and Adjusted EPS  Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs (including costs related to the 2023 strategic review  of the Corporation’s renewable energy business),  one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and executive retirement, costs related  to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, and other typically  non-recurring or unusual items, as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings  is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP and  can be impacted positively or negatively by these items. A reconciliation of Adjusted Net Earnings to net earnings can be found under the heading “Non-GAAP Financial Measures - Reconciliation of Adjusted Net Earnings  to Net Earnings” in the 2023 Annual MD&A, which section is incorporated by reference herein. Adjusted EPS is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

 It is important to vote your shares  Please submit your vote before the date indicated on your voting instruction form or, if voting by proxy, by no later than 1:00 p.m. (Eastern Time) on Friday, May 31, 2024  or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.  2024 Management Information Circular  7  Algonquin Power & Utilities Corp. Management Information Circular – Proxy Statement for the Annual Meeting of Common Shareholders to be held on Tuesday, June 4, 2024  Solicitation of proxies  We are sending you this Management Information Circular (“Circular”) to solicit proxies by and on behalf of management of the Corporation for use at the annual meeting of Shareholders on June 4, 2024, or any adjournment or postponement thereof (the “Meeting”). You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 8, 2024. We encourage you to review this Circular and to exercise your right to vote.  You will also receive a proxy or voting instruction form in connection with the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, or by telephone by employees or directors of Algonquin, or by Algonquin’s transfer agent, TSX Trust Company (“TSX Trust”). We have also retained  the services of Morrow Sodali (Canada) Ltd. (“Morrow Sodali”) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $40,000. Our contractual arrangements with Morrow Sodali provide for additional fees to be payable in certain circumstances. All costs of solicitation will be borne by Algonquin.  “Algonquin”, the “Corporation”, “we”, and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Shareholder”, “you”, and “your” means a holder of common shares (“Common Shares”) of Algonquin.  In this Circular, unless otherwise indicated, all references to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information in this Circular is presented as of April 8, 2024 unless otherwise stated.  Approval of this Circular  The Board of Directors has approved the content and delivery of this Circular.  Kenneth Moore  Chair of the Board of Directors Algonquin Power & Utilities Corp.  April 18, 2024

 ALGONQUIN | LIBERTY  8  Voting information  You are asked to vote on the following matters  The re-appointment of Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  The election of directors for the ensuing year;  Amendments to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates (the “Share Unit Plan”), including an increase  in the number of Common Shares reserved for issuance from treasury under the Share Unit Plan;  An amendment to the Corporation’s Employee Share Purchase Plan (the “ESPP”) to increase the number of Common Shares reserved  for issuance from treasury under the ESPP;  An amendment to the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “DSU Plan”) to increase the number of Common Shares reserved for issuance from treasury under the DSU Plan;  An advisory resolution to approve the approach to executive compensation disclosed in this Circular; and  Any other business that may be properly brought before the Meeting or any adjournment thereof.  A simple majority of the votes cast by proxy or at the Meeting will constitute approval of matters voted on at the Meeting.  On April 8, 2024, the record date established for notice of the Meeting, there were 689,658,549 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote on each item of business at the Meeting. All Shareholders as of  the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either  at the Meeting or by proxy as described in this Circular.  To the knowledge of the directors and officers of the Corporation, as of the date of this Circular,  no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.

 2024 Management Information Circular  9  Delivery of Meeting Materials  Notice-and-access  As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice-and- access” to deliver proxy-related materials (such as  this Circular and the Corporation’s 2023 Annual Report, containing the Corporation’s audited consolidated financial statements and the auditor’s report thereon and the 2023 Annual MD&A (the “Annual Report” and, together with this Circular, the “Meeting Materials”)) to Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of record as of the record date for the Meeting have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing information about the matters  to be addressed at the Meeting and the notice-and- access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are  a non-registered Shareholder), and instructions on how to vote your Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically.  The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.  The Corporation anticipates that notice-and-access  will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing Meeting Materials. Shareholders with questions regarding notice-and-access can call TSX Trust, the Corporation’s transfer agent, toll-free at 1-888-433-6443.  Accessing the Meeting Materials electronically  Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/tsxt/AQN, on SEDAR+ (“SEDAR”) at www.sedarplus.ca, or on the EDGAR system (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular.  How to request paper copies of the Meeting Materials  Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package or by emailing TSX Trust, the Corporation’s transfer agent, at tsxt-fulfilment@tmx.com. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of  the Meeting, your request must be received by TSX Trust, the Corporation’s transfer agent, by May 21, 2024.  Please note that if you request a paper copy of the Meeting Materials, you will not receive  a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.

 ALGONQUIN | LIBERTY  10  Voting instructions  You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions in this section based on whether you are a registered or non-registered Shareholder. If you have questions or require assistance with voting your Common Shares, you may contact our proxy solicitation agent:  Morrow Sodali  North American Toll-Free Number: 1-888-777-1679 Collect Calls Outside North America: 1-289-695-3075 Email: assistance@morrowsodali.com  Non-Registered Shareholders  You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.  Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.  The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the materials related to the Meeting.  Intermediaries often use service companies to forward the materials related to the Meeting to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:  be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form  (which may, in some cases, permit the completion of the voting instruction form by internet, telephone, or fax); or  less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered  Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or TSX Trust, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.  The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Voting in person at the Meeting  We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote unless your intermediary has appointed you as a proxyholder.  Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder should:  Strike out the names of the persons named in the proxy and insert your name (or the name  of such other person) in the blank space provided;  Leave the voting instructions section blank because you (or such other person) will be voting at the Meeting; and  When you arrive (or such other person arrives) at the Meeting, meet with a representative at the registration table.  A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instructions form.  The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.  Changing your vote  If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

 2024 Management Information Circular  11  Registered Shareholders  You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy included in the Notice Package.  Voting by proxy  Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting,  or any adjournment or postponement thereof.  You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.  Voting at the Meeting  You do not need to complete or return your form of proxy if you intend to vote at the Meeting. Simply attend the Meeting and present yourself to a representative at the registration table.  The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.  Changing your vote  A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with TSX Trust before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.  How your proxy will be voted  On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder must follow your instructions. If you have not specified on the form of  proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.  Processing the votes  Proxies are counted by our transfer agent, TSX Trust. TSX Trust respects the confidentiality of individual Shareholder votes except if the Shareholder clearly intends to communicate  his or her individual position to the board or management, or disclosure is necessary to comply with legal requirements.  Voting results  Following the Meeting, a report on the voting results will be available on the Investors section of our website at www.algonquinpower.com and will be filed with securities regulators on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.  If you are unable to attend  If you are unable to attend the Meeting, your voting instructions must be received before the date indicated on your voting instruction form or, if voting by proxy, by no later than 1:00 p.m. (Eastern Time) on Friday, May 31, 2024, or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting  is reconvened or any postponed meeting is convened.  You may vote by proxy using one of the following methods  Email:  proxyvote@tmx.com  Touch-tone telephone:  1-888-489-5760  Internet:  www.meeting-vote.com  Facsimile:  416-595-9593  Mail:  TSX Trust Company Proxy Department  P.O. Box 721,  Agincourt, Ontario, Canada M1S 0A1

 Services  2023 fees  2022 fees  Audit fees1  $5,981,688  $6,714,099  Audit-related fees2  $1,015,723  $95,500  Tax fees3  $512,818  $630,204  Other fees4  $51,000  $50,000  Total  $7,561,229  $7,489,803  For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.  For assurance and related services that are reasonably related to the performance of the audit or review of Algonquin’s financial statements and not reported under Audit fees, including  audit procedures related to regulatory commission filings.  For tax advisory, compliance, and planning services.  For all other products and services provided by Algonquin’s external auditor.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditor of the Corporation until the end of the next annual meeting of Shareholders or until a successor is appointed.  ALGONQUIN | LIBERTY  12  Matters to be acted upon at the Meeting  1. Receipt of financial statements  The Corporation’s audited consolidated financial statements for the year ended December 31, 2023 and the report of the auditor thereon will be placed before the Shareholders at the Meeting.  The audited consolidated financial statements of the Corporation for the year ended December 31, 2023 are included in the Annual Report. Electronic copies of the Annual Report are available at www.meetingdocuments.com/tsxt/AQN,  on Algonquin’s website at www.algonquinpower.com, on SEDAR at www.sedarplus.ca, and on EDGAR  at www.sec.gov.  2. Appointment of auditor  The Audit & Finance Committee of the Board has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditor of the Corporation for the ensuing year.  Ernst & Young LLP has been the auditor of the Corporation since 2013.  The aggregate fees billed by Ernst & Young LLP during the years ended December 31, 2023 and December 31, 2022 were as follows:

 2024 Management Information Circular  13  3. Election of directors  The Corporation’s Articles of Incorporation provide that the board is to consist of a minimum of three and a maximum of 20 directors. The number of directors to be elected at the Meeting is nine. The nine individuals nominated for election as directors are listed in the “Director nominees” section beginning on page 18 of this Circular. Directors  are elected annually for a term ending at the conclusion of the next annual meeting of Shareholders.  Management does not anticipate that any of the nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, the persons named  in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.  The Corporation has a by-law in place setting out advance notice requirements for the nomination of directors (the “Advance Notice By-Law”). The purposes of the Advance Notice By-Law are to: (i) facilitate an orderly and efficient process for the nomination and election of directors  by Shareholders; (ii) ensure that all Shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to make an informed vote on the election of directors after having been afforded reasonable time for appropriate deliberation.  The Advance Notice By-Law fixes a deadline by which Shareholders must submit nominations for election of directors prior to any meeting of Shareholders at which directors are to be elected and sets forth the information that a Shareholder must include in the notice to the Corporation in order for a nominee to be eligible for election as a director. The deadline for the receipt of nominations for election of directors at the Meeting is April 25, 2024.  The Advance Notice By-Law prescribes the proper written form for a Shareholder’s notice as well as additional requirements in connection with nominations.  A copy of the Advance Notice By-Law is available on the Corporation’s website at www.algonquinpower.com and on SEDAR at www.sedarplus.ca. No person will be eligible for election as a director unless nominated in accordance with the provisions of the Advance Notice By-Law. The board may, in its sole discretion, waive any requirements of the Advance Notice By-Law.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the election as directors the proposed nominees whose names are set out in the “Director nominees” section of this Circular starting on page 18.  4. Amendments to the Share Unit Plan  The board adopted the Share Unit Plan with effect from January 2011 and it was most recently amended in 2017. Among the amendments made in 2017 was an increase to the number of Common Shares reserved for issuance from treasury under the Share Unit Plan from 500,000 to 7,000,000. Shareholders approved this increase on June 8, 2017.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution in the form below (the “Share Unit Plan Amendment Resolution”) to approve amendments to the Share Unit Plan, including to increase the maximum number of Common Shares issuable from treasury under the Share Unit Plan from 7,000,000 to 14,000,000. The proposed increase is to allow the Corporation to continue to use performance share units (“PSUs”) and restricted share units (“RSUs”) as components of long-term compensation. Information on the Share Unit Plan’s dilution, burn rate, and overhang for the last three years is shown on page 66. As of  April 11, 2024, 2,979,838 Common Shares have been issued from treasury under the Share Unit Plan, representing approximately 0.43% of the outstanding Common Shares, and there were 4,020,162 Common Shares remaining available for issuance from treasury under the Share Unit Plan. As of April 11, 2024, there were an aggregate of 3,774,916 PSUs and RSUs outstanding which, if they vested at target (in the case of PSUs) and were settled in Common Shares issued from treasury, would result in the issuance of an equal number of Common Shares, or approximately 0.55% of the issued and outstanding Common Shares.  The proposed increase in the number of Common Shares issuable from treasury under the Share Unit Plan will not result in an increase in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s security-based compensation arrangements. The maximum number of Common Shares issuable under the Corporation’s stock option plan  (the “Option Plan”) is equal to 8% of the outstanding Common Shares less the number of Common Shares issuable from treasury under all other security-based compensation plans of the Corporation. Accordingly, any increase in the number of Common Shares issuable from treasury under the Share Unit Plan will automatically result in a corresponding decrease in the number  of Common Shares issuable under the Option Plan.

 ALGONQUIN | LIBERTY  14  The other proposed amendments to the Share Unit Plan are to:  provide for the market value of PSUs and RSUs on the grant date to be based on the volume-weighted  average price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the five trading days prior to the grant, thereby aligning with common market practice and the principles regarding the pricing of awards set out in the TSX’s Guide to Security Based Compensation Arrangements;  allow for pro-rated vesting of PSUs upon a qualifying retirement of a participant in the Share Unit Plan;  clarify the vesting of PSUs and RSUs during a period  of notice of termination to reflect recent developments in Canadian employment law;  clarify that the vesting date of PSUs coincides with the last day of the applicable performance period;  clarify that the board has direct responsibility  for administering the Share Unit Plan with respect to members of the Corporation’s executive team;  align the Share Unit Plan’s amendment provisions with the TSX’s requirements; and  make other non-substantive amendments of a “housekeeping” nature.  The TSX has conditionally approved these amendments, subject to approval by Shareholders at the Meeting.  The Share Unit Plan is described in more detail under the heading, “The Share Unit Plan” beginning on page 62 and, as proposed to be amended, in Schedule “A” – Description of the Share Unit Plan. A blacklined version of the Share Unit Plan showing all proposed amendments is attached as Schedule “B”.  At the meeting, Shareholders will have the opportunity to vote on the Share Unit Plan Amendment Resolution, as follows:  RESOLVED that:  the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. (the “Corporation”) and its Participating Affiliates (the “Share Unit Plan”) be amended as set out in Schedule “B” to the Management Information Circular of the Corporation for the annual meeting of shareholders held on June 4, 2024, including that the maximum number of common shares  of the Corporation issuable from treasury upon the vesting and settlement of performance share units and restricted share units issued under  the Share Unit Plan be increased from 7,000,000 common shares to 14,000,000 common shares; and  any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.  In order to be effective, the Share Unit Plan Amendment Resolution must be approved by a simple majority of the votes cast by Shareholders in respect thereof at the Meeting. If Shareholders do not approve the amendments to the Share Unit Plan, the maximum number of Common  Shares issuable from treasury under the Share Unit Plan will remain at 7,000,000 and the other proposed amendments will not be effective.  The board has determined that the proposed amendments to the Share Unit Plan are in the best interest of the Corporation and the Shareholders and recommends that Shareholders vote FOR  the Share Unit Plan Amendment Resolution.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Share Unit Plan Amendment Resolution.

 2024 Management Information Circular  15  5. Amendment to the ESPP  The board adopted the ESPP with effect from June 2011 and it was most recently amended in 2020. Among the amendments made in 2020 was an increase to the number of Common Shares reserved for issuance from treasury under the ESPP from 2,000,000 to 4,000,000. Shareholders approved this increase on June 4, 2020.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution in the form below (the “ESPP Amendment Resolution”) to approve an amendment to the ESPP to increase the maximum number of Common Shares issuable from treasury under the ESPP from 4,000,000 to 6,500,000. Since the 2020 amendment, there has been an increase in the number of employees eligible to participate in the ESPP and an increase in the rate of issuances from treasury under the ESPP. The current limit of 4,000,000 Common Shares does not provide sufficient capacity to accommodate the increased participation and purchases. The purpose of the proposed amendment to  the ESPP is to provide the Corporation with such capacity and facilitate higher levels of employee ownership in the Corporation, which strengthens the alignment of employees’  interests with those of Shareholders. Information on the ESPP’s burn rate and overhang for the last three years is shown  on page 68. As of April 11, 2024, 3,377,535 Common Shares have been issued from treasury under the ESPP, representing approximately 0.49% of the outstanding Common Shares, and 622,465 Common Shares remain available for issuance from treasury under the ESPP, representing approximately 0.09%  of the outstanding Common Shares. The proposed maximum of 6,500,000 Common Shares represents approximately 0.94% of the outstanding Common Shares.  The proposed increase in the number of Common Shares issuable from treasury under the ESPP will not result in  an increase in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s security-based compensation arrangements. The maximum number of Common Shares issuable under the Option Plan is equal to 8% of the outstanding Common Shares less the number of Common Shares issuable from treasury under all other security-based compensation plans of the Corporation. Accordingly, any increase in the number of Common Shares issuable from treasury under the ESPP will automatically result in a corresponding decrease in the number of Common Shares issuable under the Option Plan.  The TSX has conditionally approved this amendment, subject to approval by Shareholders at the Meeting.  The ESPP is described in more detail under the heading “The ESPP” beginning on page 67 of this Circular. The complete text of the ESPP is available on the Corporation’s website at www.algonquinpower.com.  At the Meeting, Shareholders will have the opportunity to vote on the ESPP Amendment Resolution, as follows:  RESOLVED that:  1. the Employee Share Purchase Plan (the “ESPP”) of Algonquin Power & Utilities Corp. (the “Corporation”) be amended such that the maximum number  of common shares of the Corporation issuable from treasury under the ESPP be increased from 4,000,000 common shares to 6,500,000 common shares; and  2. any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.  In order to be effective, the ESPP Amendment Resolution must be approved by a simple majority of the votes cast by Shareholders in respect thereof at the Meeting.  If Shareholders do not approve the amendment to the ESPP, the maximum number of Common Shares issuable from treasury under the ESPP will remain at 4,000,000.  The board has determined that the proposed amendment to the ESPP is in the best interest of the Corporation and the Shareholders and recommends that Shareholders vote FOR the ESPP Amendment Resolution.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the ESPP Amendment Resolution.

 ALGONQUIN | LIBERTY  16  6. Amendment to the DSU Plan  The board adopted the DSU Plan with effect from June 2011 and it was most recently amended in 2016. Among the amendments made in 2016 was an increase to the number of Common Shares reserved for issuance from treasury under the DSU Plan from 200,000 to 1,000,000. Shareholders approved this increase on June 9, 2016.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution in the form below (the “DSU Plan Amendment Resolution”) to approve an amendment to the DSU Plan to increase the maximum number of Common Shares issuable from treasury under the DSU Plan from 1,000,000 to 2,000,000. In addition, the board has approved certain non-substantive amendments of a “housekeeping” nature to the DSU Plan that are within the authority of the board under the amending provision  of the DSU Plan and therefore do not require Shareholder approval. The purpose of the proposed amendment  to the DSU Plan is to allow the board to continue to use deferred share units (“DSUs”) as a significant component of director compensation, which strengthens the alignment of directors’ interests with those of Shareholders. The Chair of the Board of Directors (“Board Chair”) receives 50%  of his annual retainer in the form of DSUs and the other directors receive at least 57% of their annual retainers in the form of DSUs. Information on the DSU Plan’s dilution, burn rate, and overhang for the last three years is shown on page 44. As of April 11, 2024, 93,866 Common Shares have been issued from treasury under the DSU Plan, representing approximately 0.01% of the outstanding Common Shares, and there were 777,584 DSUs outstanding representing approximately 0.11% of the outstanding Common Shares which are redeemable for an equal number of Common Shares after the directors holding such DSUs leave the board. As of April 11, 2024, 906,134 Common Shares remain available for issuance from treasury under the DSU Plan, representing approximately 0.13% of the outstanding Common Shares. The proposed maximum of 2,000,000 Common Shares represents approximately 0.29% of the outstanding Common Shares.  The proposed increase in the number of Common Shares issuable from treasury under the DSU Plan will not result in an increase in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s security-based compensation arrangements. The maximum number of Common Shares issuable under the Option Plan is equal to 8% of the outstanding Common Shares less the number of Common Shares issuable from treasury under all other security-based compensation  plans of the Corporation. Accordingly, any increase in the number of Common Shares issuable from treasury under the DSU Plan will automatically result in a corresponding decrease in the number of Common Shares issuable under the Option Plan.  The TSX has conditionally approved this amendment, subject to approval by Shareholders at the Meeting.  The DSU Plan is described in more detail under the heading, “The DSU Plan” beginning on page 44 and in Schedule “C” – Description of the DSU Plan. The complete text of the  DSU Plan is available on the Corporation’s website at www.algonquinpower.com.  At the Meeting, Shareholders will have the opportunity to vote on the DSU Plan Amendment Resolution, as follows:  RESOLVED that:  1. the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “DSU Plan”) be amended such  that the maximum number of common shares of the Corporation issuable from treasury under the DSU Plan be increased from 1,000,000 common shares to 2,000,000 common shares; and  2. any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.  In order to be effective, the DSU Plan Amendment Resolution must be approved by a simple majority of the votes cast by Shareholders in respect thereof at the Meeting. If Shareholders do not approve the amendment to the DSU Plan, the maximum number of Common Shares issuable from treasury under the DSU Plan will remain at 1,000,000.  The board has determined that the proposed amendment to the DSU Plan is in the best interest of the Corporation and the Shareholders and recommends that Shareholders vote FOR the DSU Plan Amendment Resolution.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the DSU Plan Amendment Resolution.

 2024 Management Information Circular  17  7. Advisory vote on executive compensation  The board has adopted a policy to provide Shareholders with an annual advisory vote on executive compensation based on the model “Say on Pay” policy for boards  of directors published by the Canadian Coalition for Good Governance. Shareholders voted 93.86% in favour of the board’s approach to executive compensation at the 2023 annual meeting of Shareholders.  The board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the board has used in its approach to executive compensation decisions and to have an advisory vote on the board’s approach to executive compensation.  Shareholders should review the “HRCC’s Letter to Shareholders” beginning on page 46, the “Corporate governance practices” section beginning on page 27, and the “Compensation governance” section beginning on page 32 of this Circular before voting on this matter. The “Compensation discussion and analysis” section beginning on page 51 discusses the board’s compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer compensation” on page 54) are paid, and how their compensation is determined. This disclosure has been approved by the board on the recommendation of the board’s Human Resources and Compensation Committee (“HRCC”).  We encourage any Shareholder who has comments on the board’s approach to executive compensation to forward these comments to the Chair of the HRCC at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary,  or by email to board@apucorp.com.  At the Meeting, Shareholders will have the opportunity to vote on the board’s approach to executive compensation through consideration of the following advisory resolution:  “RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular of the Corporation delivered in advance of  the June 4, 2024 annual meeting of the shareholders of the Corporation.”  As this is an advisory vote, the results will not be binding on the board. However, the board will take into account the results of the vote, together with feedback received from Shareholders, in considering its approach to executive compensation in the future.  In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

 ALGONQUIN | LIBERTY  18  Director nominees  The following pages set forth the name and background information of the nine persons proposed for nomination for election as directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five years, a summary of his or her experience, the year such person was first elected as a director, the director’s attendance at meetings of the board and its committees in 2023, other public company directorships held during the last five years, and the number and value of Common Shares and DSUs beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person. The aggregate number of Common Shares held by the director nominees as of April 8, 2024 is 208,666,  which represents 0.03% of the issued and outstanding Common Shares.  Director equity ownership guideline  Non-employee directors are subject to the Non-Employee Director Equity Ownership Guideline. This guideline requires each non-employee director to hold an equity interest in the Corporation worth four times the annual director retainer or annual board chair retainer, as applicable, by the  later of: (i) the fifth anniversary of his or her appointment or election to the board; or (ii) the third anniversary of the most recent increase in the annual director retainer or board chair retainer, as applicable. Notwithstanding the preceding sentence, if a non-employee director’s equity ownership falls below the guideline amount due to a decline in the market price of the Common Shares,  such director will have three years to restore compliance. During such three-year period, such director’s equity holdings will be valued at the higher of acquisition cost or market value. If a non-employee director does not comply with the guideline by the applicable deadline, such director must use up to one-third of the cash portion of the annual retainer to purchase additional Common Shares. In addition, the HRCC may require such director  to elect to receive up to one-third of the annual retainer otherwise payable in cash in the form of DSUs.  Compliance with the Non-Employee Director Equity Ownership Guideline is measured as of the first trading day of the year (i.e., January 2, 2024). Based on the values of the annual director retainer and board chair retainer in effect  on that date, the equity ownership requirement applicable to the Board Chair is US$1,270,000 and to each other  non-employee director is US$960,000.  For non-employee directors, Common Shares and DSUs are considered equity holdings for the purposes of determining compliance with the Non-Employee Director Equity Ownership Guideline. The numbers of Common Shares and DSUs shown in the director nominee profiles beginning on page 21 are as of January 2, 2024 and, in accordance with the Non-Employee Director Equity Ownership Guideline, are valued using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to that date, which was $8.4966. The equity ownership requirements shown in the director nominee profiles  have been converted to Canadian dollars using a rate of $1.3316/US$1.00 as of January 2, 2024.

 2024 Management Information Circular  19  Highlights – board nominees  33%  of director nominees are women.  8 of 9  nominees are independent.  3.67 years  average tenure of the nominees.  Majority voting for election of directors  In 2022, the Canada Business Corporations Act was amended to codify a majority voting standard for the election of directors of corporations governed by that statute, such as Algonquin. These amendments allow shareholders of applicable corporations to vote “for” or “against” each director nominee in an election where the number of nominees is equal to the number of directors to be elected (referred to as an “uncontested election”). Prior to the amendments, shareholders could  only cast their votes “for” a director nominee or “withhold” them from a director nominee, which meant that a nominee could have been elected as a director with less than a majority of votes cast in his or her favour.  To address this issue, prior to the amendments coming into force, the Corporation had a majority voting policy which required a director to offer to resign if he or she received more “withhold” votes than votes in favour in an uncontested election. During the period in which the majority voting policy was in place, all director nominees  received a majority “for” vote at meetings of Shareholders.  As of the date of this Circular, the board and management believe that the election of directors at the Meeting will be an uncontested election. In that case, each director nominee will only be elected to the board if he or she receives more “for” votes than “against” votes at the Meeting.  The Corporation will issue a news release after the Meeting disclosing the detailed voting results for each director nominee.

 Director skills matrix  The Corporate Governance Committee has developed the director skills matrix set out below. The skills matrix is reviewed annually by the Corporate Governance  Committee to reflect the expertise, experience, and competencies that it believes are necessary for the board as a whole to possess as the Corporation’s  needs evolve. The chart below shows the areas of expertise, experience, and competency that the nominees have indicated they bring to the board.  Barnes  Carter  Chande  Goldberg  Huskilson  Laney  Levenson  Lopez  Samil  Senior executive: Experience as a CEO or other senior executive of a large publicly listed company or a large organization with complex or international operations.   Governance: Experience overseeing governance practices gained through service on a corporate governance committee or as a senior executive of a publicly listed company.  Stakeholder engagement: Experience in, or a strong understanding of, communications and relationship-building, including with investors, customers, regulators, and/or communities, including Indigenous communities.  Operations: Experience as a senior executive in energy or utility operations, engineering, project management and development, or construction.  Strategy: Experience developing and implementing strategic plans and leading the growth or transformation of a company.  Human resources/diversity, equity, and inclusion: Experience with executive compensation, leadership development and succession planning, workplace culture, and diversity and inclusion gained through service on  a human resources/compensation committee or as a senior executive with human resources accountabilities within a publicly listed company.  Accounting/financial reporting: Experience with, and understanding of, accounting and financial reporting standards and internal controls gained through service on an audit committee or as a senior executive in a finance function of a publicly listed company or a major accounting firm.  Capital markets and transactions: Experience in North American capital markets as an investment banker or otherwise playing a lead role in significant  capital raising transactions or complex M&A transactions, including public   or private mergers, acquisitions, or divestitures.  Risk management: Experience with, or understanding of, risk identification, assessment, management, and mitigation, including an understanding of enterprise risk management frameworks.  Sustainability: Experience with the development, implementation, and oversight of strategies, policies, and practices relating to sustainability, environmental matters including climate change, ESG reporting, and health and safety.  Cyber/physical security: Experience with, or understanding of, processes for securing corporate information and systems, physically securing or restricting access to offices, worksites, and other assets, and responding to cyber or physical security incidents.  Entrepreneur: Experience as a founder or senior executive in a fast-paced organization, including experience and responsibility for driving innovation and responding to change.  20 ALGONQUIN | LIBERTY

Director nominee profiles



Melissa Stapleton Barnes

- Carmel, Indiana, United States
- Age 56
- Director since 2016
- Independent

Melissa Barnes was formerly Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company ("**Lilly**"), a global research-based pharmaceutical company. Ms. Barnes held that role at Lilly from 2013 to 2021 and was an executive officer and a member of Lilly's executive committee. Previous roles at Lilly include Vice President and Deputy General Counsel from 2012 to 2013 and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012.

Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a Licensed Attorney with the Indiana State Bar, serves on the Dean's Advisory Council for Purdue University's College of Liberal Arts, and is on the board of the Ethics Research Center. Ms. Barnes is a Past Chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations.

Key skills and experience
- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Human resources
- Accounting
- Risk management

Board and committee meeting attendance:	
32 of 32 meetings	**100%**
Board	17 of 17
Audit Committee	5 of 5
Human Resources & Compensation Committee	6 of 6
Risk Committee	4 of 4

Voting results for 2023:	
For	91.93%
Against	8.07%

Other public company directorships: None

Common Shares and share equivalents:			
Common Shares	nil	Value	$0
DSUs	74,472	Value	$632,759
		Total Value	**$632,759**

Equity ownership requirement:	**49%**
Required value	$1,278,336
Status	Target to be met by January 1, 2027



Brett C. Carter

- Edina, Minnesota, United States
- Age 57
- Director since 2024
- Independent

Brett Carter served as the Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. ("**Xcel**"), a major U.S. electric and natural gas delivery company, from March 2022 to October 2023. He served as Xcel's Executive Vice President and Chief Customer and Innovation Officer from May 2018 to March 2022. Prior to that, Mr. Carter served as Senior Vice President and Shared Services Executive, Global Technology and Operations, at Bank of America Corporation ("**BAC**"), a global financial services firm, from October 2015 to May 2018, and as Senior Vice President and Chief Operating Officer, Global Technology and Operations, at BAC from March 2015 to October 2015. Before joining BAC, Mr. Carter held several leadership roles at Duke Energy Corporation ("**Duke**"), a major U.S. energy company, from 2005 to 2015, including most recently as Senior Vice President and Chief Distribution Officer, Duke Energy Operations, from 2013 to March 2015. Prior to that, he served as President, Duke Energy Carolinas, as Senior Vice President, Customer Origination and Customer Service, and Vice President, Residential and Small Business Customers at Duke.

Mr. Carter holds a Bachelor of Science in accounting from Clarion University of Pennsylvania and a Master of Business Administration with a concentration in marketing from the University of Pittsburgh. He has also completed the Advanced Management Program at Harvard Business School.

Key skills and experience
- Senior executive
- Governance
- Stakeholder engagement
- Operations
- Strategy
- Human resources
- Accounting
- Cyber/physical security
- Entrepreneur

Board and committee meeting attendance:
Appointed in 2024

Voting results for 2023:	
For	N/A
Against	N/A

Other public company directorships:	
Graco Inc.	2021 to present

Common Shares and share equivalents:			
Common Shares	2,071	Value	$17,596
DSUs	nil	Value	$0
		Total Value	**$17,596**

Equity ownership requirement:	**1.4%**
Required value	$1,278,336
Status	Target to be met by April 18, 2029

2024 Management Information Circular 21

Amee Chande

- West Vancouver, British Columbia, Canada
- Age 50
- Director since 2022
- Independent

Amee Chande is a corporate director and strategy consultant. Ms. Chande is a senior advisor to leading companies in the mobility sector such as ChargePoint and Skyways. From December 2018 to October 2019, Ms. Chande was Chief Commercial Officer for Waymo, Google's self-driving car project, where she was responsible for defining the overall strategy and laying the foundation for a strong commercial business. From 2015 to 2018, she was a Managing Director at Alibaba Group where she was the first senior executive hired to lead globalization. Ms. Chande has also held divisional Managing Director and Chief Executive Officer roles at global retailers including Tesco, Staples, and Wal-Mart in both Europe and the United States. She began her career as a strategy consultant with McKinsey & Company. Ms. Chande is an adjunct professor at the University of British Columbia and is an active volunteer with the World Association of Girl Guides and Girl Scouts.

Ms. Chande holds a Bachelor of Business Administration from Simon Fraser University, a Master of Science from the London School of Economics, and a Master of Business Administration from Harvard Business School.

Key skills and experience
- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Accounting
- Entrepreneur

Board and committee meeting attendance:	
39 of 39 meetings	**100%**
Board	17 of 17
Audit Committee	5 of 5
Corporate Governance Committee	4 of 4
Strategic Review Committee	13 of 13

Voting results for 2023:	
For	94.77%
Against	5.23%

Other public company directorships:	
Fortune Brands Innovations, Inc.	2023 to present
Air Canada	2020 to present
Signature Aviation plc	2018 to 2021

Common Shares and share equivalents:			
Common Shares	25,700	Value	$218,363
DSUs	19,503	Value	$165,709
		Total Value	**$384,072**

Equity ownership requirement:	**30%**
Required value	$1,278,336
Status	Target to be met by June 2, 2027



Daniel S. Goldberg

- Ottawa, Ontario, Canada
- Age 58
- Director since 2022
- Independent

Dan Goldberg has been the President and Chief Executive Officer of Telesat Corporation since 2006. Prior to joining Telesat, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held following the purchase of New Skies by SES. During that time, Mr. Goldberg also served as a member of the SES Executive Committee. Prior to becoming Chief Executive Officer, he served as Chief Operating Officer of New Skies and prior to that as New Skies' general counsel. Before joining New Skies, Mr. Goldberg served as Associate General Counsel and Vice President of Government and Regulatory Affairs at PanAmSat. He began his career as an associate at Covington & Burling and then Goldberg, Godles, Wiener & Wright, law firms in Washington D.C.

Mr. Goldberg obtained a Bachelor of Arts in History from the University of Virginia and a Juris Doctor from Harvard Law School.

Key skills and experience
- Senior executive
- Stakeholder engagement
- Strategy
- Human resources
- Capital markets and transactions
- Entrepreneur

Board and committee meeting attendance:	
39 of 40 meetings	**97.5%**
Board	17 of 17
Corporate Governance Committee	4 of 4
Human Resources & Compensation Committee	6 of 6
Strategic Review Committee	12 of 13

Voting results for 2023:	
For	93.65%
Against	6.35%

Other public company directorships:	
Telesat Corporation	2021 to present
MDC Partners, Inc	2016 to 2020

Common Shares and share equivalents:			
Common Shares	40,500	Value	$344,112
DSUs	24,885	Value	$211,438
		Total Value	**$555,550**

Equity ownership requirement:	**43%**
Required value	$1,278,336
Status	Target to be met by March 28, 2027

22 ALGONQUIN | LIBERTY

Christopher G. Huskilson

- **Wellington, Nova Scotia, Canada**
- **Age 66**
- **Director since 2020**
- **Non-independent**

Chris Huskilson is the Interim Chief Executive Officer of the Corporation. He is also the President and CEO of 5-H Holdings Inc. and the Chair of XOCEAN Ltd. He was formerly the CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from $3 billion in assets to $30 billion during his term as CEO. Mr. Huskilson was a director of the Corporation from 2009 to 2016. He has also served as a director of a number of public and private companies in Canada and internationally, as well as community based not-for-profit organizations.

Since leaving Emera in 2018, Mr. Huskilson has been active in the Atlantic Canadian start-up ecosystem. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science and technology-based companies. He is also a founding member of Canada's Ocean Supercluster and is a founding director at Endeavour Canada, a mentor and investor in start-up companies. Mr. Huskilson is a life member of the Association of Professional Engineers of Nova Scotia and is a past Chair of the Canadian Electricity Association, the Greater Halifax Partnership, and the Energy Council of Canada.

Mr. Huskilson is a member of the Nova Scotia Business Hall of Fame, a recipient of the Energy Person of the Year, a recipient of the Catalyst Canada Award for advancement of women in the workplace, and a recipient of the F.H. Sexton Gold Medal for Engineering.

Mr. Huskilson holds a Bachelor of Science in Engineering, a Master of Science in Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Operations
- Strategy
- Human resources
- Accounting
- Capital markets and transactions
- Risk management
- Sustainability
- Cyber/physical security
- Entrepreneur

Board and committee meeting attendance:	
40 of 41 meetings	**97.5%**
Board	17 of 17
Audit Committee	3 of 3
Human Resources & Compensation Committee	4 of 5
Risk Committee	3 of 3
Strategic Review Committee	13 of 13

Voting results for 2023:	
For	93.95%
Against	6.05%

Other public company directorships:	
Tampa Electric Company	2016 to 2019

Common Shares and share equivalents:			
Common Shares	104,145	Value	$884,878
DSUs	37,257	Value	$316,558
		Total Value	**$1,201,436**[1]

Equity ownership requirement:	**94%**
Required value	$1,278,336
Status	Target to be met by January 1, 2027

1. As of January 2, 2024, Mr. Huskilson also held 269,183 RSUs with a value of $2,287,140. His aggregate equity ownership as of that date was $3,488,576.

2024 Management Information Circular 23

D. Randall Laney

- Farmington, Arkansas, United States
- Age 69
- Director since 2017
- Independent

Randy Laney was Chairman of the Board of The Empire District Electric Company ("**Empire**") from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin's acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and not-for-profit boards. Mr. Laney brings significant management and capital markets experience and strategic and operational understanding to the board.

Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Human resources
- Accounting
- Capital markets and transactions
- Risk management
- Sustainability
- Entrepreneur

Board and committee meeting attendance:	
27 of 27 meetings	**100%**
Board	17 of 17
Corporate Governance Committee	4 of 4
Human Resources & Compensation Committee	6 of 6

Voting results for 2023:	
For	93.59%
Against	6.41%

Other public company directorships: None

Common Shares and share equivalents:			
Common Shares	16,000	Value	$135,946
DSUs	65,422	Value	$555,865
		Total Value	**$691,811**

Equity ownership requirement:	**54%**
Required value	$1,278,336
Status	Target to be met by January 1, 2027



David Levenson

- Toronto, Ontario, Canada
- Age 49
- Director since 2024
- Independent

David Levenson was the global head of Brookfield Special Investments ("**BSI**") and Managing Partner at Brookfield Asset Management until March 2023. He joined Brookfield in 2004 and was Chief Investment Officer of its infrastructure business as well as head of its U.S. private equity activities before starting and leading BSI.

Mr. Levenson holds a Bachelor of Commerce from McGill University and a Master of Business Administration from Harvard Business School and is a Chartered Financial Analyst.

Key skills and experience

- Governance
- Stakeholder engagement
- Strategy
- Human resources
- Accounting
- Capital markets and transactions
- Risk management
- Entrepreneur

Board and committee meeting attendance:
Appointed in 2024

Voting results for 2023:	
For	N/A
Against	N/A

Other public company directorships:
Chorus Aviation Inc. — 2022 to present

Common Shares and share equivalents:			
Common Shares	nil	Value	$0
DSUs	nil	Value	$0
		Total Value	**$0**

Equity ownership requirement:	**0%**
Required value	$1,278,336
Status	Target to be met by February 1, 2029

24 ALGONQUIN | LIBERTY

Christopher F. Lopez

- **Calgary, Alberta, Canada**
- **Age 50**
- **Nominated in 2024**
- **Independent**

Chris Lopez has served as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited ("**Hydro One**"), an electricity transmission and distribution company, since April 2023. Mr. Lopez joined Hydro One in 2016 and served as its Chief Financial Officer from May 2019 to April 2023, Acting Chief Financial Officer from September 2018 to May 2019, and Senior Vice President, Finance, from 2016 to 2018. Prior to that, Mr. Lopez served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation ("**TransAlta**"), a clean energy solutions company, from 2011 to 2015, as Director of Operations Finance at TransAlta from 2007 to 2011, and in various senior financial roles with TransAlta from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program, with Rio Tinto Group.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Accounting
- Capital markets and transactions
- Risk management
- Sustainability
- Cyber/physical security
- Entrepreneur

Board and committee meeting attendance:
Nominated for election in 2024

Voting results for 2023:	
For	N/A
Against	N/A

Other public company directorships: None

Common Shares and share equivalents:			
Common Shares	2,850	Value	$24,215
DSUs	nil	Value	$0
		Total Value	**$24,215**

Equity ownership requirement:	**1.9%**
Required value	$1,278,336
Status	If elected, target to be met by June 4, 2029



Dilek Samil

- **Las Vegas, Nevada, United States**
- **Age 68**
- **Director since 2014**
- **Independent**

Dilek Samil has over 30 years of finance, operations, and business experience in both the regulated energy utility sector and wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer following its acquisition by Berkshire Hathaway. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power's Chief Financial Officer and led the company's efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.

Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Operations
- Strategy
- Human resources
- Accounting
- Capital markets and transactions

Board and committee meeting attendance:	
26 of 26 meetings	**100%**
Board	17 of 17
Audit Committee	5 of 5
Risk Committee	4 of 4

Voting results for 2023:	
For	94.85%
Against	5.15%

Other public company directorships: None

Common Shares and share equivalents:			
Common Shares	17,400	Value	$147,841
DSUs	90,648	Value	$770,200
		Total Value	**$918,041**

Equity ownership requirement:	**72%**
Required value	$1,278,336
Status	Target to be met by January 1, 2027

2024 Management Information Circular 25

Meeting attendance

The following table sets out the attendance in 2023 of each director nominee at meetings of the board and the respective committees noted (other than Messrs. Carter, Levenson, and Lopez, who did not serve as directors in 2023):

Name	Board		Audit Committee		Corporate Governance Committee		Human Resources & Compensation Committee		Risk Committee		Strategic Review Committee	
Melissa S. Barnes	17/17	100%	5/5	100%	-	-	6/6	100%	4/4	100%	-	-
Amee Chande	17/17	100%	5/5	100%	4/4	100%	-	-	-	-	13/13	100%
Daniel S. Goldberg	17/17	100%	-	-	4/4	100%	6/6	100%	-	-	12/13	92%
Christopher G. Huskilson[1]	17/17	100%	3/3	100%	-	-	4/5	80%	3/3	100%	13/13	100%
D. Randall Laney	17/17	100%	-	-	4/4	100%	6/6	100%	-	-	-	-
Dilek Samil	17/17	100%	5/5	100%	-	-	-	-	4/4	100%	-	-

1. Mr. Huskilson ceased to be a member of the Audit Committee, Human Resources & Compensation Committee, and Risk Committee when he was appointed as Interim Chief Executive Officer on August 10, 2023. The meeting of the Human Resources & Compensation Committee that he did not attend was the meeting at which the terms of his appointment were reviewed and discussed.

Corporate cease trade orders, bankruptcies, penalties, or sanctions

To the Corporation's knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director, chief executive officer, or chief financial officer of any company (including Algonquin) that: (i) was subject to a cease trade order that was issued while acting in the capacity as director, chief executive officer, or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

No proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

To the Corporation's knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

26 ALGONQUIN | LIBERTY

 Corporate governance practices  This section discloses Algonquin's corporate governance practices in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices.  Corporate governance highlights  The positions of Board Chair and Chief Executive Officer (“CEO”) are separate.  The Board Chair and the chairs of each of the board’s committees are independent in accordance with applicable standards in National Instrument  52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange (“NYSE”) corporate governance standards applicable to boards  of directors (the “NYSE Standards”).  The board oversees the Corporation’s strategy and actively participates in strategic planning processes which result in Algonquin’s strategic plan.  The board oversees and actively participates in the Corporation’s strategic planning processes.  The board has written position descriptions for the Board Chair, the committee chairs, and the CEO.  New directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the board.  New directors participate in a formal orientation process.  Directors are provided support for continuing education to maintain a high level of understanding of, and expertise in, the businesses, investments, and risks of the Corporation to enhance their contributions as directors.  Creating a culture of integrity begins with the tone from the top. Directors, officers, and employees are required to annually complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understood the Corporation’s  Code of Business Conduct and Ethics (the “Code of Conduct”).  All meetings of the board and all committees have in-camera sessions during which management is not present.  Each of the board’s standing committees meets  in camera at each of its meetings with senior leaders other than the CEO. These in-camera sessions in the case of the Audit & Finance Committee, are with the Chief Financial Officer and the Vice President, Internal Audit (separately); in the case of the Corporate Governance Committee, with the Chief Legal Officer; in the case of the HRCC, with the Chief Human Resources Officer; and in the case  of the Risk Committee, with the Chief Financial Officer and the Chief Legal Officer.  The board is exposed to levels of management within the Corporation in addition to executive management, which facilitates effective succession planning.  The board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Board Chair, committee chairs, individual directors, and the committees.  The board has a policy to annually provide Shareholders with an advisory vote on executive compensation.  The board has adopted a compensation clawback policy.  The board has adopted a board retirement policy.  The board has adopted a diversity policy.  2024 Management Information Circular  27

 Board of Directors  Algonquin's Articles of Incorporation currently provide that the board have a minimum of three and a maximum of 20 directors. Within those parameters, the board is authorized to determine the number of directors by resolution from time to time. The board has determined that the number of directors to be elected at the Meeting is nine.  Independence  The board has determined that all director nominees, other than Mr. Huskilson, are independent in accordance with applicable standards in NI 52-110 and the NYSE Standards. Mr. Huskilson is not independent because he is the Interim CEO of the Corporation.  Independent chair  Mr. Moore, the Board Chair, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The Board Chair must be independent pursuant to the written position description.  Mandate  The board has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management. A copy of the Mandate of the Board of Directors is provided in Schedule “D” hereto and is also available on the Corporation’s website at www.algonquinpower.com.  Direct involvement in the strategic planning process  Executive management, in collaboration with the board, works to develop and refine a strategic plan through, among other things, participation in strategic planning meetings each year. Strategic planning includes consideration of both internal and external expert advice. Oversight of the Corporation’s strategy is one of the primary roles of the board, as corporate strategy directly influences short- and long-term objectives.  Beginning in May 2023, the board undertook a strategic review of the Corporation’s renewable energy business with the objective of enhancing Shareholder value.  The board established a Strategic Review Committee (“SRC”) comprised entirely of independent directors to lead the review. The SRC, with support from management and external legal and financial advisors, directed the identification, modelling, and assessment of various strategic alternatives. The strategic review concluded  in August 2023, and the SRC was disbanded, following the SRC’s recommendation to the board that the Corporation should pursue a sale of the renewable energy business. The board accepted the SRC’s recommendation. The sale process is ongoing as of the date of this Circular.  Risk management  The board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal business and operational risks faced by the Corporation. The board has established the Risk Committee (see disclosure on page 35 under the heading "Committees of the board") to assist the board  in the fulfillment of these duties. The board is assisted in its oversight of financial and accounting controls and risks by the Audit & Finance Committee, of human resources and compensation risks by the HRCC, and of ESG, climate change, and sustainability risks by the Corporate Governance Committee.  As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by Algonquin’s Enterprise Risk Management (“ERM”) team. Risk information is sourced throughout the organization using a variety of methods, including risk identification interviews, workshops, and surveys.  Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee. Significant risk categories assessed include public and employee safety, environment, natural disasters, security (physical and cyber), financial reporting, operations, compliance, privacy, conduct and ethics, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategic, and regulatory.  The impact and likelihood of risks are assessed across the organization using a common risk scoring matrix. Financial, reputation, safety and security, reliability, and planned execution implications are among those  considered when determining the impact of a potential risk. Risk mitigation priorities are established based upon these risk assessments and incorporated into the development of Algonquin’s strategic and business plans.  The development and execution of risk management action plans for the organization’s top risks are actively monitored by the ERM team. Algonquin’s Internal Audit function is responsible for conducting  audits to validate and test the effectiveness of controls  ALGONQUIN | LIBERTY  28

 2024 Management Information Circular  29  for the key risks. Audit findings are discussed with business owners and reported to the Audit & Finance Committee  at least quarterly. All material changes to exposures, controls, or mitigation plans of key risks are reported to the ERM team, the ERM Council, and the relevant board committee for consideration.  Algonquin’s ERM framework follows the guidance of  ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The board oversees management actions to promote an effective risk governance structure and robust risk management practices.  Cyber risk management  The board’s oversight of cyber risks is provided primarily by the Risk Committee. The Risk Committee’s mandate includes regularly reviewing the Corporation’s cybersecurity program and related risks.  Management considers the security of the Corporation’s critical infrastructure, technology assets, and employee and customer data one of its top priorities, and cybersecurity is one of the ERM program’s important areas of focus.  To enable appropriate protection and mitigation of cyber risks, management has implemented several preventative and detective measures, including software and hardware updates, security awareness training, security assessments and audits, multi-factor authentication, data encryption, firewalls and anti-virus software, and monitoring of network activity. Business resilience and preparedness  for unplanned events, including response, recovery, and restoration capabilities, are a focus and regularly reviewed.  Reports on these management actions are provided to the Risk Committee at least quarterly as part of a standing agenda topic relating to cyber risk. In addition, the Corporation maintains cybersecurity insurance to mitigate the risk of a cybersecurity incident or breach.  Under the direction and oversight of the Risk Committee, management is making additional investments in the further enhancement of the Corporation’s enterprise cybersecurity program with the objective of upgrading and aligning organizational cybersecurity capabilities  to support security, performance, and decision-making. This consists of several related workstreams, including governance, awareness and training, incident response, data protection, and cybersecurity risk management.  Management periodically conducts emergency/disaster recovery and crisis management exercises that include potential cybersecurity events, such as ransomware attacks, and the Corporation’s Cyber Security Incident Response Plan is tested at least annually. The results of those exercises and tests are presented to the Risk Committee and guide future cyber risk management initiatives.  Internal controls  The board is responsible for monitoring the integrity of our internal controls and management information  systems. The board has delegated internal control oversight responsibilities to the Audit & Finance Committee, which includes monitoring the system of internal controls over financial reporting. The Audit & Finance Committee reviews quarterly and annual financial statements and recommends them to the board for approval. Algonquin’s Vice President, Internal Audit has a direct reporting relationship to the Chair of the Audit & Finance Committee and updates  the Audit & Finance Committee quarterly on internal audit activities, including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.  Succession planning  Oversight of management succession planning is within the mandate of the HRCC. The HRCC has responsibility for reviewing succession planning processes and succession plans for key leadership roles at least annually.  Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary for the Corporation to meet future strategic objectives and fulfill key organizational roles  in the future.  The HRCC is mandated to make recommendations to the board with respect to succession planning, including:  (i) policies and principles for the selection and performance review of the executive officers and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) policies and plans related to the appointment, training, and monitoring of potential successors to executive officers.  Where employees are considered potential successors, long-term professional development plans are established to further align the employees’ personal development plans with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.  The HRCC also oversees the Corporation’s human resources policies and practices that enable senior management to review the performance of their team members at least annually and develop plans for personal growth and career advancement.

 ALGONQUIN | LIBERTY  30  Board and director assessments  The board recognizes the value of regular assessments of its effectiveness to identify ways to continuously improve its performance and the performance of the Board Chair, individual directors, and the committees, including the committee chairs. These assessments are conducted annually.  The Corporate Governance Committee determines the process by which the assessments will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual directors and the Board Chair and/or the Chair of the Corporate Governance Committee, or such other processes as the Corporate Governance Committee determines  appropriate. Management is invited to participate in the assessment process periodically to provide the directors with an additional perspective on key matters, including the interactions between the board and its committees and management. The Corporate Governance Committee has determined that the use of independent consultants from time to time will supplement and enhance the internal assessment process and provide broader input on board effectiveness.  The 2023 assessment process consisted of interviews and written questionnaires. The assessment scope included the following:  Assessment of the Board  Directors were asked to assess the effectiveness of the board as a whole and the Board Chair, and suggest improvements.  Assessment of the Committees  Directors were asked to assess the effectiveness of each committee and its chair.  Self-assessment  Directors were asked to assess their own performance as directors and committee members, including what might make them more effective.  Peer assessment  Directors were asked to provide comments on the performance of their peer directors.  Each year, the results of the assessments are presented to the board and the applicable committee. The results include the identification of any issues arising from the assessments and plans to address any follow-up actions.  Director recruitment process  The services of a search consulting firm are utilized  to assist the Corporation in identifying suitable director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new director. Search consulting firms are specifically  requested to develop candidate lists that include multiple candidates from each gender and candidates who are diverse on other characteristics or qualities (as described below) compared to the current composition of the board. The search consulting firm screens potential candidates and discusses them with the Corporate Governance Committee, then creates a list of primary candidates.  Based on this list, the search consulting firm determines the interest and availability of the candidates to create a final shortlist. This process is carefully designed to provide the best opportunity to identify and attract strong candidates and enhance the board’s diversity on gender and other factors. Each shortlisted candidate is interviewed by the Board Chair, members of the Corporate Governance Committee, and the CEO. Candidates are appointed or nominated for election as directors based on the Corporate Governance Committee’s recommendations to the board.  Diversity  The board recognizes the benefits of promoting diversity at the board level and throughout the organization.  It believes diversity has a positive effect on governance and performance.  The board has adopted a diversity policy applicable to the board and executive management (the “Diversity Policy”). The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the board and executive management.  One of the stated objectives of the Diversity Policy is that Diversity (as defined below) be considered in determining the optimal composition of the board and as part  of the succession planning process and appointment of members to executive management roles.  The Diversity Policy defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender, age, race, nationality, culture, language, and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education, and regional and industry experience and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates  to the Diversity of the board, and the HRCC, as it relates to the Diversity of executive management, periodically  assess the effectiveness of existing processes in achieving Algonquin’s Diversity objectives and, if determined advisable, consider measurable objectives for achieving Diversity. An objective of the Diversity Policy is that each gender comprise at least 30% of the directors. As of the date of this Circular, 40.0% of the directors are women and 33.3% of the nominees for election as directors at the Meeting are women. The board also considers gender Diversity in the composition of its committees. The chairs of three out of four committees are currently women and all committees include female directors.

 2024 Management Information Circular  31  6 nominees  1 nominee  2 nominees  Average tenure of the board nominees is 3.67 years  0 – 4 years 5 – 9 years >9 years  The promotion of Diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice, and the board and management believe that an environment that promotes Diversity positively impacts our ability to attract and retain talent. As it is important that each appointment of an executive officer be made, and be perceived to be made, on the  merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets related to Diversity in its executive officer or senior management positions. However, the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value the Corporation places on Diversity and to measure the  organization’s progress in increasing Diversity. When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process to  promote the development of women for leadership positions and annually the HRCC, as part of its review of succession planning, considers year-over-year changes in gender diversity both at the enterprise and business unit level.  As part of its Diversity program reviews, the HRCC also considers progress with the development of initiatives by the Corporation that support inclusion in the workplace.  As of April 18, 2024: (i) women represent 33% of the total workforce of Algonquin and its subsidiaries, including 32% of management positions at or above the senior manager level; and (ii) women represent 29% of the executive team.  In addition, based on the self-identification of Algonquin’s directors and executive officers, Aboriginal peoples, members of visible minorities, and persons with disabilities (as each such term is defined in the Employment Equity Act (Canada)) are currently represented in Algonquin’s executive officer positions and on the board as follows:  No members of the executive team are members of a visible minority, Aboriginal peoples, or persons with disabilities.  Two directors are members of a visible minority, representing 20% of the board, and there are no Aboriginal peoples or persons with disabilities on the board.  Director retirement policy  The board has adopted a retirement policy for directors to facilitate board renewal. In March 2023, the board approved amendments to the retirement policy to replace the former retirement age of 71 with a tenure limit. The amended policy states that a director may stand for re-election to the board until the 12th annual meeting of Shareholders after his or her initial election or appointment to the board. The amended policy contains a “grandfathering” provision pursuant to which an individual who was serving as a director on the date the amendments were approved may continue to stand for re-election until the later of: (i) the 12th annual meeting of  Shareholders after his or her initial election or appointment to the board; or (ii) the annual meeting of Shareholders after he or she reaches the age of 71. In either case,  the independent directors may, on the recommendation of the Corporate Governance Committee, waive the obligation to retire if they unanimously determine that it is in the best interests of the Corporation that the applicable director continues to serve. Such a waiver may be granted for a maximum of three additional annual terms.  The average tenure of Algonquin’s nine Director nominees is 3.67 years. The board is comprised of a mix of  longer-serving directors familiar with the Corporation’s business and history and directors who are newer to Algonquin and bring fresh perspectives to the board.

 ALGONQUIN | LIBERTY  32  Directors meet without management  At each meeting of the board and its committees,  there is an in-camera session during which management is not present.  Common memberships on boards of public companies  There are currently no common memberships on boards of public companies among the Corporation’s director nominees.  Director equity ownership guideline  All directors are subject to an equity ownership guideline, which is described on page 18. For the director nominees’ status under the equity ownership guideline, please see their profiles on pages 21 to 25.  Nomination of directors  The Corporate Governance Committee serves as the director nominating and evaluation committee and recommends new directors for election or appointment to the board. All members of the Corporate Governance Committee are independent.  The Corporate Governance Committee is responsible for recommending the list of nominees for election as directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee  creates and reviews the criteria for selecting directors by assessing the personal qualities and qualifications of current directors. It also assesses the Corporation’s ongoing needs and circumstances, Diversity, and the overall mix of expertise, experience, and competencies on the board as reflected in the director skills matrix (see page 20). In recruiting new directors, the Corporate  Governance Committee considers the Diversity, expertise, experience, and competencies desired for directors  and develops a plan for the recruitment of additional director nominees on that basis. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute positively to the broad range of issues which come before the board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the board and committees  to which they may be appointed.  The Corporate Governance Committee also evaluates the expected turnover of directors in advance of their potential retirement from the board and develops a succession plan that includes creating overlap, where possible, between new directors and retiring directors.  On April 18, 2024, the Corporation entered into a co-operation agreement with its largest Shareholder, Starboard Value LP (“Starboard”). Pursuant to the co-operation agreement, among other things the Corporation agreed to nominate  Messrs. Carter and Lopez for election as directors at the Meeting. Prior to entering into the agreement with Starboard, members of the Corporate Governance Committee met with Messrs. Carter and Lopez and  conducted background checks through an independent search consulting firm as it customarily conducts when engaged in a director recruitment process. Following these interviews and background checks, the Chair  of the Corporate Governance Committee recommended to the board the nomination of Messrs. Carter and Lopez for election as directors at the Meeting.  Compensation governance  The HRCC has responsibility for reviewing the alignment of Algonquin’s compensation programs with the Corporation’s performance, business plans, risk profile, and risk management principles. The HRCC annually reviews and makes recommendations to the board regarding compensation of the CEO and other members of executive management. The HRCC oversees the administration of incentive plans providing for the award of annual incentives, stock options (“Options”),  RSUs, and PSUs in accordance with the provisions  of the respective plans. In addition, the HRCC annually reviews compensation of the directors, including  the Board Chair and the chairs of the committees, and the percentage of directors’ compensation that is paid in the form of DSUs.  The HRCC reviews and recommends to the board compensation policies and processes and any new incentive compensation and equity compensation plans or substantive changes to such plans.  The HRCC also reviews management succession plans and recommends to the board the appointment and compensation of executive management, including grants of Options, RSUs, and PSUs to those individuals. The HRCC also has responsibility for reviewing, on an annual basis, the performance of the CEO and reviewing with the CEO the performance of the other members  of executive management.  The HRCC retains the services of an independent advisor to assist in fulfilling its duties. In 2017, the HRCC first retained Hugessen Consulting Inc. (“Hugessen”) as its independent advisor. Hugessen provides counsel on the competitiveness and appropriateness of compensation practices and Algonquin’s comparator groups. The scope of services includes competitive benchmarking of executive and director compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies, and practices, a review of pay and performance comparators, a review of incentive plan design, and a biennial compensation risk assessment.  In addition, management of the Corporation has separately engaged Mercer (Canada) Limited (“Mercer”) as an independent compensation consultant to provide data

 2024 Management Information Circular  33  services, pension and benefits advice, compensation analysis, and other information required from time to time for the development of compensation recommendations and management of existing programs, due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses.  Board pre-approval for provision of these services to management is not required given that Mercer has not been the compensation advisor to the HRCC since 2017.  Sustainability governance  Algonquin is committed to contributing to a sustainable energy and water future. Our aim is to be a top-quartile global utility known for exceptional performance in terms of safety, customer experience, employee engagement, diversity and inclusion, environmental and social responsibility, and financial results. Our focus on sustainability includes a commitment to the Sustainable Development Goals (“SDGs”) published by the United Nations in 2015. We have aligned our approach to sustainability with 10 of the 17 SDGs that are most relevant to our corporate mission, capabilities, and values.  Given the industry in which the Corporation operates, Climate Action is one of our top priority SDGs. Algonquin supports the global goal of limiting planetary temperature rise and has established a target to achieve net-zero scope 1 and scope 2 greenhouse gas (“GHG”) emissions  by 2050. We are committed to reducing the impact of climate change by deploying emerging technologies and business models to decarbonize our energy portfolio. We have also established the following interim environmental and climate-related targets:  Reduce GHG emissions by one million metric tons from 2017 levels – we achieved our target by reducing CO2 emissions by more than 1.4 million metric tons by the end of 2022;  Achieve 75% renewable generation by the end of 2023 – we reached 68% by the end of 2023, achieving 90% of our target; and  Add 2,000 megawatts of renewable production between 2019 and 2023 – we achieved our target by adding 2,094 megawatts by the end of 2023.  Additional information on Algonquin’s commitment to the SDGs, including our specific initiatives and alignment with SDG targets, can be found in our 2023 ESG Report which is available on our website at www.algonquinpower.com.  Beyond our commitment to the SDGs, Algonquin has spent considerable effort to align our climate-related risk disclosures with industry best practices. In 2020, we published a Climate Change Assessment in line with the Task Force on Climate-related Financial Disclosures and have continued to evaluate and  assess the Corporation’s potential climate risks through this framework. Core to this evaluation are both the physical impacts of climate change on our operations and the potential effects of the energy transition required to achieve a lower-carbon future. Climate-related risks have been identified and integrated into our ERM processes to ensure material risks to the Corporation are appropriately identified, tracked, and ultimately managed.  Board-level oversight is an essential element of the integration of sustainability into Algonquin’s corporate strategy. The mandate of the Corporate Governance Committee includes reviewing and  making recommendations to the board on sustainability matters and their integration into Algonquin’s business.  This includes oversight of the ongoing development and progress of Algonquin’s sustainability plan and initiatives, which are reported to the Corporate Governance Committee quarterly. In addition, the Corporate Governance Committee reviews and provides input into the Corporation’s annual ESG Report and reviews the Corporation’s performance and rankings in various sustainability indices. In addition, material  climate-related risks identified through our ERM processes receive oversight from the Risk Committee, which reports on material risks and mitigation activities to the board.  The Chief Legal Officer is the executive officer primarily responsible for the Corporation’s sustainability plan, initiatives, and ESG reporting and disclosures. Under  her leadership, management provides quarterly updates to the Corporate Governance Committee so that it, and the board as a whole, have reliable and up-to-date information, insights, and performance tracking on key ESG initiatives. The board and management prioritize sustainability across the organization, integrating it  into the development and execution of broader strategic priorities. The Corporation’s sustainability team facilitates stakeholder engagement on sustainability topics, supports other functions and departments in integrating ESG principles into their work, collects sustainability data, and is responsible for ESG-related reporting and disclosures, including the Corporation’s annual ESG Report.  Algonquin’s Regional Sustainability Councils (“RSCs”) also guide the Corporation’s sustainability efforts.  RSCs are comprised of employees from across our regulated utilities and renewable energy groups who work to identify and address sustainability issues  relevant to their regions and businesses at the local level. The RSCs have focused their efforts in the following areas:  Environmental – reducing their carbon footprints and addressing climate change, water conservation, waste clean-up, and biodiversity enhancement initiatives; and  Social – supporting employees and communities with initiatives aimed at improving diversity, equity, and inclusion, education, and resiliency.

 ALGONQUIN | LIBERTY  34  Committees of the board  Audit & Finance Committee  Members  Dilek Samil (Chair)  Melissa Stapleton Barnes  Amee Chande  David Levenson  100% independent  All Audit & Finance Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the NYSE. The board has also determined that Ms. Samil is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and has the required financial experience as defined by the NYSE corporate governance rules.  Responsibilities  The Audit Committee was renamed the “Audit & Finance Committee” and finance-related responsibilities were added to its mandate in March 2024. The Audit & Finance Committee assists the board in fulfilling its financial reporting and control responsibilities to Shareholders and the investment community through its oversight of accounting and financial reporting processes, including the audit of the financial statements. The Audit & Finance Committee also assists the board by reviewing and providing oversight of business cases for significant projects and investments, annual budgets and long-term plans, and strategies for matters relating to liquidity, capital markets activities, and financing structures.  The responsibilities and operation of the Audit & Finance Committee are more particularly set out in the Audit & Finance Committee’s mandate, a copy of which is included as a schedule to the Corporation’s Annual Information Form for 2023 which is available on SEDAR at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Corporation’s website.  Corporate Governance Committee  Members  D. Randall Laney (Chair)  Brett C. Carter  Amee Chande  Daniel S. Goldberg  Masheed H. Saidi  100% independent  Each member of the Corporate Governance Committee is independent.  Responsibilities  The Corporate Governance Committee is responsible for oversight of Algonquin’s corporate governance policies and practices and matters relating to board succession and the nomination of candidates for election as directors. In addition, the Corporate Governance Committee provides oversight of climate-change risks and is responsible  for reviewing and making recommendations regarding ESG and sustainability matters and their integration into Algonquin’s business (see “Sustainability governance” on page 33).

 2024 Management Information Circular  35  Human Resources & Compensation Committee  Members  Melissa Stapleton Barnes (Chair)  Brett C. Carter  Daniel S. Goldberg  D. Randall Laney  100% independent  Each member of the HRCC is independent.  Responsibilities  The HRCC is responsible for reviewing director and executive compensation and making recommendations to the board regarding these matters on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the board regarding the Corporation’s compensation philosophy. The process by which executive compensation is established is described under the heading “Compensation discussion and analysis” beginning on page 51. The HRCC also has oversight of the Corporation’s human resources policies and practices, including succession planning.  Risk Committee  Members  Masheed H. Saidi (Chair)  Melissa Stapleton Barnes  David Levenson  Dilek Samil  100% independent  Each member of the Risk Committee is independent.  Responsibilities  The Risk Committee is responsible for oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to accounting and financial reporting, climate-change and sustainability, or human resources and compensation matters.  Strategic Review Committee  Members  Christopher G. Huskilson (Chair)  Amee Chande  Daniel S. Goldberg  100% independent  Each member of the SRC was independent during its term (from May 2 to August 9, 2023).  Responsibilities  The SRC was responsible for examining, reviewing, and assessing various strategic alternatives with respect to the Corporation’s renewable energy business  to enhance Shareholder value, including recommendations made by Shareholders. The SRC’s activities were supported by management and external legal and financial advisors. The strategic review culminated  in the SRC’s recommendation to the board to pursue a sale of the renewable energy business. The board accepted the SRC’s recommendation and launched the sale process in the fourth quarter of 2023.

 ALGONQUIN | LIBERTY  36  New director orientation  New directors are provided with a formal orientation to the Corporation that familiarizes them with the businesses, corporate structure, other directors, and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new directors to meet senior management and become familiar with their respective areas of responsibility. New directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, corporate functions, financial information, and governance practices that allow them to effectively integrate with the operation of the board.  New directors are also provided with a reference manual that contains relevant background materials to support  their introduction to the Corporation’s business. The reference manual includes the following:  Public disclosure documents, including annual reports, recent annual and interim MD&A, financial statements, management information circulars, and annual information forms;  Governance documents, including board and committee mandates, key policies, and guidelines; and  Other documents such as the Corporation’s strategic plan and annual sustainability reports, the guide to the Corporation’s management structure, succession plans, and minutes of board and committee meetings.  Comparison of NYSE corporate governance rules  Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance rules, including the rules of the TSX (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE (the “NYSE Rules”), certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”), and those applicable rules and regulations mandated by the Sarbanes-Oxley Act  of 2002. In particular, Section 303A.06 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies  listed on the NYSE. A description of those differences follows.  Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The board is responsible for determining whether each director is independent. In making this determination, the board has adopted the higher standard of “independence” that applies to each member of the Audit & Finance Committee  pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act instead of the definition of independence set forth  in the NYSE rules. In applying this definition, the board considers all relationships of its directors, including business, family, and other relationships. Through this  process, the board also determines whether each member of its Audit & Finance Committee is independent pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act.  Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined  in the NYSE Rules. In making this determination, the board has adopted the standard of “independence” applicable to members of the Audit & Finance Committee, rather than the definition set forth in the NYSE Rules.  All members of the Corporate Governance Committee are independent directors.  Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE Rules. In making this determination, the board has adopted the standard  of “independence” applicable to members of the Audit & Finance Committee, rather than the definition set forth in the NYSE Rules. All members of the HRCC are independent directors.  Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee, at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation

 2024 Management Information Circular  37  by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The Audit & Finance Committee’s written mandate complies with Canadian Rules and requires that prior to the completion of each annual external audit, the Audit & Finance Committee review and discuss with management and the external auditor the adequacy of the Corporation’s internal controls, but does not explicitly require that the Audit & Finance Committee at least annually obtain and review a report from the independent auditor regarding the matters noted above, which is not required by Canadian Rules.  Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules.  For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that  do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage  of the issuer’s outstanding securities, and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.  Section 303A.09 of the NYSE Listed Company Manual requires that a listed company adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines.  Algonquin has adopted a board mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin’s  corporate governance guidelines do not address director compensation, but Algonquin provides disclosure about the decision-making process for non-employee director compensation in the annual management information circular. Algonquin has also adopted equity ownership guidelines for non-employee directors.  Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board  or a board committee and must be promptly disclosed to shareholders. The Code of Conduct, as described on page 41, complies with Canadian Rules. Waivers must receive prior approval by the board and will be disclosed promptly in accordance with applicable securities laws and Algonquin’s disclosure policy.  Section 303A.14 of the NYSE Listed Company Manual requires that a listed company adopt and comply with a written recovery policy providing that the listed company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the listed company is required to prepare an accounting restatement due to the material noncompliance of the listed company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.  While the Canadian Rules do not require that an issuer adopt a written recovery policy, Algonquin has adopted a compensation clawback policy that complies with Section 303A.14 of the NYSE Listed Company Manual. Algonquin’s compensation clawback policy also provides that where a senior executive was engaged in conduct determined to be misconduct (as defined in the policy), or clawback is required under applicable law, rule, or regulation or by  a regulatory body, the HRCC has the discretion to recoup amounts paid or awarded to any executive officer as performance-based compensation or to cancel any performance-based compensation awards made to any executive officer within the three preceding years.  Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with, among other things, the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power, and issuances that will result in a change in control. Algonquin follows the Canadian Rules for shareholder approval of new issuances of its Common Shares instead of the NYSE shareholder approval rules. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Algonquin; or (ii) provide consideration  to insiders in aggregate of 10% or greater of the market capitalization of Algonquin and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements:  (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities  or Options, rights, or other entitlements to listed securities greater than 10% of the number of securities of Algonquin which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement  to an insider during the six-month period.  In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case  the Corporation expects to make the disclosure of such transactions available on the Corporation’s website.

Continuing education for directors

The board and management believe that for directors to be effective, they must be knowledgeable about the Corporation, its strengths and challenges, and the industry and business environment in which the Corporation operates.

Directors are encouraged to update, educate, and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation.

Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to directors between meetings to facilitate updates on material developments that may affect the Corporation or its businesses.

Directors are encouraged to participate in external education sessions that are related to the business of the Corporation or the performance of their duties as directors.

The Corporation maintains a membership for all directors in the Canadian Institute of Corporate Directors ("**ICD**") and the National Association of Corporate Directors ("**NACD**") in the U.S. These memberships provide all directors with ongoing access to the educational seminars and training programs provided by the ICD and the NACD.

Directors are entitled to reimbursement for out-of-pocket expenses incurred in attending relevant education sessions.

From time to time, the board receives specialized presentations from external parties and/or management on various matters of significance to the Corporation. Directors participated in education sessions in 2023 as follows:

Education presentations and programs	Presenter	Month	Participants
Simple Economics of Fintech	Creative Destruction Lab	January	C. Huskilson
2023 Canada Energy Update	Energy Council of Canada	January	C. Huskilson
2023 Governance Outlook	National Association of Corporate Directors	February	R. Laney
Simple Economics of Blockchain	Creative Destruction Lab	February	C. Huskilson
Cyber Risk and Security	Booz Allen Hamilton	March	A. Banskota, M. Barnes, A. Chande, C. Huskilson, K. Moore, M. Saidi, D. Samil
Hedging and Derivatives	Management	March	A. Banskota, M. Barnes, A. Chande, C. Huskilson, K. Moore, M. Saidi, D. Samil
Site Visit – Bermuda Electric Light Company Power Station	Management	April	A. Banskota, M. Barnes, C. Huskilson, R. Laney, K. Moore, M. Saidi, D. Samil
WEDNET 2023	Morgan Stanley	April	A. Chande
Cybersecurity Oversight	National Association of Corporate Directors/ Software Engineering Institute	April	A. Chande
Simple Economics of Digital Society	Creative Destruction Lab	April	C. Huskilson
Simple Economics of Energy	Creative Destruction Lab	May	C. Huskilson
Regulatory Strategy	Management	May	All directors
How to Realize a Radically Different and Electrically Powered World	Ernst & Young	June	M. Saidi
Simple Economics of Health	Creative Destruction Lab	June	C. Huskilson
2023 Directors' Academy: Corporate Compliance and Enforcement	New York University Law School	September	M. Barnes
Macro Trends in the Environment	Deloitte	September	A. Chande
Unlocking the Promise of AI and Digital	McKinsey	October	A. Chande
Accounting Effects of Discontinued Operations	Management	November	M. Barnes, A. Chande, C. Huskilson, R. Laney, K. Moore, D. Samil
Ratemaking	Management	November	M. Barnes, A. Chande, C. Huskilson, R. Laney, K. Moore, M. Saidi, D. Samil
Sustainability Reporting for Audit Committees	Deloitte	December	A. Chande

38 ALGONQUIN | LIBERTY

 2024 Management Information Circular  39  Position descriptions  Board Chair  The role of the Board Chair is to provide leadership to the board in fulfilling the board’s duties effectively, efficiently, and independently of management.  The Board Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.  The Board Chair also:  In consultation with members of the board and management of the Corporation, sets the agenda for each meeting of the board;  Chairs and enables the effective functioning of board and Shareholder meetings;  Oversees and monitors the work of each committee to see that delegated committee functions are carried out and reported to the board;  Oversees the presentation to the board of management’s strategies, plans, and performance and the board’s review and approval of the same;  Assesses whether the directors and the committees have appropriate administrative support, access to personnel of the Corporation, and access to outside advisors for the purposes of the board fulfilling its mandate;  Ensures that independent directors regularly meet to discuss issues without management present;  In conjunction with the Corporate Governance  Committee, supports and assists in the conduct of periodic assessments of the effectiveness of the board and its committees and members;  Provides input to the Corporate Governance Committee on its recommendations to the board for approval of candidates for nomination or appointment to the board; and  Determines the members and chairs of the board’s committees.  Committee chairs  The board has adopted a position description  for the committee chairs which details their duties.  Each committee chair is required to provide leadership  to the committee members and support the committee’s effective operation in order to fulfill its mandate.  The position description for the committee chairs provides that each committee chair shall:  Chair all committee meetings;  Provide leadership to the committee;  Act as the communication link between the board and the committee;  Review any formal communications from the committee to the board before dissemination to the board and report to the board on the committee’s significant activities;  Oversee that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;  In consultation with the Board Chair and management, set the agenda for committee meetings and review information packages and related materials for committee meetings with management;  Set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the board;  Lead the annual assessment of the committee’s performance and the review of the committee mandate; and  Maintain an effective working relationship with key advisors to the committee.

 ALGONQUIN | LIBERTY  40  Chief Executive Officer  The board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of, and delivery against, the  long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value.  The position description for the CEO provides that he or she shall consult with the Board Chair on matters of strategic significance to the Corporation.  In discharging his or her responsibility for the day-to-day  operation of the Corporation’s business, subject always to the oversight by the board, the CEO shall:  Maintain effective communications with the Board Chair and the board as a whole;  Maintain a positive and ethical work climate that is conducive to attracting, retaining, and motivating top-quality employees at all levels;  Work with the Board Chair in determining the  matters and materials that should be presented to the board and providing information that will enable the board to focus on appropriate issues facing the Corporation and the industry generally;  Present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the board for review and approval;  Act as a liaison between management and the board, working closely with the Board Chair to ensure that management strategies, plans, and performance are clearly represented to the board;  Oversee the development of, and recommend  to the board, annual business plans and budgets that support the Corporation’s long-term strategy;  Work with senior management to implement the Corporation’s ERM program and to identify and manage the major risks facing the Corporation;  Oversee the maintenance of an effective management team below the level of the CEO and an active plan for management development and succession;  In cooperation with the Board Chair, the Chair of the HRCC, and the board as a whole, develop  an effective succession plan for the position of the CEO and executive management of the Corporation;  Certify the annual and interim financial statements, MD&A of such financial statements, AIF, quarterly reports, and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;  Serve as a spokesperson for the Corporation;  Assign to other senior management such powers and duties as the CEO may deem advisable;  Execute the board’s resolutions and policies;  Ensure the delivery of information to directors on a timely basis to keep them fully apprised of all matters which are material to the board and to the Corporation;  Promptly alert the Board Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs, or performance of the Corporation; and  Carry out any other duties assigned by the board.

 2024 Management Information Circular  41  Corporate and board policies  Code of Business Conduct and Ethics  The board has adopted the Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or  in writing that they have reviewed and understood  the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpower.com, under the Corporation’s profile at www.sedarplus.ca,  or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1.  The board regularly reviews the Code of Conduct and approves revisions as appropriate to update the content in keeping with best practices.  The board and its committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations, and through the annual Code of Conduct training and certification process. There have been  no instances of any waiver of compliance with the Code of Conduct by any director or officer.  Disclosure policy  The Corporation has a disclosure policy to promote timely, factual, and accurate communications to the market and to require information to be disseminated in accordance with all applicable legal and regulatory requirements.  Ethics reporting policy  The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing appropriately with any complaints relating to, among  other matters, irregular or dishonest accounting, internal accounting controls, auditing matters, or fraudulent  or illegal activity by any employee, contractor, officer, or director. Any individual who in good faith reports such activity will be protected from retaliation as a result of the report. Any individual who retaliates against another individual who reports such activity could face disciplinary action under the Ethics Policy.  If an individual believes that retaliation has occurred, the individual may submit a complaint in accordance with the Ethics Policy. There are various communication channels that can be used to report any potential  or suspected violations of the Code of Conduct, dishonest accounting, internal accounting controls, auditing matters, or fraudulent or illegal activity.  In addition to the reporting measures mentioned above, reports under the Code of Conduct can also be made anonymously and addressed to the Corporation or  the board. On a quarterly basis, or more frequently upon request, the Compliance and Ethics function informs the Risk Committee of all reports made under  the Code of Conduct and the Ethics Policy and their status. The Compliance and Ethics function also informs other standing committees of the board, if applicable based on the subject matter of the report.  Insider trading policy  The Corporation has an insider trading policy (“Insider Trading Policy”) that places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of Algonquin.  The Insider Trading Policy includes the following measures:  Restriction from trading securities of Algonquin during regular trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end  at the close of trading on the first full trading day after the issuance of a press release in respect of Algonquin’s results for such quarter (or in the case of the fourth quarter, annual results);  Restrictions on trading any securities which gain  in value if the value of Algonquin securities declines in the future; and  Prohibition from communicating inside information to others, other than in the necessary course of business.  The Insider Trading Policy also provides that all directors, officers, and employees are prohibited from, directly or indirectly, undertaking any of the following activities:  Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Option Plan or any other Algonquin benefit plan or arrangement);

 ALGONQUIN | LIBERTY  42  Buying Algonquin securities on margin (other than  in connection with the acquisition and sale of securities under the Option Plan or any other Algonquin benefit plan or arrangement);  Short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;  Selling a “call option” giving the holder an option to purchase securities of the Corporation;  Buying a “put option” giving the holder an option  to sell securities of the Corporation; and  Pledging Algonquin securities as security for a limited recourse or non-recourse loan.  All reporting insiders are required to: (i) obtain written pre-clearance of any proposed trade of securities of Algonquin from two Insider Trading Policy Administrators before effecting the trade, at least one of whom must be the Board Chair or the Chair of the Audit & Finance Committee; and (ii) disclose all trading activity pursuant  to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to reflect current best practices and  legal developments.  Conflicts of interest  Directors are required to declare any conflict of interest which they may have in a matter before the board and to refrain from voting in respect of the matter in which the director is interested.  Related party transactions policy  The board has adopted a related party transactions policy. The policy defines a “Related Party Transaction” as a transaction, arrangement, or relationship in which the Corporation or any of its subsidiaries is a party and  the amount of the transaction when aggregated with all similar transactions exceeds $nil and in which a Related Party has a direct or indirect material interest.  A “Related Party” is defined as:  Any person who is, or at any time since the beginning of the Corporation’s last fiscal year was, a director or  executive officer of the Corporation. An executive officer of the Corporation is someone responsible for achieving the objectives of the entity and who has the authority  to establish policies and make decisions by which those objectives are to be pursued. Executive officers normally include the chief executive officer, chief operating officer, presidents in charge of principal business functions (such as sales, administration,  or finance), and other persons who perform similar policy making functions;  Any shareholder who beneficially owns in excess of 5% of the outstanding common stock or voting interests of the Corporation or any subsidiary of the Corporation;  A person who is an immediate family member  of any director or executive officer (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and any person other than a tenant or employee sharing the house of such director or executive officer);  Any firm, corporation, charitable organization, or other entity in which any of these persons is  employed or an officer, general partner, principal, or in a similar position or in which any such person,  taken together with all parties related to such person, has a beneficial ownership interest of 10% or more or can significantly influence the management  or operating policies of the other party to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and  Any trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by, or under the trusteeship, of management.  Pursuant to the policy, all Related Party Transactions require review by the disinterested members of the board who must be satisfied that the transaction is on terms and conditions that are in, or are not inconsistent with, the best interests of the Corporation and the Shareholders. In circumstances where it is not practical to wait until the next meeting of the board, the policy authorizes  the Board Chair to review and approve a Related Party Transaction unless the Board Chair is a Related Party  in the Related Party Transaction.

 Compensation  decision-making process  The HRCC reviews the amount and form of non-employee directors’ compensation with a view to aligning the interests of directors and Shareholders and providing market-competitive compensation. Any changes to  non-employee directors’ compensation are approved by the Board following the HRCC’s recommendation.  The HRCC works with its independent compensation advisor to develop appropriate benchmark data to align the compensation paid to non-employee directors with  the market median level of compensation earned by directors at comparable companies in the U.S. The same  U.S. benchmarking peer group is utilized for director compensation and executive compensation (see “Compensation Comparator Group” starting on page 52). The market median of the U.S. benchmarking peer group is used because the majority of the Corporation’s business is based in the U.S. and the board seeks to attract and retain directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of directors in the fulfillment of their responsibilities.  A significant portion of non-employee director compensation is paid in the form of DSUs granted under the DSU Plan. This approach creates alignment with the long-term interests of Shareholders as the value of one DSU is equal to the value of one Common Share and directors cannot redeem DSUs until after they have left the board. Directors may elect annually to receive additional portions of their annual remuneration in DSUs rather than cash. For 2023, Mr. Goldberg and  Ms. Samil elected to receive 33% and 15%, respectively, of the cash portions of their retainers in the form of  additional DSUs.  2024 Management Information Circular  43  Non-employee director compensation  While the Option Plan permits the issuance of Options to directors, no director holds any Options and there are no plans to utilize Options as a form of non-employee director compensation in the future.  No changes were made to the amounts of non-employee director compensation in 2023. The Board Chair received an “all-in” retainer with no payment of additional fees, except for travel fees and fees for membership on special committees of the board, if applicable. All other non-employee directors received an annual retainer, meeting fees, and travel fees. A meeting fee of US$1,500 was payable (except to the Board Chair) for attendance at meetings of the board and its committees and other board-related events or activities, such as educational seminars. For 2023, the board approved a cap on meeting fees for attending board meetings equal to US$22,500, which was equivalent to 15 meetings. Accordingly, directors did not receive meeting fees for the last two board meetings held in 2023. A travel fee of US$1,500  was payable for travel exceeding 1,000 km on a roundtrip basis to such meetings, events, or activities. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with  the conduct of the Corporation’s business.  The board established the Strategic Review Committee on May 2, 2023 to lead the strategic review and identify and assess options for the Corporation’s renewable energy business. The compensation for members of the Strategic Review Committee was aligned with that of the board’s four standing committees; members received a meeting fee of US$1,500 for each meeting and working session attended and received a travel fee of US$1,500 when applicable.  The chairs of the Audit Committee, Corporate Governance Committee, HRCC, Risk Committee, and Strategic Review Committee received an additional retainer of US$15,000, US$10,000, US$12,500, US$10,000, and US$15,000, respectively.  Mr. Huskilson received no remuneration for serving as a director after August 10, 2023 (i.e., the date on which he was appointed Interim CEO of the Corporation). Mr. Huskilson's compensation for serving as Interim CEO is described under the heading "Interim CEO compensation" on page 48.

Non-employee director retainers and fees

The following table summarizes the retainers and fees payable to the non-employee directors during 2023.

Annual board retainers and fees	2023 retainer/fee
Board Chair[1]	
Annual cash retainer	US$147,500
Annual equity retainer (DSU value received)	US$147,500
Annual board retainer – board members	
Annual cash retainer	US$82,500
Annual equity retainer (DSU value received)	US$115,000
Meeting Fee[2]	US$1,500
Travel Fee[3]	US$1,500
Additional retainers	
Chair of the Audit Committee	US$15,000
Chair of the Corporate Governance Committee	US$10,000
Chair of the HRCC	US$12,500
Chair of the Risk Committee	US$10,000
Chair of the Strategic Review Committee	US$15,000

1. The Board Chair does not receive any meeting fees for board or standing committee meetings in addition to the annual retainer received, but receives travel fees and meeting fees for participating in meetings of any board special committee of which he is a member.
2. For 2023, fees for attending meetings of the board were capped at US$22,500, or for 15 meetings.
3. Travel fees are payable for any travel exceeding 1,000 km on a roundtrip basis to attend meetings, board-related events, or educational conferences and seminars.

The DSU Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee directors and Shareholders. The board utilizes the DSU Plan as part of the Corporation's overall non-employee director compensation and has adopted a policy of paying a significant portion of the annual board retainer and Board Chair's retainer in the form of DSUs, which cannot be redeemed by a director until after he or she leaves the board. Since the value of DSUs increases or decreases in lock-step with the price of the Common Shares, DSUs align the long-term interests of directors with those of the Shareholders by tying the realizable value of a significant portion of the directors' compensation to share price performance.

The maximum number of Common Shares that may be issued from treasury under the DSU Plan in settlement of vested DSUs is currently 1,000,000 (which as at December 31, 2023 represented approximately 0.15% of the issued and outstanding Common Shares). At the Meeting, Shareholders will be asked to vote on an amendment to the DSU Plan to increase the maximum number of Common Shares issuable from treasury under the DSU Plan to 2,000,000 (see page 16).

As of December 31, 2023, 93,866 Common Shares had been issued from treasury in settlement of vested DSUs, representing 0.01% of the issued and outstanding Common Shares as at that date. As at December 31, 2023, 724,583 additional Common Shares were issuable under outstanding DSU awards, representing 0.11% of the issued and outstanding Common Shares as at that date. A more detailed description of the DSU Plan can be found at Schedule "C".

The table below summarizes certain ratios as at December 31, 2023, 2022, and 2021 regarding the DSU Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2023, 2022, and 2021 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2023	December 31, 2022	December 31, 2021
Dilution	Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.11%	0.09%	0.08%
Burn rate	Total number of DSUs granted in the year, divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.03%	0.02%	0.01%
Overhang	Total DSUs outstanding plus the number of DSUs available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	0.13%	0.14%	0.14%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.
2. The total number of DSUs granted in each year was as follows: 2023 – 181,328; 2022 – 120,513; and 2021 – 73,467.
3. The total number of DSUs that can be issued under the DSU Plan as of December 31, 2023 is 181,551 (being 1,000,000 reserved less DSUs outstanding of 724,583 and 93,866 previously vested and settled).

44 ALGONQUIN | LIBERTY

Non-employee director compensation table

For the year ended December 31, 2023 each non-employee director earned the amounts indicated below on account of retainer, meeting fees, and travel fees.

Director	Cash fees earned[1]	Share-based awards[1,2]	All other compensation	Total
Kenneth Moore Chair of the Board	$201,365	$197,351	-	**$398,716**
Melissa Stapleton Barnes Chair, HRCC	$199,411	$153,867	-	**$353,278**
Amee Chande	$203,052	$153,867	-	**$356,919**
Daniel S. Goldberg	$158,640	$190,293	-	**$348,933**
Christopher G. Huskilson[3]	$186,363	$93,872	-	**$280,235**
D. Randall Laney Chair, Corporate Governance Committee	$186,098	$153,867	-	**$339,965**
Masheed H. Saidi Chair, Risk Committee	$172,090	$153,867	-	**$325,957**
Dilek Samil Chair, Audit Committee	$173,086	$173,435	-	**$346,521**

1. Amounts in this column were converted from US$ to $ using the following exchange rates: Q1 - $1.3533/US$1.00; Q2 - $1.3240/US$1.00; Q3 - $1.3520/US$1.00; and Q4 - $1.3226/US$1.00.
2. All non-employee directors receive part of their annual retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the board. Mr. Moore, as Board Chair, received 50% of his annual retainer in DSUs and all other non-employee Directors received at least US$115,000 of their annual retainers in DSUs. Directors may elect each year to receive more than the mandated amount of their compensation in the form DSUs.
3. The amounts for Mr. Huskilson show the compensation he received for serving as a non-employee director from January 1 to August 9, 2023, including serving as Chair of the Risk Committee from June 20 to August 9, 2023 and Chair of the Strategic Review Committee from May 2 to August 9, 2023. Mr. Huskilson's compensation for serving as Interim CEO beginning on August 10, 2023 is described under the heading "Interim CEO compensation" on page 48.

2024 Management Information Circular

45

 ALGONQUIN | LIBERTY  46  Executive compensation  HRCC’s Letter to Shareholders  Dear Shareholder,  One of the HRCC’s primary responsibilities is to reinforce Algonquin’s pay for performance philosophy and culture. This responsibility has been particularly important over the last two annual compensation cycles, a period during which the Corporation’s overall financial performance and total shareholder return (“TSR”) have been below  our expectations. Disappointingly, the Corporation’s earnings and returns have not recovered to their pre-2023 levels despite decisive actions to advance  the Corporation’s strategy and significant management achievements to position the businesses to deliver shareholder value. It was within this context that the HRCC took advice from its independent compensation advisor, assessed a range of compensation outcomes for executives, and made recommendations to the board. The executive compensation decisions approved by the board and described in the pages that follow resulted  in the total direct compensation realized or realizable in 2023 by our NEOs who were in their roles for the full year and who had PSUs that vested in 2023 (i.e., Messrs.  Johnston and Norman and Ms. Tindale) being on average 51.2% of their pay reported in the Summary Compensation Table (see page 75) and their total direct compensation realized or realizable in 2023 being on average 59.8%  of their target total direct compensation (see page 49).  The HRCC believes that the executive compensation decisions approved by the board appropriately balanced the experience of our shareholders with the important contributions made by management to Algonquin’s future success and shareholder value creation.  This letter summarizes the HRCC’s approach to executive compensation and other key initiatives in 2023 and highlights our priorities for 2024. We trust that the information that follows, including the compensation discussion and analysis, will provide you with the information necessary to make an informed decision as you cast your vote on our approach to executive compensation at the meeting on June 4, 2024.

 2024 Management Information Circular  47  2023 highlights and pay decisions  Despite disappointing TSR and overall financial results, in 2023 the Corporation made significant progress on  several key strategic and business initiatives to strengthen our foundations for future performance.  The board completed a thorough strategic review of the Corporation’s renewable energy business and determined that the best path forward to unlock shareholder value is to transition to a “pure play” regulated utility business. This transition will enable us to focus on lower risk regulated investment opportunities with greater operational efficiency and capital discipline. In November, the Corporation announced the launch of a process to sell the renewable energy business.  .• The Corporation successfully finalized several rate cases in the regulated business, including at our electric utilities in Missouri, California,  New Hampshire, and Bermuda and our water utilities in California. The implementation of rate increases following these cases contributed significantly  to the revenues and overall financial performance of the regulated business.  The Corporation achieved commercial operations  at the 112 megawatt Deerfield II wind facility in Michigan, the 88 megawatt Sandy Ridge II wind facility in Pennsylvania, the 108 megawatt Shady Oaks II  wind facility in Illinois, the 95 megawatt New Market solar facility in Ohio, and the 25 megawatt Hayhurst solar facility in New Mexico.  The Corporation’s ESG rating was upgraded to “AAA” by MCSI Inc., placing Algonquin among the top 13% of all companies rated.  The Corporation sustained its industry top-decile safety performance with a total recordable incident rate of 0.73. The Corporation ended 2023 with only one lost-time injury during the year.  The Corporation mutually agreed with American Electric Power Company, Inc. to terminate the agreement relating to the acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. The termination allowed for the reallocation of approximately US$1 billion towards other essential capital investments.  These financial and non-financial accomplishments were reflected in the 2023 Corporate Scorecard result, which was calculated at 86.3% of target (see “Short-term incentive plan” beginning on page 56 for additional details).  The 2021 PSU awards vested at 28.8% of their original grant date value, based on the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36. The number of PSUs that vested was 61.0% of the original grant (excluding accrued dividend equivalent units) based on the performance factor achieved. (See “2021 PSU award performance results” beginning on page 63 for additional details.)

 100%  Pay at risk  NEO compensation mix — pay at risk  Interim Chief Executive Officer  100%  LTIP  73%  Pay at risk  27%  Base salary  18%  STIP  Other NEOs  Chief Financial Officer  55%  LTIP  67%  Pay at risk  46%  LTIP  33%  Base salary  21%  STIP  Chief Operating Officer, Chief Development Officer, and Chief Legal Officer  ALGONQUIN | LIBERTY  48  2023 committee initiatives  The HRCC’s most significant area of focus in 2023 was succession planning for the role of CEO. Contemporaneously with the strategic review of the renewable energy business, the HRCC considered the Corporation’s recent performance and future strategy and recommended to the board  a CEO transition. As part of this transition, Christopher Huskilson was appointed as Interim CEO effective August 10, 2023. Mr. Huskilson brings extensive industry experience and a strong track record to the role, given his long  and successful tenure as the chief executive officer  of Emera, Inc. Mr. Huskilson also has in-depth knowledge of the Corporation’s businesses and assets, having served as a director since 2020 and from 2009 to 2016. Since  Mr. Huskilson’s appointment as Interim CEO, the HRCC has focused on optimizing the Executive Team’s structure, roles, and responsibilities while progressing the search for a long-term CEO candidate to lead the Corporation into the next stage of its growth as a “pure play” regulated utility  business. The HRCC has engaged an independent consultant to support the search through the identification and vetting of candidates with the desired attributes and experience.  At the request of the HRCC, Dilek Samil, the HRCC’s prior chair, is participating in the CEO search process.  The HRCC’s other significant initiatives in 2023 included a review of external compensation trends, a refresh of the Corporation’s compensation peer groups (see page 52), a compensation risk assessment, approval of an updated compensation clawback policy (see page 70), and  the implementation of a retention program for certain employees working in or supporting the renewable energy business to preserve the value of the business  while the sale process is in progress.  Interim CEO compensation  The HRCC recommended that Mr. Huskilson’s compensation as Interim CEO should be paid entirely in the form of RSUs. Mr. Huskilson receives a grant of RSUs on the first business day of each month. The annualized value of the RSUs payable to Mr. Huskilson is $5,500,000, which is equal to the total target direct compensation of the former CEO. The RSUs are fully vested on the grant date and may be redeemed for Common Shares at Mr. Huskilson’s election at least two years  after the grant date. Mr. Huskilson is not eligible to participate in any other salary, incentive, benefit, or perquisite program offered by the Corporation while he serves as Interim  CEO. The HRCC believes that the value of Mr. Huskilson’s compensation as Interim CEO appropriately reflects the knowledge, skill, and experience that he brings to the role, and that payment in the form of RSUs that cannot be redeemed for at least two years creates strong alignment with shareholders’ interests.  Executive compensation components and pay mix  Total target direct compensation for executives (other than the Interim CEO) consists of base salary, short-term incentive, and long-term incentive. Each of these components is described in more detail in the disclosure that follows this letter.  The HRCC believes that compensation should be strongly aligned to performance and the compensation mix for executives reflects this through a significant portion of pay-at-risk. Pay-at-risk is compensation that varies based on performance and/or with the value of the Common Shares. For 2023, the target compensation mix for the NEOs other than the Interim CEO ranged from 67% to 73% at risk.  The Interim CEO’s compensation is 100% at risk.

2023 realized and realizable compensation

The HRCC carefully assessed the realized and realizable value of executive compensation in 2023. As shown in the table below, the realized and realizable total direct compensation for the NEOs who held their executive roles with the Corporation during all of 2023 and who had PSUs that vested in 2023 was on average 59.8% of their targets. These compensation values reflect the Corporation's financial performance and the experience of Shareholders in 2023 and demonstrates the alignment of pay with performance.

	Salary paid	Annual incentive award	PSU value realized[1]	Option value vested[2]	Aggregate realized/realizable total direct compensation ("TDC")	2023 target TDC	2023 aggregate realized/realizable TDC as a % of target TDC
Johnny Johnston COO	$515,000	$264,586	$116,589	$0	$896,175	$1,570,750	57.1%
Jeff Norman CDO	$518,000	$299,798	$116,513	$0	$934,311	$1,579,900	59.1%
Jennifer Tindale CLO	$480,000	$340,205	$105,829	$0	$926,034	$1,464,000	63.3%

1. Performance Share Unit Value Realized is the value of PSU awards that vested on December 31, 2023.
2. Option Value Vested is the in-the-money value as of December 31, 2023 of options that vested during the year.

2024 outlook

The HRCC's top priority for 2024 is continued succession planning, including creating the conditions for an effective and efficient leadership transition. The HRCC is grateful for Mr. Huskilson's leadership, stewardship, and guidance during this time, and his continued service as a director following the appointment of a long-term CEO will no doubt help position the successful candidate, and the Corporation, for future success.

The HRCC will also oversee a comprehensive review of the Corporation's incentive plans in 2024. An objective of the review will be to simplify the performance metrics that have been used historically in the Corporate Scorecard and those used to determine the vesting of PSUs.

The HRCC believes that simplification will improve transparency for both employees and shareholders and strengthen the Corporation's pay for performance philosophy. The initial stages of this review have already been completed; the number of performance metrics comprising the 2024 Corporate Scorecard has been reduced from 16 to seven compared to 2023 and the board has recommended that shareholders approve amendments to the Share Unit Plan described in this circular (see "Amendments to the Share Unit Plan" on page 13) to better align with market practices. Details on the 2024 Corporate Scorecard and PSU grants will be included in the Corporation's 2025 management information circular.

On behalf of the HRCC,

Melissa Stapleton Barnes
(Chair)

2024 Management Information Circular 49

 50 ALGONQUIN | LIBERTY  Compensation highlights  A “pay for performance” philosophy is the foundation of our compensation programs.  All members of the HRCC have  the knowledge, experience, and background necessary to fulfill their duties.  Caps on payouts and vesting conditions are part of overall incentive plan design.  A substantial portion of incentives is deferred to discourage executives  from taking short-term or excessive risks.  Performance-based compensation is subject to our compensation clawback policy.  The HRCC and board may exercise discretion when circumstances warrant an outcome different than what incentive plan formulas produced.  Equity ownership guidelines are in place for NEOs.  Executive employment agreements contain double-trigger provisions in the event of a change of control.  An independent consultant is engaged by the HRCC to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.  Executive pay is aligned with Shareholder interests by having a significant component at risk and tied to both short- and long-term objectives, including relative total shareholder return performance in the case of PSU awards.

 CEO recommendations  Management identifies target compensation ranges using peer group and compensation trend information. The CEO makes recommendations regarding executive compensation to  the HRCC based on those compensation ranges, internal equity considerations, and performance against objectives.  2024 Management Information Circular  51  HRCC review  The HRCC considers these recommendations using benchmark information with the assistance of an independent compensation consultant and other information as required, and makes recommendations to the board.  Board approval  The directors consider and approve the compensation of  the CEO and the other executive officers.  Compensation discussion and analysis  Annual compensation decision-making process  The board has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:  The foregoing process is completed within the first quarter of each year. As part of the process, the board, in consultation with the HRCC, also sets the individual and leadership performance objectives for the CEO for the coming year. Performance and leadership objectives for the other executive officers are set by the CEO.  For the purposes of determining bonuses under the Corporation’s short-term incentive plan (“STIP”), the board, on the recommendation of the HRCC, annually approves the Corporate Scorecard which sets out objectives against which corporate performance is measured. The Corporate Scorecard results are used in the determination of bonuses for executive officers and other employees in conjunction with performance assessed against individual objectives and, for certain employees below the executive officer level, business unit or divisional objectives.  The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to enable the Corporation to be competitive and attract, retain, and motivate executives and other employees and reward achievement of the Corporation’s goals.  To allow the HRCC and board to establish compensation levels that are appropriate and remain market competitive, the independent consultant conducts a complete benchmarking review every two years. Typically, the review scope includes a review and, if appropriate, amendments to the constituents of the Comparator Group (as defined on page 52), competitive market reviews of executive compensation levels, review and observations of current executive compensation philosophy, policies, and practices, and a review of pay and performance alignment.

 52 ALGONQUIN | LIBERTY  Canadian Comparator Group  AltaGas Ltd.  ATCO Ltd.  Capital Power Corporation  Emera Incorporated  Fortis Inc.  GFL Environmental Inc.  Hydro One Limited  Northland Power Inc.  Open Text Corporation  Pembina Pipeline Corporation  TransAlta Corporation  U.S. Comparator Group  Alliant Energy Corporation  Atmos Energy Corporation  Avangrid, Inc.  Black Hills Corporation  Center Point Energy, Inc.  Clearway Energy, Inc.  CMS Energy Corporation  IDACORP, Inc.  NiSource Inc.  OGE Energy Corp.  Pinnacle West Capital Corporation  PNM Resources, Inc.  Portland General Electric Company  The AES Corporation  UGI Corporation  Compensation Comparator Group  To establish appropriate compensation levels relative to the Corporation’s peers, the HRCC worked with its independent compensation advisor to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”).  The Comparator Group was refreshed in 2023 with the intention that both the Canadian and U.S. groups (described as follows) would consist of an adequate number of peers within a reasonable range of Algonquin’s size.  The Comparator Group consists of a Canadian-based peer group and a U.S.-based peer group with the intention that the Canadian peer group (the “Canadian Comparator Group”) be the primary benchmarking group for executives, with the U.S. peer group (the “U.S. Comparator Group”) being referenced in situations where the location of an executive’s work or the talent pool for recruiting for a role  is primarily the U.S. market. The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, asset size,  revenues, and business model to the Corporation.  The lack of sufficient direct industry peers in Canada of similar size required broader selection criteria to develop an appropriate peer group. The U.S. Comparator Group was developed from close industry peers selected based on similar operations and with similar total enterprise value, asset size, and revenues.  The Canadian Comparator Group consists of 11 companies with a median total enterprise value of $25.3 billion, median total asset value of $24.0 billion, and median revenues  of $7.2 billion. The U.S. Comparator Group consists of 15 companies with a median total enterprise value of  $25.3 billion, median total asset value of $27.3 billion, and median revenues of $6.1 billion. The market benchmarking for the Corporation’s compensation structure is based  on compensation data from the Comparator Group. Comparator Group enterprise value, assets, and revenues are as of July 14, 2023.  The Comparator Group for 2023 consists of the following entities:  While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to the availability of relevant pay data, mergers and acquisitions, and relevance of new comparators based on updated financial metrics.

Risk management and compensation

The board has implemented compensation policies and practices to mitigate the risk of executives and employees taking inappropriate or excessive risks. These policies and practices include:

- STIP payouts are capped at 200% of target awards;
- A cap on the maximum performance factor under the Share Unit Plan which limits the number of PSUs that can vest to 237% of the number initially granted;
- Termination and severance provisions with double triggers in the event of a change in control;
- A compensation clawback policy;
- Inclusion of non-financial performance measures in incentive compensation plans; and
- Board discretion to amend the final payouts under the incentive compensation programs.

As part of the HRCC's oversight responsibilities for the design and administration of the Corporation's executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for inappropriate or excessive risk-taking by senior management.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which important compensation decisions (e.g., the amount of annual incentives to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation's executive compensation plans and policies to confirm that they continue to be aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The HRCC's independent compensation advisor reviews the potential risks associated with the Corporation's compensation programs and policies. These reviews include an assessment of each of the Corporation's incentive compensation programs individually, as well as holistically, to identify any risks inherent in the design or application of the programs.

The HRCC most recently engaged its independent advisor, Hugessen, to perform a risk assessment of the Corporation's executive compensation plans in 2023. Hugessen's assessment report did not identify any material risks arising from the Corporation's executive compensation plans.

Based upon its ongoing reviews and the independent assessment referred to above, the HRCC has concluded that the Corporation's executive compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances is in place. When material changes are proposed to existing compensation plans or new plans are developed, it is the HRCC's practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.

Fees paid to compensation consultants

The fees paid by the Corporation to compensation advisors for the work performed in the last two years are as follows:

	2023		2022	
Advisor	**Executive compensation-related fees**	**All other fees[1]**	**Executive compensation-related fees**	**All other fees[1]**
Hugessen Consulting Inc.	$381,547	-	$83,696	-
Mercer (Canada) Limited	-	$162,101	-	$194,776

1. All other fees are fees for work undertaken by the advisor for management relating to the collection of market data or database access, benchmarking, pension investment counsel or benefits advice, including due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses.

2024 Management Information Circular

53

 ALGONQUIN | LIBERTY  54  Named Executive Officer compensation  This section discusses the elements of compensation for the NEOs in 2023, namely:  Christopher Huskilson, Interim Chief Executive Officer (“Interim CEO”);  Darren Myers,  Chief Financial Officer (“CFO”);  Johnny Johnston, Chief Operating Officer (“COO”);  Jeff Norman,  Chief Development Officer (“CDO”);  Jennifer Tindale, Chief Legal Officer (“CLO”); and  Arun Banskota  Former Chief Executive Officer  (“Former CEO”).  Executive compensation philosophy  The mandate of the HRCC includes the review of the Corporation’s executive compensation philosophy. The Corporation’s executive compensation philosophy is based on pay-for-performance and is designed to  attract, motivate, and retain executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes.  When determining compensation policies and individual compensation levels for the Corporation’s executive officers (other than the Interim CEO), the HRCC and board have adopted the following approach:  Executive compensation is set with reference to the Canadian Comparator Group. The U.S.  Comparator Group is considered as a secondary reference. In appropriate circumstances,  the weighting of the Canadian Comparator Group and U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices, and internal equity.  Pay is benchmarked and compared on a total target direct compensation basis (i.e., base salary  + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the executive is employed.  Given that the Corporation holds long-term assets and management decisions in any given year can have long-term implications, overall compensation is designed so that a majority of total target direct compensation is delivered through variable pay-at-risk and longer-term compensation elements.  Compensation levels, mix, and incentive plans are designed so that total target direct compensation is positioned at the median of the relevant Comparator Group. Variable compensation  is designed so that compensation is at the median level for target performance, above median for above-target performance, and below median for below-target performance.

- The impact of foreign exchange on compensation data is averaged over multi-year periods when benchmarking executive compensation to smooth its impact.
- Judgment is applied and discretionary adjustments are made when appropriate to avoid an entirely mechanical process for setting each position's pay and to strengthen pay-for-performance alignment.

The Interim CEO's compensation was set at an amount equal to the total target direct compensation of the Former CEO and is paid entirely in the form of RSUs that are fully vested on the grant date, but which cannot be redeemed for Common Shares for at least two years after the grant date. The HRCC and board believe that this compensation structure appropriately reflects the short-term nature of the Interim CEO's appointment while creating strong alignment with the long-term interests of Shareholders.

Compensation mix

The Corporation's compensation program is based on concepts of pay-for-performance, market competitiveness, and internal equity, taking into account the roles and responsibilities of each level of employment in the organization. The program is designed to attract, retain, and motivate strong talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture.

In keeping with the Corporation's philosophy to link executive compensation to corporate performance, the Corporation's compensation model includes both base salary and at-risk compensation. At-risk compensation consists of short-term incentives and long-term incentives, both of which are subject to the achievement of performance objectives and, in the case of long-term incentives, Share price appreciation and Shareholder returns.

The at-risk component of short-term incentives for executives (other than the Interim CEO) depends on the achievement of annual corporate objectives and individual objectives and leadership performance. These objectives establish financial, operational, stakeholder, sustainability, and individual goals that, if achieved, add value to the Corporation. Incentive compensation plans are designed to pay larger amounts for superior performance and lower amounts if target performance is not achieved.

Total target direct compensation consists of base salary, target short-term incentive, and target long-term incentive. In setting the total target direct compensation for the NEOs (other than the Interim CEO), the HRCC and board take into consideration the advice and recommendations provided by the HRCC's independent compensation advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 52 under the heading "Compensation Comparator Group").

The following table shows the dollar value and percentage weighting of each component of the total target direct compensation for the NEOs (other than the Interim CEO) in 2023.

	Compensation elements				Compensation mix			
Name	**Base salary**	**Short-term incentive target**	**Long-term incentive target**	**Target total direct compensation**	**Base salary**	**Short-term incentive target**	**Long-term incentive target**	**Pay-at-risk**
Darren Myers (CFO)	$700,000	$455,000	$1,400,000	$2,555,000	27%	18%	55%	73%
Johnny Johnston (COO)	$515,000	$334,750	$721,000	$1,570,750	33%	21%	46%	67%
Jeff Norman (CDO)	$518,000	$336,700	$725,200	$1,579,900	33%	21%	46%	67%
Jennifer Tindale (CLO)	$480,000	$312,000	$672,000	$1,464,000	33%	21%	46%	67%

2024 Management Information Circular 55

 ALGONQUIN | LIBERTY  56  Base salary  Base salaries of the NEOs (other than the Interim CEO)  are established at levels which are meant to be competitive with other organizations with similar scope of operations, and of comparable size, to the Corporation. Base salaries are not a function of any specific relationship to the performance of the Corporation and are reviewed annually by the HRCC.  The board approves any changes to the base salaries of the NEOs based on the recommendations of the HRCC. The HRCC’s recommendations are established through benchmarking relative to the Comparator Group by  the HRCC’s independent compensation advisor.  Short-term incentive plan  The STIP is an annual cash bonus plan, the purpose of which is to align compensation with business results and individual performance, thereby promoting behaviours that benefit the Corporation and its Shareholders.  Target STIP awards are based on position and market competitiveness and STIP payouts are capped at 200% of the target award.  Short-term incentives are calculated and paid annually based on achievement relative to scorecard goals and objectives as well as individual performance,  as described below.  Each NEO (other than the Interim CEO) is eligible for an award under the STIP if established corporate and  personal goals and objectives are achieved. Each year, the corporate goals and objectives (the “Corporate Scorecard”) are reviewed and approved by the board on the recommendation of the HRCC. Personal goals and objectives for the NEOs (other than the Interim CEO) are determined by the CEO and are aligned with the Corporate Scorecard for that year. The amount of the annual STIP award is determined by the aggregate STIP score (“STIP Factor”) achieved by an NEO.  The STIP Factor is calculated for each NEO with 80% weighting assigned to results achieved under  the Corporate Scorecard and 20% weighting assigned to individual objectives and leadership performance. The formula for calculating the STIP Factor is set out on page 57.  The board established priorities for the Interim CEO  in connection with his appointment on August 10, 2023, but the Interim CEO is not eligible for an award under the STIP or any other short-term incentive plan offered by the Corporation.

 STIP payouts  Annual STIP payouts for the NEOs (other than the Interim CEO) are calculated as follows:  The STIP Factor is calculated as follows:  STIP Factor  Corporate Scorecard weight  Leadership objective weight  Base salary  Target %  STIP payout  STIP Factor  In 2023, the HRCC and board implemented a new feature in the STIP that would limit STIP payouts to executives if a certain financial performance target was not achieved. Specifically, if the Corporation did not generate  at least 85% of the target amount of adjusted earnings before interest and taxes (“EBIT”)1, then for the purposes of calculating the Corporate Scorecard result for executives, all performance metrics would be assessed at the lower of their target or the actual performance achieved.  2024 Management Information Circular  57  Corporate Scorecard achievement  Leadership objective achievement  1. For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.  2023 Corporate Scorecard results  The 2023 Corporate Scorecard contained 16 objectives that were grouped into two categories weighted as follows:  (i) four financial metrics with an aggregate weighting of 60%; and (ii) 12 non-financial metrics with an aggregate weighting of 40%. The HRCC assessed the Corporation’s performance in 2023 on each of the objectives and determined that the overall Corporate Scorecard result for the year was 86.3% of target. The performance assessment for each objective is shown on the following pages.  The actual 2023 STIP awards to the NEOs are described under “2023 executive performance highlights” beginning on page 73 and in the Summary Compensation Table  on page 75.

Corporate Scorecard results

The following sets out the 2023 Corporate Scorecard objectives and performance results achieved relative to those objectives. Targets and results noted in the discussion below are established and measured based on an exchange rate of $1.25/US$1.00, the 2023 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2023 due to difference in exchange rates used.

The overall 2023 Corporate Scorecard result was 86.3 points out of a target of 100 and a maximum of 200. In the financial metrics category, the Corporation achieved a score of 34.5 points out of a target of 60 and a maximum of 120. The result was driven primarily by below threshold performance on the earnings per share metric and below target performance on the EBIT and FFO/Debt ratio metrics. The score in the non-financial metrics category was 51.8 points out of a target of 40 and a maximum of 80. The Corporation exceeded target on several non-financial metrics, including safety, environmental, social, and governance factors, and three of four metrics relating to system reliability, but was below threshold performance on customer satisfaction.

The Corporation achieved 98.5% of the 2023 EBIT target, therefore the potential limit on STIP payouts to executives described on page 57 did not apply.

Financial metrics

Growth	Performance	Weighting	Payout	Weighted Payout
Execute our in-year plan by achieving adjusted EBIT target	**Actual:** US$768.4 million US$624.2 million – **Target:** US$780.2 million – US$936.2 million	20%	92.4%	**18.5%**
Achieve our stakeholders' expectations by meeting 2023 adjusted EPS[1]	**Actual:** US$S0.53 US$0.53 – **Target:** US$0.59 – US$0.65	17.5%	0.0%	**0.0%**
Maintain low cost of capital through delivering FFO/Debt ratio	**Actual:** 11.7% 10.5% – **Target:** 12.5% – 14.5%	17.5%	58.9%	**10.3%**
2024 adjusted EBIT Budget vs. 2023 Long-Term Model Forecasted 2024 adjusted EBIT[1]	**Actual:** US$798.4 million US$621.4 million – **Target:** US$776.7 million – US$932.1 million	5.0%	114.0%	**5.7%**
Financial Total		**60%**		**34.5%**

1. For additional information on this non-GAAP measure, please see "Caution concerning non-GAAP financial measures" on page 6.

58 ALGONQUIN | LIBERTY

Non-financial metrics

Metric	Performance	Weighting	Payout	Weighted Payout
Safety				
OHSA Recordable Injury Rate	**Actual:** 0.73; 1.27 / **Target:** 0.99 / 0.59	10.0%	165%	**16.5%**
Reliability				
Electric: SAIFI	**Actual:** 1.21; 1.38 / **Target:** 1.10 / 0.81	2.0%	60.7%	**1.2%**
Gas: Gas Leak Response Time	**Actual:** 24.4 min.; 45 min. / **Target:** 30 min. / 20.01 min.	2.0%	156.1%	**3.1%**
Water: Unplanned Water Disruption	**Actual:** 0.57; 1.14 / **Target:** 0.81 / 0.12	2.0%	134.8%	**2.7%**
Renewables: Operational Performance Index	**Actual:** 96.2%; 92% / **Target:** 95.5% / 97.0%	4.0%	145.4%	**5.8%**
Customer focus				
Improve J.D. Power Scores from 2022	**Actual:** 650.00; 686.00 / **Target:** 705.00 / 724.00	5.0%	0.0%	**0.0%**
Customer First Capabilities Delivered on Plan	**Actual:** 0.00; 16.00 / **Target:** 8.00 / 0.00	2.5%	200.0%	**5.0%**
Customer First Benefits Realization	**Actual:** 1.00; 0.70 / **Target:** 1.00 / 1.40	2.5%	100.0%	**2.5%**
Environmental				
Net Zero Plans: Integrate recent acquisitions into net-zero targets and transition plans	**Actual:** 3 acquisitions; 1 / **Target:** 2 / 3	2.5%	200.0%	**5.0%**
Social				
Exceed 30% Women in Leadership Roles	**Actual:** 33.0%; 30.0% / **Target:** 32.50% / 35.0%	2.5%	118.0%	**3.0%**
Governance				
Build a Robust Compliance Framework (Milestone Achievement)	**Actual:** 8 milestones; 5 / **Target:** 7 / 9	2.5%	150.0%	**3.8%**
Cybersecurity Risk Management Program (Risk Reduction Achievement)	**Actual:** 103.0%; 90% / **Target:** 100% / 110%	2.5%	130.0%	**3.3%**
Non-Financial Total		**40.0%**		**51.8%**
Balanced Scorecard Total				**86.3%**

2024 Management Information Circular

59

 The Black-Scholes value for the 2023 Option grants was determined using the following assumptions:  The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight years.  The volatility of the share price is based on the average daily volatility over the last 750 trading days (three years).  The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the Option.  Grant date  March 27, 2023  Term1  5.5 years  Volatility2  30.3%  Dividend yield  6.8%  Risk-free rate3  2.7%  ALGONQUIN | LIBERTY  60  The long-term incentive plan  The long-term incentive plan (“LTIP”) element of compensation for the NEOs (other than the Interim CEO) consists of participation in the Option Plan and the Share Unit Plan. The Interim CEO’s compensation is entirely in the form of RSUs granted under the Share Unit Plan.  The LTIP is intended to incentivize and reward behaviour that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards is tied to the value of the Common Shares.  The realization of such value depends on the achievement of performance-vesting criteria and share price growth, which creates a strong link to long-term performance.  The numbers of Options and PSUs granted to the NEOs (other than the Interim CEO) as annual long-term compensation awards are determined by the board on the recommendation of the HRCC and are based  on the percentage of their total target direct compensation to be granted in the form of long-term incentives.  Previous grants of Options and PSUs are not considered when approving new grants, as annual grants are made based on the long-term incentive target. For each NEO (other than the Interim CEO), the 2023 target long-term incentive award was granted 25% as Options and  75% as PSUs.  Options have value only if the market price of Common Shares exceeds the price at which the Options were granted. PSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.  The fair value of Option grants is based on the greater of:  (i) the value determined by using the Black-Scholes valuation methodology, as it is an appropriate and commonly used methodology to value Options;  or (ii) a value equal to 10% of the price of Common Shares on the TSX at the date of grant. For the Options granted in 2023, the Black-Scholes value was determined to be equal to 13.9% of the grant price of $10.76.

 December 31, 2023  December 31, 2022 December 31, 2021  Dilution  Total number of Options outstanding divided by total number  of Common Shares outstanding as at the end of the year noted.  0.39%  0.38%  0.30%  Burn rate  Total number of Options granted in a year divided by the weighted average number of Common Shares outstanding during the year noted.1, 2  0.20%  0.09%  0.07%  Total Options outstanding plus the number of Options available to  Overhang be granted pursuant to the Option Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.3  6.48%  6.88%  6.21%  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.  The total number of Options granted in each year was as follows: 2023 – 1,368,744; 2022 – 646,090; and 2021 – 437,006.  The total number of Common Shares that can be issued under the Option Plan as of December 31, 2023 was 41,934,707.  2024 Management Information Circular  61  The Option Plan  The purpose of the Option Plan is to attract, retain, and motivate executives and to align the interests of executives with Shareholders by providing executives with the opportunity, through Options, to build their equity interests in the Corporation.  The Option Plan authorizes the board to issue Options to directors, officers, employees, consultants, or other service providers of Algonquin or any of its subsidiaries (“Eligible Persons”). There are no plans to issue Options to directors or to any Eligible Person other than the Corporation’s executive officers.  Options are granted to executives each March as part of the Corporation’s annual compensation cycle.  The Options have a term of eight years. They vest in three equal tranches commencing on December 31 of the year of grant and on December 31 of the two subsequent years.  The aggregate number of Common Shares that may be reserved for issuance from treasury on the exercise of Options under the Option Plan, together with the Common Shares issuable from treasury under grants under all other securities-based compensation arrangements  of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted. The Option Plan is “reloading,” meaning that to the extent Options expire or are terminated, cancelled, or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled, or exercised Options,  provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Option Plan.  As of December 31, 2023 the number of outstanding Options was 2,667,725 which represented 0.39% of the total issued and outstanding Common Shares as at that date.  The number of available Options as of December 31, 2023 was 41,934,707, which represented 6.08% of the total issued and outstanding Common Shares as at that date and is equal to 8% of the total issued and outstanding Common Shares as at that date, less those Common Shares issuable from treasury under all other securities-based compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the Option Plan as of December 31, 2023  was 6,945,565. The number of Common Shares that have been issued pursuant to the Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2023 was 1.01%.  A more detailed description of the Option Plan can be found at Schedule “E”. The table below summarizes certain ratios as at December 31, 2023, 2022, and 2021 regarding the Option Plan, namely dilution, burn rate, and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2023, 2022, and 2021, and burn rate is measured using the weighted average number of  Common Shares outstanding during the years as noted.

 ALGONQUIN | LIBERTY  62  The Share Unit Plan  The objectives of the Share Unit Plan are to: (i) align a portion of participating employees’ compensation with the performance of the Corporation over the long-term; and (ii) retain critical employees to drive business success. Under the Share Unit Plan, PSU and RSU awards can be made.  Each PSU and RSU awarded represents the opportunity to receive one Common Share (issued from treasury or  purchased on the secondary market), or a cash equivalent payment (in either case at the Corporation’s election), at the time of settlement, subject to the satisfaction of performance conditions in the case of PSUs, as described below.  PSUs are a component of long-term compensation for employees and vest based on the achievement of  performance criteria specified at the time of grant during the three-year performance period commencing on January 1 of the year of grant and ending on December 31 of the third year after the grant. PSU awards make up 75% of the target long-term compensation value for each of the NEOs (other than the Interim CEO who is not eligible  for PSU awards). PSUs vest on the last day of the three-year performance period, subject to the degree of achievement relative to the performance criteria.  RSUs are issued under the bonus deferral program (see discussion on page 66 under the heading “Bonus  deferral program”), for retention purposes, or as sign-on or make-whole compensation to attract senior talent. RSU awards can also be made to facilitate retirement and transition of senior executives on a mutually agreeable timeline and terms. RSU awards are typically time-based awards and vest on continuity of employment or compliance with ongoing contractual obligations during the time specified in the applicable award agreement.  RSUs are the sole form of compensation payable to the Interim CEO. The Interim CEO receives a grant of fully vested RSUs on the first business day of each month. The RSUs may be redeemed for an equal number of Common Shares at the Interim CEO’s election at least two years after the date of grant. The annualized value of the RSU grants to which the Interim CEO is entitled is $5,500,000, which is equal to the total target direct compensation of the Former CEO.  The maximum number of Common Shares that are issuable from treasury under the Share Unit Plan to settle awards of PSUs and RSUs is currently 7,000,000 (representing approximately 1.02% of the issued and outstanding Common Shares as at December 31, 2023). At the Meeting,  Shareholders will be asked to vote on amendments to the Share Unit Plan, including an amendment to increase the maximum number of Common Shares issuable from  treasury under the Share Unit Plan to 14,000,000 (see page 13). As at December 31, 2023, 2,826,227 Common Shares have been issued from treasury in settlement of vested PSUs  and RSUs, representing 0.41% of the issued and outstanding  Common Shares as at that date. As at December 31, 2023, 4,173,773 additional Common Shares were available to be issued from treasury to settle vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 0.61% of the issued and outstanding Common Shares as at that date.  Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate  of the Corporation. For the purposes of the Share Unit Plan, an “affiliate” is any corporation, partnership, or other entity in which the Corporation, directly or indirectly, has majority ownership interest or which the Corporation controls.  A more detailed description of the Share Unit Plan can be found at Schedule “A”.  PSUs are granted based on a performance period of three calendar years commencing on January 1 of the year in which the PSUs are granted (the “Performance Period”).  In addition to the performance criteria specified at the date of grant, a performance modifier is applied to the PSUs based on the cumulative TSR achieved by the Corporation during the Performance Period relative to a group of peers. For PSUs granted in 2021, the Corporation’s cumulative TSR is measured relative to the S&P/TSX Capped Utilities Index. For PSUs granted after 2021, the Corporation’s cumulative TSR is measured relative to a blended average of the S&P/TSX Capped Utilities Index and the S&P 500 Utilities Index, with each group having equal weighting. These peer groups are referred to below as the “Index Group”. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the Index Group for the same period is between the 25th and the 75th percentile, the number of PSUs that vest will be modified on a pro-rata basis between 80% to 120%. If the TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group, the number of PSUs that vest will be reduced to 80% of those that would have otherwise vested. If the TSR performance of the Corporation is at or above the 75th percentile of the performance of the Index Group, the number of PSUs that vest will increase to 120% of those that would have otherwise vested. In the latter case, there will be no increase applied to the number of PSUs that  vest where the Corporation’s TSR performance is negative over the Performance Period despite strong relative performance when compared to the Index Group.  If the achievement for any one performance criteria  is above target for the Performance Period, the number of PSUs that vest can be increased to a maximum weighting for the relevant performance criteria as follows:  (i) efficiency (160%); (ii) safety (20%); and (iii) sustainability (20%). The maximum number of PSUs that can vest under these performance criteria with the TSR modifier applied, assuming maximum relative TSR performance to the  Index Group, is 237% of the PSUs originally granted.

The actual number of PSUs that will vest is determined as follows:



Performance criteria
(calculated over three-year period)
Efficiency factor
0 – 1.60
+
Safety factor
0 – 0.20
+
Sustainability factor
0 – 0.20
×
Units granted
Units granted
+
Units issued for dividends paid
×
Relative TSR performance
TSR modifier
80% – 120%
=
Final PSUs vested

2021 PSU award performance results

PSUs granted in 2021 had a Performance Period of January 1, 2021 to December 31, 2023. The performance metrics and the results achieved during that Performance Period were:

Performance factor	Target	Weighting	Three-year performance	Performance range achieved	Achieved factor
Efficiency	100 points	80%	48.8 points	> 40 and <= 60	0.480
Safety	1.00 RIR	10%	0.60 RIR	< 0.70 RIR	0.200
Sustainability	9 ESG-related goals	10%	1 goal partially achieved, 2 goals achieved, and 3 goals exceeded	See description below	0.083
				A. Total performance factor score	76.3%
				B. TSR performance modifier	80%
				C. Overall performance and TSR factor (A x B = C)	**61.0%**
				D. Realized value vs. grant date value	**28.8%**

The Sustainability performance factor for the 2021 PSU awards was comprised of nine ESG-related goals as shown on the following page, each weighted at 1.1% of the overall performance factor. Four of the goals were assessed on a numerical scale where additional points were available if performance exceeded the targets. For each of those goals, for every 1% by which performance exceeded the target, 0.00125 additional points were awarded. The remaining five goals were a binary assessment. If the objective was achieved, 0.0111 points were awarded (equivalent to the 1.1% weighting for each goal) and if the objective was not achieved, no points were awarded.

The performance factor applied to the 2021 PSU awards was 76.3%. The TSR performance modifier was 80% due to the Corporation's TSR performance during the Performance Period being below the 25th percentile of the Index Group, producing an overall performance score of 61.0%. Accordingly, the 2021 PSU grants vested at 72.4% of the original number of PSUs awarded when taking into account the overall performance score and additional PSUs granted as dividend equivalents.

The realized value of the 2021 PSU grants, based on the December 29, 2023 closing price on the TSX of $8.36 per Common Share, was 28.8% of the original grant date value. The detailed calculation of the performance factor for the 2021 PSU awards is illustrated on page 64.

2024 Management Information Circular 63

For the 2021 PSU grants, the performance metrics achieved during the Performance Period from January 1, 2021 to December 31, 2023 were as follows:

Metric	Result	Weighting	Relative Achievement	Achieved Factor
Efficiency				
Average points achieved in the Financial Performance category of the Corporate Scorecard during the Performance Period	**Achieved**: 48.8 pts. (0 pts. – >200 pts.)	80%	48.0%	**0.480**
Safety				
Recordable Incident Rate ("RIR") relative to the OSHA Average RIR for the Performance Period	**Achieved**: 0.6 pts. (>1.30 pts. – <0.70 pts.)	10.0%	200%	**0.200**
Sustainability				
Achieve 75% renewable power generation	**Achieved**: 68.1% (50% – 100%; Target: 75%)	1.1%	90.8%	**0.0101**
Reduce GHG emissions by 1 million metric tons from 2017 levels	**Achieved**: 1,019,369 metric tons (0 metric tons – 2,000,000 metric tons; Target: 1,000,000 metric tons)	1.1%	101.94%	**0.0124**
Add 2,000 megawatts of renewable energy capacity between 2014 and 2023	**Achieved**: 2,094 MW (0 MW – 4,000 MW; Target: 2,000 megawatts)	1.1%	104.70%	**0.0161**
Achieve 30% women in leadership roles	**Achieved**: 32.9% (25% – 35%; Target: 30%)	1.1%	109.83%	**0.0224**
Achieve top quartile customer satisfaction.	⊗ **Did not meet**	1.1%	0%	**0.0000**
Achieve top quartile employee engagement	⊗ **Did not meet**	1.1%	0%	**0.0000**
Embedded ESG principles in the compensation framework	✓ **Achieved**	1.1%	100%	**0.0111**
Build a robust compliance framework	⊗ **Did not meet**	1.1%	0%	**0.0000**
Publish TCFD-aligned reports	✓ **Achieved**	1.1%	100%	**0.0111**
			Total Performance Factor	**76.3%**
			Total Performance Factor with TSR modifier	**61.0%**

64 ALGONQUIN | LIBERTY

 2024 Management Information Circular  65  2023 PSU grants  The PSUs granted in 2023 had three performance metrics weighted as follows: (i) efficiency – 80%; (ii) safety – 10%; and (iii) sustainability – 10%.  The final score on the efficiency metric will be calculated as the arithmetic average percentage of the number of points achieved in the financial metrics category of the Corporate Scorecard for STIP purposes for each year of the Performance Period. For 2023, 34.5 points were scored in the financial metrics category out of a target of 60, which was equivalent to 57.5%. The average percentage achieved on the efficiency metric for the three years  of the Performance Period is used to determine the efficiency factor. Target performance on the efficiency metric is defined as 80% to 120% and produces an efficiency factor of 0.8 (due to the 80% weighting for this metric). Maximum performance on the efficiency metric is 200%, which results in an efficiency factor of 1.6.  The final score on the safety metric will be calculated based on the ratio of the average of the actual United States Occupational Safety and Health Administration (“OSHA”) recordable incident rate on a consolidated basis across all businesses in North America operated by Algonquin over the Performance Period divided by the published industry average OSHA Recordable Incident Rate over the same period. The most recent published average will be used for the third year. The ratio achieved  is used to determine the safety factor. Target performance on the safety metric is defined as a ratio of between  0.95 and 1.04 and produces a safety factor of 0.1 (due to the 10% weighting for this metric). Maximum performance on the safety metric is a ratio of less than 0.7, which results in a safety factor of 0.2. If the ratio is 1.3 or higher, the safety factor will be 0. For 2023, the Corporation achieved a ratio of 0.43.  The sustainability metric will be calculated based on the cumulative placed-in-service renewable energy capacity during the Performance Period. Target performance on the sustainability metric is 990 megawatts and produces a sustainability factor of 0.1 (due to the 10% weighting on this metric). Maximum performance on the sustainability metric is 1,188 megawatts, which results in a sustainability factor of 0.2. If less than 792 megawatts are placed in service, the sustainability factor will be 0. For the purposes of the sustainability metric, “renewable energy capacity” includes both regulated and unregulated wind, solar, hydroelectric, biogas, geothermal, biomass, and battery storage capacity. During 2023, the Corporation placed 434 megawatts of renewable energy capacity into service.  The sum of the efficiency factor, safety factor, and sustainability factor at the end of the Performance Period (i.e., December 31, 2025) determines the total performance factor score, with target being 1.0. The performance factor score may be modified positively or negatively by the Corporation’s TSR performance relative to the Index Group over the Performance Period. The combination  of the performance factor score and TSR performance determines the percentage of PSUs that vest relative to the number of PSUs originally granted.

 December 31, 2023  December 31, 2022 December 31, 2021  Dilution  Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.  0.54%  0.33%  0.41%  Total number of PSUs/RSUs granted in the year divided by  Burn rate the weighted average number of Common Shares outstanding during the year noted.1, 2  0.42%  0.17%  0.14%  Total PSUs/RSUs outstanding plus the number of units available  Overhang to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.3  0.60%  0.68%  0.10%  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.  The total number of PSUs/RSUs granted in each year (net of awards forfeited during the relevant year) was as follows: 2023 –2,919,948; 2022 – 1,145,902; and 2021 – 862,119. The figures include additional units granted due to dividends paid on Common Shares during the relevant year.  The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2023 was 4,173,773 (7,000,000 less 2,826,227 Common Shares issued as at December 31, 2023 to settle prior awards).  ALGONQUIN | LIBERTY  66  Bonus deferral program  With a view to facilitating increased equity ownership among senior leaders, the board established a bonus deferral program for eligible employees of the Corporation and its affiliates. Employees who hold positions above  the level of senior manager are eligible to participate. Eligible employees may elect, prior to any calendar year, to defer up to 100% of their annual STIP award for that year and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and may be settled in Shares issued from treasury, Shares purchased on the secondary market, or in cash (at the Corporation’s election). Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future within the timeframes permitted  under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement  or termination of employment. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined  in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.  The table below summarizes certain ratios as of December 31, 2023, 2022, and 2021 regarding the Share Unit Plan, namely dilution, burn rate, and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2023, 2022, and 2021 and burn rate is measured using the weighted-average number  of Common Shares outstanding during the relevant years as noted.

 2024 Management Information Circular  67  The ESPP  The ESPP enables eligible employees (which includes the NEOs, other than the Interim CEO) to acquire Common Shares in a convenient and systematic manner, thereby facilitating increased levels of equity ownership in the Corporation.  The maximum number of Common Shares issuable from treasury under the ESPP is currently 4,000,000, representing approximately 0.58% of the issued and outstanding Common Shares as at December 31, 2023. At the Meeting, Shareholders will be asked to vote on an amendment to the ESPP to increase the maximum number of Common Shares issuable from treasury under the ESPP to 6,500,000 (see page 15). As of December 31, 2023 a total of 3,146,797 Common Shares had been issued from treasury to employees under the ESPP, representing 0.45% of the Issued and outstanding Common Shares as of that date. A total of 853,203 Common Shares remained issuable from treasury under the ESPP as of December 31, 2023, representing 0.13% of the issued and outstanding Common Shares  as of that date.  All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation in North America) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation matches 20% of the first  $5,000 contributed by the employee and 10% of the next  $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation matches 20% of the first US$5,000 contributed by the employee and 10% of the next US$5,000 contributed by the employee, for a maximum matching contribution of US$1,500 annually.  On or about the first business day following the processing of employees’ payroll, all contributions received in respect of each participant are paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. For employees who are  resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, Common Shares issued from  treasury are issued at a price equal to the volume-weighted average trading price of the Common Shares on the TSX  for the five trading days immediately preceding the purchase date. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, Common Shares issued from treasury are issued  at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date. Where the Corporation determines that Common Shares purchased by participants will be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation  to apply against costs of administering the ESPP).  The Common Shares reserved for issuance to insiders under the ESPP, together with any other securities-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.  The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible employees may only contribute up to  a maximum of $10,000 per year in their respective plan participation currency in any given year. This has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.  The ESPP can be amended by the board at any time, without the approval of the Shareholders, provided that amendments to: (i) increase the number of Common Shares reserved for issuance from treasury under the ESPP;  (ii) add categories of persons eligible to participate under the ESPP; (iii) eliminate or decrease the limitations on insider participation set forth previously; (iv) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount of any such discount, or otherwise provide for any additional form of financial assistance to participants; or (v) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

 December 31, 2023  December 31, 2022 December 31, 2021  Burn rate  Common Shares issued from treasury under the ESPP in the year divided by the weighted average number of Common Shares outstanding during the year noted.1,2  0.11%  0.07%  0.06%  Overhang  Total Common Shares available for purchase by employees pursuant to the ESPP divided by the total number of Common Shares outstanding.3  0.12%  0.25%  0.31%  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding  is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.  The total number of Common Shares issued for employee purchases under the ESPP during the years noted were as follows: 2023 – 752,582; 2022 – 450,603; and 2021 – 355,096.  The maximum number of Common Shares issuable under the ESPP is currently 4,000,000. As at December 31, 2023 3,146,797 Common Shares had been issued, with an additional 853,203 Common Shares being available for purchase by employees under the ESPP.  ALGONQUIN | LIBERTY  68  The defined contribution pension plan  The Corporation has established a defined contribution pension plan for its Canadian employees, including the NEOs (other than the Interim CEO) (the “Pension Plan”). Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO (other than the Interim CEO). No matching contributions are required by the NEOs. For Canadian employees other than the NEOs and certain other executive officers, the Corporation provides an annual contribution of 2%  of eligible earnings. The Corporation also double-matches up to an additional 2% of eligible earnings contributed  by the employee (i.e., if the employee contributed 2% of eligible earnings, the Corporation’s additional contribution would be 4%, up to a maximum contribution equal to  the annual limit established by the CRA). Eligible earnings under the Pension Plan are defined as the annual base salary. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company.  Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income  will be dependent upon the accumulated value of the participant’s account in the Pension Plan. There are a number of defined benefit pension plans in place for  U.S. employees of operating affiliates of the Corporation. None of the NEOs or other executive officers are eligible to participate in the pension programs offered by the Corporation’s affiliates.  The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law, except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant’s account under the ESPP shall be released to such participant.  The table below summarizes certain ratios as at December 31, 2023, 2022, and 2021 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2023, 2022, and 2021 and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

Supplemental executive retirement plan

The Corporation has established a supplemental executive retirement plan ("**SERP**") to provide a retirement savings program for executives that is aligned with market practices in Canada. Under the SERP, the Corporation annually accrues an amount for eligible executives, including the NEOs (other than the Interim CEO), equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation, with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives, at their election, either a one-time taxable lump-sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value from January 1, 2023 to December 31, 2023 for each NEO under the Pension Plan and the SERP.

Name	Accumulated value at start of year	Compensatory change[1]	Non-compensatory change[2]	Accumulated value at end of year
Chris Huskilson (Interim CEO)	N/A	N/A	N/A	N/A
Darren Myers (CFO)	$27,080	$13,613	$3,627	$44,319
Johnny Johnston (COO)	$368,772	$121,882	$17,488	$508,142
Jeff Norman (CDO)	$645,241	$207,944	$25,708	$878,893
Jennifer Tindale (CLO)	$504,533	$181,913	$27,137	$713,583
Arun Banskota (Former CEO)	$593,172	$87,440	$11,188	$691,801

1. Includes Pension Plan contributions and unfunded SERP contributions and credits.
2. Non-compensatory change is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant's individual investment product mix elected in the program.

Other executive benefits

The Corporation provides executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs (other than the Interim CEO) are eligible to receive some or all of the following:

- **Life and accidental death and dismemberment insurance coverage**
- **Medical expenses and medical insurance reimbursements**
- **Monthly car allowance**
- **Health and wellness coverage**
- **A fitness allowance for a recreational club**

Some of these items are considered taxable benefits. The monetary value of the benefits is reported in the "Summary compensation table" on page 75.

2024 Management Information Circular
69

 ALGONQUIN | LIBERTY  70  Compensation clawback policy  The board has approved a compensation clawback policy applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario) and to any other employee specifically designated by the HRCC. The policy provides that if there is a restatement of the Corporation’s financial statements due to material non- compliance by the Corporation with any financial reporting requirement under applicable securities laws, then the HRCC shall initiate a process to recoup performance-based compensation paid to the Executive Officers or cancel unpaid or unvested performance-based compensation awarded to the Executive Officers. In this circumstance, the amount to be recouped or cancelled is equal to  the difference between the amount of performance-based compensation actually awarded, vested, or paid to  the Executive Officers during the relevant period (generally the preceding three years) and the amount of performance-based compensation that would have been awarded, vested, or paid to the Executive Officers had it been calculated or determined based on the Corporation’s restated financial statements. The HRCC may elect not to enforce the clawback policy in limited circumstances following a restatement, including when reasonable attempts have been made to recover the amount and the costs of further enforcement efforts would exceed the amount to be recovered.  The HRCC also has discretion under the compensation clawback policy to recoup or cancel performance-based compensation awarded or paid to an Executive Officer if the board determines that he or she was engaged  in misconduct (as defined in the policy). In the case of misconduct, the amount of performance-based compensation recouped or cancelled will be at the discretion of the HRCC after taking into account the factors set out in the policy, including: the nature and  severity of the misconduct; the Executive Officer’s position and degree of responsibility; the availability of other remedies or penalties that a third party might impose  on the Executive Officer or the Corporation; and the harm or potential harm that the misconduct had or may have on the Corporation and its reputation. If a clawback is required by law or regulatory authority, then the amount of the clawback will be determined with reference to  the amount required by law or the regulatory authority.

Executive Equity Ownership Guideline

The board has established an Executive Equity Ownership Guideline applicable to the NEOs (other than the Interim CEO, who is subject to the Non-Employee Director Equity Ownership Guideline (see page 18)). The equity ownership guideline is expressed as a multiple of base salary as shown below.

Executive	Equity ownership requirement
CFO	3x base salary
COO, CDO, and CLO	2x base salary

The Executive Equity Ownership Guideline provides a transition period for NEOs to achieve their required level of ownership. The transition period ends on the later of: (i) five years from their date of hire or promotion to a NEO role; or (ii) the third anniversary of their most recent salary increase. Notwithstanding the preceding sentence, if a NEO's ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such NEO will have two years to restore compliance. During such two-year period, such NEO's equity holdings will be valued at the higher of acquisition cost or market value. If a NEO does not comply with the guideline by the applicable deadline, such NEO must use one-third of his or her base salary to purchase additional Common Shares. In addition, the HRCC may exercise its discretion to award any annual bonus payable to such NEO in the form of Common Shares.

Common Shares and vested RSUs are considered equity holdings for the purposes of determining compliance with the Executive Equity Ownership Guideline.

NEOs may not sell net after-tax Common Shares issued in settlement of vested PSUs until they have met their guideline amount of equity ownership.

The table below shows the equity ownership for each NEO, other than Messrs. Huskilson and Banskota, as of January 2, 2024 using their base salaries in effect on that date. In accordance with the Executive Equity Ownership Guideline, the value is calculated using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to January 2, 2024, which was $8.4966. The equity ownership requirement applicable to Mr. Huskilson is described under "Director equity ownership guideline" on page 18 and his ownership is shown in his profile on page 23.

NEO	Base salary	Ownership guideline value	Common Shares	Common Share value	Vested RSUs	Vested RSU value	Total value	Ownership requirement achieved	Deadline
Darren Myers (CFO)	$750,000	$2,250,000	4,195	$35,643	-	-	$35,643	1.6%	August 31, 2027
Johnny Johnston (COO)	$515,000	$1,030,000	55,170	$468,757	-	-	$468,757	45.5%	February 20, 2025
Jeff Norman (CDO)	$610,000	$1,220,000	100,620	$854,928	72,969	$619,988	$1,474,916	120.9%	Target met
Jennifer Tindale (CLO)	$580,000	$1,160,000	30,284	$257,311	-	-	$257,311	22.2%	January 1, 2027

2024 Management Information Circular 71

Equity compensation plan information

The table below indicates the number of securities to be issued under the Corporation's equity compensation plans, the weighted-average exercise price of Options issued under the Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2023. There are no equity-based compensation plans not approved by Shareholders.

Equity compensation plan category	Number of securities to be issued upon exercise or settlement of outstanding securities	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans[1]
Plans approved by security holders:			
Option Plan	2,667,725	$14.71	41,934,707
Share Unit Plan	3,745,099[2]	-	428,674[3]
ESPP	N/A	-	853,203
DSU Plan	724,583	-	181,551[4]
Total	**7,137,407**	**$14.71**	**43,398,135**

1. Amounts exclude the number of securities reflected in the column headed "Number of securities to be issued upon exercise or settlement of outstanding securities".
2. Represents PSU and RSU awards that have not been settled and does not reflect the performance factor applicable to the PSUs granted in 2021 and which vested on December 31, 2023 (see page 63).
3. Total is calculated as 7,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs to December 31, 2023.
4. Total is calculated as 1,000,000 less the awards set out in the first numerical column and less treasury shares issued to settle DSUs to December 31, 2023.

Performance graph

The following performance graph compares the Corporation's cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2019.

Algonquin relative performance


200
150
100
50
0
S&P/TSX Composite Index
S&P/TSX Capped Utilities Index
Algonquin (TSX)
January 1, 2019
December 31, 2019
December 31, 2020
December 31, 2021
December 31, 2022
December 31, 2023

	January 1, 2019	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Algonquin (TSX)	$100.00	$139.71	$166.38	$151.70	$78.30	$78.78
S&P/TSX Composite Index	$100.00	$122.88	$129.76	$162.32	$152.83	$170.79
S&P/TSX Capped Utilities Index	$100.00	$137.49	$158.50	$176.96	$158.27	$158.56

72 ALGONQUIN | LIBERTY

 2024 Management Information Circular  73  Darren Myers  Chief Financial Officer  Johnny Johnston  Chief Operating Officer  Executive compensation information  2023 executive performance highlights  The following summarizes the key achievements of the NEOs during 2023, other than for Messrs. Huskilson and Banskota.  Mr. Myers performance in 2023 included the following key contributions and accomplishments:  Provided leadership and brought experience as the Corporation navigated through its strategic options;  Represented the Corporation to rating agencies and  the investment community, providing transparency  on the challenges facing the Corporation and roadmap for improvement;  Provided oversight for key treasury activities, including increasing the Corporation’s available liquidity, managing variable debt exposure, and funding growth;  Continued to enhance the Corporation’s performance management system and insights into the business; and  Established a vision for the finance function and began the implementation of a multi-year finance transformation.  Mr. Myers’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on his individual objectives and leadership performance. The 2023 Corporate Scorecard result was 86.3% of target. Based on Mr. Myers’s key contributions and accomplishments in 2023, the board awarded a score of 200% for his individual objectives and leadership performance which produced an overall STIP award of $496,132, which was equal to 109.0% of his target award.  Mr. Johnston’s performance in 2023 included the following key contributions and accomplishments:  Sustained the Corporation’s safety performance at better than top-quartile levels  and received the American Gas Association’s safety performance award for the second year in a row;  Filed 15 regulatory rate cases, an annual record for the Corporation, and  secured US$63.7 million in new annual revenues from rate case outcomes;  Led the positioning and analysis of the regulated business during the strategic review which led to the board’s decision to transition the Corporation to a “pure play” regulated utility business;  Led the deployment of the Customer First SAP platform in seven new states;  Secured two Department of Energy grants under the  U.S. Infrastructure Investment and Jobs Acts worth a total of US$60 million to support grid modernization investments for our customers; and  Coordinated the preparation and response to several significant weather events across the Corporation’s service territories, enabling quick restoration of service for our customers, where required, and leading to  the receipt of two Edison Electric Institute Emergency Response Awards for response efforts following Hurricane Fiona and Winter Storm Elliott.  Mr. Johnston’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on his individual objectives and leadership performance. The 2023 Corporate Scorecard result was 86.3% of target. Based on Mr. Johnston’s key contributions and accomplishments in 2023, the board awarded a score of 50% for his individual objectives and leadership performance which produced an overall STIP award of $264,586, which was equal to 79.0% of his target award.

 ALGONQUIN | LIBERTY  74  Jeff Norman Chief Development Officer1  Jennifer Tindale  Chief Legal Officer  1. Mr. Norman was appointed as President of Renewables in 2024.  Mr. Norman’s performance  in 2023 included the following key contributions and accomplishments:  Completed development of the 50 megawatt (AC) Luning II solar project and the 250 megawatt/hour Luning II battery energy storage system serving  the Corporation’s electric utility in California;  Aligned the renewable leadership team with  additional focus on operational excellence and full life-cycle accountability by renewable asset;  Secured approximately 1,600 megawatts of new early stage wind and solar development projects;  Brought approximately 420 megawatts of renewable projects online;  Delivered solid earnings from renewable assets relative to available wind resource through cost control; and  Led the renewables team through first phase of renewable asset sale process.  Mr. Norman’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on his individual objectives and leadership performance. The 2023 Corporate Scorecard result was 86.3% of target. Based on Mr. Norman’s key contributions and accomplishments in 2023, the board awarded a score of 100% for his individual objectives  and leadership performance which produced an overall STIP award of $299,798, which was equal to 89.0% of his target award.  Ms. Tindale’s performance  in 2023 included the following key contributions and accomplishments:  Negotiated a mutual termination of the Kentucky Power transaction agreements with American Electric Power without payment of a  break fee;  Provided executive leadership in the Corporation’s strategic review process that resulted  in the announcement of an intention to sell the Corporation’s renewables business, and in the pre-launch preparedness, launch, and first phase of the sale process;  Advised on complex stakeholder management and disclosure matters;  Supported a high volume of regulatory rate cases and secured associated incremental revenues from rate case outcomes;  Provided leadership and legal support for  key agreements and/or financings associated with renewable development projects at varying stages;  Provided leadership and strategic direction for all litigation and arbitration matters involving the Corporation; and  Assumed oversight of the compliance and sustainability functions.  Ms. Tindale’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on her individual objectives and leadership performance. The 2023 Corporate Scorecard result was 86.3% of target. Based on Ms. Tindale’s key contributions and accomplishments in 2023, the board awarded a score of 200% for her individual objectives  and leadership performance which produced an overall STIP award of $340,205, which was equal to 109.0% of her target award.

Summary compensation table

The following table sets forth information concerning compensation earned from the Corporation by each of the NEOs for the years ended December 31, 2023, 2022, and 2021.

Name and principal position	Year	Salary	Equity incentive plan compensation: Share-based awards[1]	Equity incentive plan compensation: Option-based awards[2]	Non-equity incentive plan compensation: Annual incentive plans[3]	Non-equity incentive plan compensation: Long-term incentive plans	Pension value[4]	All other compensation	Total compensation
Chris Huskilson Interim CEO[5]	2023	-	$1,833,336	-	-	-	-	-	**$1,833,336**
	2022	-	-	-	-	-	-	-	**-**
	2021	-	-	-	-	-	-	-	**-**
Darren Myers CFO[6]	2023	$700,000	$1,750,000[7]	$350,000	$496,132	-	$104,301	$19,958	**$3,420,391**
	2022	$223,462	$767,205[8]	-	$131,161	-	$26,874	$9,590	**$1,158,292**
	2021	-	-	-	-	-	-	-	**-**
Johnny Johnston COO	2023	$515,000	$542,250	$180,250	$264,586	-	$114,426	$19,958	**$1,636,470**
	2022	$511,142	$542,250	$180,250	$167,375	-	$81,462	$19,656	**$1,502,135**
	2021	$488,813	$404,185	$134,728	$330,964	-	$118,660	$19,585	**$1,496,935**
Jeff Norman CDO	2023	$518,000	$545,398	$181,300	$299,798	-	$133,891	$19,958	**$1,698,345**
	2022	$513,631	$545,398	$181,300	$168,350	-	$61,014	$19,656	**$1,489,349**
	2021	$488,492	$403,920	$134,640	$354,074	-	$142,930	$19,585	**$1,543,641**
Jennifer Tindale CLO	2023	$480,000	$985,280[9]	$168,000	$340,205	-	$121,570	$17,504	**$2,112,559**
	2022	$474,572	$505,280	$168,000	$156,000	-	$65,994	$17,351	**$1,387,197**
	2021	$443,714	$366,894	$122,298	$321,906	-	$126,114	$17,390	**$1,398,316**
Arun Banskota Former CEO[10]	2023	$673,235	$2,439,000	$812,500	$1,113,000	-	$103,115	$11,879	**$5,152,729**
	2022	$995,231	$3,439,000	$812,500	$0	-	$246,730	$17,047	**$5,510,508**
	2021	$966,808	$2,816,875	$605,625	$1,270,359	-	$259,452	$14,780	**$5,933,899**

Footnotes to Summary Compensation Table

1. Amounts shown are the grant date values of (a) Common Shares issued under the ESPP as the Corporation's matching contributions (see "The ESPP " beginning on page 67) and (b) PSUs and RSUs awarded under the Share Unit Plan, each as calculated under the respective plan. Details are provided in the following table.

   Algonquin awarded the number of PSUs to the NEOs shown in the following table. For 2023 and 2021, the number reflects PSUs awarded in March as part of the annual compensation cycle. For 2022, the number reflects PSUs awarded in March as part of the annual compensation cycle, except for Mr. Myers whose PSUs were an on-hire award in August. The number of PSUs that vest can vary from 0 to 237% of the original number of PSUs granted, depending on the Corporation's performance against the pre-established objectives over the three-year Performance Period and also dependent upon the TSR achieved by the Corporation over the three-year Performance Period relative to the TSR achieved by companies in a peer index (see "The Share Unit Plan" beginning on page 62).

   PSUs granted as dividend equivalents between the grant date and settlement date are not included in the numbers shown in the following table.

	2023	2022	2021
Chris Huskilson	-	-	-
Darren Myers	117,426	26,455	-
Johnny Johnston	60,474	29,406	19,251
Jeff Norman	60,826	29,578	19,239
Jennifer Tindale	56,364	27,408	17,475
Arun Banskota	272,596	132,544	86,539

2024 Management Information Circular 75

For purposes of compensation, the PSUs were valued using the market price of the Common Shares at the end of the quarter preceding the grant date, as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price of the Common Shares on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2023 – March grant	$8.94	$10.99	$2.05
2022 – August grant	$17.64	$18.04	$0.40
2022 – March grant	$18.39	$19.39	$1.00
2021 – March grant	$20.99	$19.85	$1.14

Algonquin awarded the number of RSUs to the NEOs as shown in the table below. Mr. Huskilson's compensation as Interim CEO is paid entirely in the form of RSUs. He received a grant of RSUs on the first business day of October, November, and December 2023 for his service as Interim CEO effective August 10, 2023. The value of the monthly grants was $458,333, except for the initial grant which was valued at $916,670 to account for approximately two months of service. The RSUs granted to Mr. Huskilson were fully vested on their grant dates. They can be redeemed for an equal number of Common Shares at Mr. Huskilson's election at least two years after the grant dates. The RSUs granted to Mr. Myers in 2023 were a one-time grant for retention purposes with a grant date value of $700,000. Those RSUs vest on March 27, 2026 with a maximum payout value of $1,400,000. The RSUs granted to Mr. Myers in 2022 were an on-hire award worth $300,000 that will vest on August 31, 2025. The RSUs granted to Ms. Tindale in 2023 were a one-time grant for retention purposes with a grant date value of $480,000. Those RSUs vest in three equal tranches on March 27 of 2024, 2025, and 2026. Mr. Banskota received make-whole grants of RSUs in 2022 and 2021 each with a grant date value of $1,000,000. These RSUs vested on February 10, 2023 and February 10, 2022, respectively.

The number of RSUs that vest will vary due to the issuance of additional RSUs as dividend equivalents between the grant date and the settlement date. Those additional RSUs are not included in the numbers shown below.

Certain NEOs have elected to receive RSU awards under the Bonus Deferral Plan in lieu of a cash award for all or a portion of their annual incentive bonus. These bonus deferral RSUs are not shown in the table below as the cash bonus amounts deferred are included in the Summary Compensation Table under "Annual incentive plans" in the year for which the bonus was awarded.

	2023	2022	2021
Chris Huskilson	215,226	-	-
Darren Myers	78,284	17,007	-
Johnny Johnston	-	-	-
Jeff Norman	-	-	-
Jennifer Tindale	53,680	-	-
Arun Banskota	-	54,381	47,631

For purposes of compensation, the RSUs were valued using the market price of the Common Shares at the end of the quarter preceding the grant date as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price of the Common Shares on the grant date as set out in the following table. The following table shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2023 – December grant	$8.52	$8.51	$0.01
2023 – November grant	$8.52	$7.32	$1.20
2023 – October grant	$8.52	$7.65	$0.87
2023 – March grant	$8.94	$10.99	$2.05
2022 – August grant	$17.64	$18.04	$0.40
2022 – March grant	$18.39	$19.39	$1.00
2021 – March grant	$20.99	$19.85	$1.14

2. Algonquin awarded the number of Options to the NEOs shown in the table below. Each Option award was made in March of the applicable year as part of the annual compensation cycle.

	2023	2022	2021
Chris Huskilson	-	-	-
Darren Myers	234,899	-	-
Johnny Johnston	120,973	59,292	45,982
Jeff Norman	121,677	59,638	45,952
Jennifer Tindale	112,751	55,263	41,739
Arun Banskota	545,302	267,269	206,697

The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to the share price at the time of grant.

Year	Dividend yield	Volatility	Risk-free rate	Expected life (years)	Exercise price	Fair value
2023	6.8%	30.3%	2.7%	5.5	$10.76	$1.49
2022	4.6%	27.3%	2.3%	5.5	$19.11	$3.04
2021	4.3%	27.3%	1.1%	5.5	$19.64	$2.93

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per Option
2023	$1.49	$1.04	$0.45
2022	$3.04	$2.44	$0.60
2021	$2.93	$2.46	$0.47

Under Mercer's standard approach, the estimated life of the awards is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

76 ALGONQUIN | LIBERTY

3. The annual incentive plan amounts represent the annual bonus earned under the STIP for the relevant year. Amounts shown include, if applicable, the portion of the cash bonus for the year elected by the NEO to be received in RSUs under the bonus deferral program (details of the bonus deferral program are discussed on page 66).

4. Amounts shown are contributions made by the Corporation for the NEOs under the Pension Plan and SERP.

5. Mr. Huskilson was appointed Interim CEO on August 10, 2023. The compensation that he received for serving as a non-employee director from January 1 to August 9, 2023 is shown under "Non-employee director compensation table" on page 45.

6. Mr. Myers was appointed CFO on August 31, 2022.

7. This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Mr. Myers of 117,426 PSUs ($1,050,000) and an award of 78,284 RSUs ($700,000) for retention purposes.

8. This amount is the aggregate grant date value for compensation purposes of the on-hire award to Mr. Myers of 26,455 PSUs ($466,667) and 17,007 RSUs ($300,000). The value of the PSU award was the pro-rata amount of his annual target LTIP award for 2022 based on his start date of August 31. The value of the RSU award was intended to reduce the gap between Mr. Myers's compensation levels at previous employers and his target total direct compensation at Algonquin.

9. This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Ms. Tindale of 56,364 PSUs ($504,000) and an award of 53,680 RSUs ($480,000) for retention purposes.

10. Mr. Banskota served as CEO until August 10, 2023.

The following table sets out in detail "All other compensation" earned by the NEOs as reported in the "Summary compensation table" on page 75.

Name	Year	Car allowance	Perquisites		Other	Total all other compensation
			Other perquisites[1]	Insurance premiums[2]		
Chris Huskilson[3]	2023	-	-	-	-	-
	2022	-	-	-	-	-
	2021	-	-	-	-	-
Darren Myers[4]	2023	$11,400	$2,455	$6,103	-	**$19,958**
	2022	$3,639	-	$5,951	-	**$9,590**
	2021	-	-	-	-	-
Johnny Johnston	2023	$11,400	$2,455	$6,103	-	**$19,958**
	2022	$11,400	$2,305	$5,951	-	**$19,656**
	2021	$11,400	$2,195	$5,990	-	**$19,585**
Jeff Norman	2023	$11,400	$2,455	$6,103	-	**$19,958**
	2022	$11,400	$2,305	$5,951	-	**$19,656**
	2021	$11,400	$2,195	$5,990	-	**$19,585**
Jennifer Tindale	2023	$11,400	-	$6,103	-	**$17,504**
	2022	$11,400	-	$5,951	-	**$17,351**
	2021	$11,400	-	$5,990	-	**$17,390**
Arun Banskota[5]	2023	$7,569	$2,455	$1,855	-	**$11,879**
	2022	$12,000	$2,305	$2,742	-	**$17,047**
	2021	$12,000	-	$2,780	-	**$14,780**

1. Other perquisites include medical cost reimbursements, annual executive medical cost, health and fitness club membership, and tuition reimbursement.
2. Insurance premiums include life, disability, and medical reimbursement plan amounts.
3. Mr. Huskilson was appointed Interim CEO on August 10, 2023.
4. Mr. Myers was appointed CFO on August 31, 2022.
5. Mr. Banskota served as CEO until August 10, 2023.

2024 Management Information Circular 77

Outstanding Option-based awards

The following table describes all outstanding Option-based awards as at December 31, 2023 for each NEO.

Name	Number of Common Shares underlying Options	Option exercise price	Option expiration date	Value of unexercised in-the-money Options[1]
Chris Huskilson Interim CEO	-	-	-	-
Darren Myers CFO	234,899	$10.76	March 27, 2031	$0
Johnny Johnston COO	75,166	$14.96	March 24, 2027	$0
	62,305	$16.70	March 30, 2028	$0
	45,982	$19.64	March 21, 2029	$0
	59,292	$19.11	March 23, 2030	$0
	120,973	$10.76	March 27, 2031	$0
Jeff Norman CDO	41,511	$12.80	March 12, 2026	$0
	66,666	$14.96	March 24, 2027	$0
	62,264	$16.70	March 30, 2028	$0
	45,952	$19.64	March 21, 2029	$0
	59,638	$19.11	March 23, 2030	$0
	121,677	$10.76	March 27, 2031	$0
Jennifer Tindale CLO	21,222	$14.96	March 24, 2027	$0
	37,704	$16.70	March 30, 2028	$0
	41,739	$19.64	March 21, 2029	$0
	55,263	$19.11	March 23, 2030	$0
	112,751	$10.76	March 27, 2031	$0
Arun Banskota Former CEO	-	-	-	-

1. Values based on the closing price of Common Shares on the TSX on December 29, 2023 of $8.36.

78 ALGONQUIN | LIBERTY

Outstanding share-based awards

The following table describes all outstanding share-based awards[1] as at December 31, 2023 for each NEO.

Name	Number of shares or units of shares that have not vested[2]	Market or payout value of share-based awards that have not vested[3]	Market or payout value of vested share-based awards not paid out or distributed[4]
Chris Huskilson Interim CEO	-	-	$1,799,289[5]
Darren Myers CFO	252,050	$2,107,137	-
Johnny Johnston COO	96,075	$803,187	$116,589
Jeff Norman CDO	96,635	$807,869	$116,513
Jennifer Tindale CLO	145,691	$1,217,975	$105,829
Arun Banskota Former CEO	-	-	-

1. Share-based awards include PSUs granted annually as part of long-term incentive compensation, PSUs and RSUs granted as on-hire awards, RSUs granted for retention purposes, and RSUs granted as the sole form of compensation for the Interim CEO.
2. Unvested share-based awards include share units issued as dividend equivalents during the period up to and including December 31, 2023.
3. The market or payout value of unvested PSU awards is calculated based on an assumed performance factor of 1.0 (or target performance) and the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36.
4. Except with respect to Mr. Huskilson, amounts represent the value of PSUs awarded in 2021 and which vested on December 31, 2023. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36. The number of PSUs vested was 72.4% of the number of original PSUs granted based upon performance factors achieved and the Corporation's TSR performance (see "The Share Unit Plan" beginning on page 62) and PSUs issued as dividend equivalents.
5. This amount represents the value of RSUs granted to Mr. Huskilson as the sole form of compensation for his service as Interim CEO and is calculated based on the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36. Mr. Huskilson was appointed as Interim CEO on August 10, 2023.

Incentive plan awards – value vested or earned during the year

The following table describes all Option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2023 for each NEO.

Name	Option-based awards value vested during 2023[1]	Share-based awards (PSU and RSU) value vested during 2023[1, 2]	Non-equity incentive plan compensation – value earned during 2023
Chris Huskilson Interim CEO	-	$1,799,289	-
Darren Myers CFO	$0	$0	$496,132
Johnny Johnston COO	$0	$116,589	$264,586
Jeff Norman CDO	$0	$116,513	$299,798
Jennifer Tindale CLO	$0	$105,829	$340,205
Arun Banskota Former CEO	$0	$2,502,302[3]	$1,113,000

1. Except with respect to Mr. Banskota, Option, PSU, and RSU values are based on the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36.
2. The 2021 series PSU awards vested at a rate of 72.4% of the original PSUs granted, inclusive of additional PSUs granted as dividend equivalents. The vested value as a multiple of the original grant value was 28.8%. This decrease resulted from the following: the Corporation's performance during the three-year Performance Period, including its TSR performance, and the decline in share price at the end of the Performance Period compared to the beginning of the Performance Period, partly offset by the value of additional PSUs granted as dividend equivalents (see "The Share Unit Plan" beginning on page 62).
3. This amount is the aggregate value of (i) the third tranche of RSUs granted to Mr. Banskota as a make-whole award upon commencing employment with the Corporation in 2020 and which vested on February 10, 2023 ($575,757); and (ii) the PSUs that vested on August 10, 2023 pursuant to the terms of Mr. Banskota's separation agreement ($1,926,545) (see "Separation Agreement" on page 82). The closing prices of the Common Shares on the TSX on February 10 and August 10, 2023 were $9.92 and $10.29, respectively.

2024 Management Information Circular 79

Aggregate Option exercises during 2023 and 2023 Option values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2023, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Option Plan as at December 31, 2023.

Name	Number of shares for which Options were exercised	Aggregate value realized	Unexercised Options at Dec. 31, 2023		Value of unexercised in-the-money Options at Dec. 31, 2023[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Chris Huskilson Interim CEO	-	-	-	-	-	-
Darren Myers CFO	0	N/A	78,300	156,599	$0	$0
Johnny Johnston COO	0	N/A	263,306	100,412	$0	$0
Jeff Norman CDO	0	N/A	296,711	100,997	$0	$0
Jennifer Tindale CLO	0	N/A	135,017	93,588	$0	$0
Arun Banskota Former CEO	0	N/A	0	0	N/A	N/A

1. Value based on the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36.

Employment arrangements

The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., have entered into an employment agreement with each NEO. All such employment agreements are collectively referred to as the "**Employment Agreements**" or individually as an "**Employment Agreement**".

During 2023, the Corporation also entered into a separation agreement with Mr. Banskota governing the terms of his departure from the role of CEO (the "**Separation Agreement**"). The terms of the Separation Agreement implemented the termination without cause provisions of Mr. Banskota's Employment Agreement and are summarized under the heading "Separation Agreement" on page 82.

Termination for cause, resignation, resignation for good reason, and change of control

Mr. Huskilson's Employment Agreement is for a fixed term ending on the earlier of: (i) Algonquin's appointment of a new CEO; and (ii) August 1, 2024 (the "**Term**"). If Mr. Huskilson's employment is terminated for cause during the Term, he will be entitled to only the minimum payments and other entitlements, if any, prescribed by applicable employment standards legislation. Mr. Huskilson may resign at any time during the Term by providing at least three months prior written notice. Due to the temporary, fixed-term nature of Mr. Huskilson's role as Interim CEO, his Employment Agreement does not contain provisions governing a resignation for good reason or the termination of his employment following a change of control.

Under the terms of the Employment Agreements with Messrs. Myers, Johnston, and Norman and Ms. Tindale, if there is a termination for cause, he or she will not be entitled to any advance notice of termination or payment in lieu of notice. They may resign at any time during the term of their respective Employment Agreements by providing the contractually required prior written notice (this period ranges from 60 to 90 days). If Messrs. Myers, Johnston, or Norman or Ms. Tindale resign for "Good Reason" (as defined in his or her Employment Agreement), upon resignation he or she will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreement, including payment of accrued but unused vacation and expenses owing.

In the case of Messrs. Myers, Johnston, and Norman and Ms. Tindale, if within 18 months following a change of control of the Corporation, either the executive's employment is terminated without cause or the executive elects to terminate his or her employment because, in the case of Messrs. Johnston and Norman and Ms. Tindale, there has been a material change in employment conditions or duties that would materially adversely affect the nature of his or her responsibilities that has not been cured by the Corporation after written notice, a material reduction in compensation, a change in location of work by more than 50 kilometers, or a material failure to provide benefits and perquisites substantially similar to those provided before the change in control, or in the case of Mr. Myers, because there has been a reduction of 20% or more in his salary or annual target bonus opportunity

80 ALGONQUIN | LIBERTY

 2024 Management Information Circular  81  (other than in connection with a reduction applicable to all similarly situated executives of the Corporation), a  material adverse change in the scope of his responsibilities, or a relocation of his principal place of business by  100 kilometers or more from the current head office of the Corporation, then these NEOs are entitled to receive compensation equal to the following: (i) a lump-sum payment equal to 24 months of base salary for Mr. Myers or 18 months of base salary for the other executives  (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for the same period or a lump-sum payment in lieu thereof. In addition,  all unvested PSUs will vest and all unvested Options will vest and be exercisable for 90 days and, in the case of Mr. Myers, all unvested RSUs will vest. In all cases of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is to be used for subsequent periods.  The Employment Agreements for Messrs. Myers, Johnston, and Norman and Ms. Tindale provide that a change of control occurs upon:  Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly  or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;  A sale, lease, or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or  The board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change of control has occurred, or that such a change of control is imminent, in which case  the date of the change of control shall be deemed to be the date specified in such resolution, provided that the change of control actually occurs.  A change of control does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.  Termination for reasons other than cause  Upon termination without cause, Mr. Myers is entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of the amount of contribution that the Corporation would have made for the costs of benefits, allowances, and pension contributions for 24 months. In addition, all unvested RSUs will vest, all unvested PSUs granted in 2023 will vest and all unvested PSUs granted in 2022 which would have vested within  24 months of the last day of employment will vest, in either case as described below, and all unvested Options which would have vested within 24 months of termination will vest and be exercisable for 90 days.  Upon termination without cause, Messrs. Johnston and Norman and Ms. Tindale are entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 18 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period;  and (iii) continuation of benefits, allowances, and pension contributions for 18 months or lump-sum payment in  lieu thereof. Mr. Norman is also entitled to a lump-sum retention bonus of up to 75% of his base salary, with the actual amount payable based on whether the Corporation completes the sale of its renewable energy business,  and a lump-sum transaction bonus of up to 100% of his base salary, provided that the Corporation completes the sale of its renewable energy business and prorated  based on the number of complete months of employment between December 1, 2023 and the closing date of the sale. In addition, all unvested PSUs held by Messrs. Johnston and Norman and Ms. Tindale which would have vested within 18 months of termination will vest as described below, and all unvested Options which would have vested within 18 months of termination will vest and be exercisable for 90 days.  The Employment Agreements for Messrs. Myers, Johnston, and Norman and Ms. Tindale provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is  to be used for subsequent periods.

Separation Agreement

Mr. Banskota served as CEO until August 10, 2023. The key terms of the Separation Agreement with Mr. Banskota are set out below.

Mr. Banskota received a lump sum payment of $4,500,000 representing 24 months of base salary and target STIP award. He received an additional lump sum payment of $86,232 in lieu of benefits, Pension Plan, and SERP contributions that would have otherwise been made during the 24 months after the end of his employment. Mr. Banskota was paid $42,466 for accrued and unused vacation and is eligible to be reimbursed for up to $10,000 (inclusive of applicable taxes) for tax consulting services.

Mr. Banskota received an STIP award for 2023 of $1,113,000, which was 89.0% of his target STIP award of $1,250,000. The amount of Mr. Banskota's 2023 STIP award was calculated by using the actual 2023 Corporate Scorecard result of 86.3% (weighted 80%) and assuming target for his individual performance and leadership assessment (weighted 20%).

The Separation Agreement provided that any unvested PSUs awarded to Mr. Banskota that would have vested by August 10, 2025 vested on August 10, 2023. The performance criteria applicable to such PSUs were determined based on actual performance calculable up to August 10, 2023 and target performance for periods after that date, including with respect to the TSR modifier. These PSUs were settled on August 17, 2023 through the issuance from treasury of 87,003 Common Shares (net of Common Shares set-off for taxes). The closing price of the Common Shares on the TSX on August 17, 2023 was $9.67.

The Separation Agreement provided that any unvested Options awarded to Mr. Banskota that would have vested by August 10, 2025 vested on August 10, 2023 and were exercisable for 90 days from that date. All such Options expired unexercised on November 8, 2023.

Except with respect to minimum entitlements under employment standards legislation, the payments and benefits provided to Mr. Banskota under the Separation Agreement are subject to his compliance with the terms and conditions of his Employment Agreement and the Separation Agreement, including covenants with respect to confidentiality, non-solicitation, and non-competition.

Summary termination table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2023 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the incremental amounts shown below. The amounts shown for Mr. Banskota are the actual amounts received.

Name	Type of termination	Salary entitlement	Bonus entitlement	Options[1]	Share-based awards[1]	Benefits	Total payout
Chris Huskilson Interim CEO	Termination without cause	N/A	N/A	N/A	N/A	N/A	**N/A**
	Termination upon change of control	N/A	N/A	N/A	N/A	N/A	**N/A**
Darren Myers CFO	Termination without cause	$1,400,000	$910,000	$0	$1,422,630	$288,436	**$4,021,066**
	Termination upon change of control	$1,400,000	$910,000	$0	$2,107,130	$288,436	**$4,705,566**
Johnny Johnston COO	Termination without cause	$772,500	$502,125	$0	$462,183	$231,514	**$1,968,322**
	Termination upon change of control	$772,500	$502,125	$0	$990,953	$231,514	**$2,497,092**
Jeff Norman CDO	Termination without cause	$777,000	$1,572,550[2]	$0	$463,671	$260,711	**$3,073,932**
	Termination upon change of control	$777,000	$1,572,550[2]	$0	$995,517	$260,711	**$3,605,778**
Jennifer Tindale CLO	Termination without cause	$720,000	$468,000	$0	$744,504	$234,866	**$2,167,370**
	Termination upon change of control	$720,000	$468,000	$0	$1,388,404	$234,866	**$2,811,269**
Arun Banskota Former CEO	Termination without cause	$2,000,000	$3,613,000	$0	$1,926,545[3]	$86,232	**$7,625,777**
	Termination upon change of control	N/A	N/A	N/A	N/A	N/A	**N/A**

1. Except with respect to Mr. Banskota, the value of Options and share-based awards is calculated based on the closing price of the Common Shares on the TSX on December 29, 2023 of $8.36. Share-based awards include PSUs and RSUs.
2. The value of Mr. Norman's bonus entitlement includes the maximum amounts payable pursuant to his retention and transaction bonuses described on the preceding page. The actual amounts payable would be dependent on completion of a sale of the Corporation's renewable energy business and the amount of time between the termination date and the closing date.
3. The value of Mr. Banskota's share-based awards is equal to the number of PSUs that vested on August 10, 2023 pursuant to the terms of the Separation Agreement multiplied by the closing price of the Common Shares on the TSX on that date, which was $10.29.

Indebtedness of directors and others

No current or former directors or officers of Algonquin, or any of its subsidiaries had any loans with Algonquin or any of its subsidiaries at any time in 2023.

82 ALGONQUIN | LIBERTY

2024 Management Information Circular  83  Shareholder proposals  Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must submit their proposal between January 5 and March 5, 2025.  Shareholder engagement  Maintaining a dialogue with Shareholders is important, especially on topics like governance and compensation practices. We recognize the importance of strong  and consistent engagement with our Shareholders. Shareholders can participate in the annual meeting and pose questions to management. They can also learn more about the Corporation through webcasts  of our quarterly earnings conference calls with research analysts and executive presentations at institutional and industry conferences.  We also receive feedback through:  The advisory vote on our approach to executive compensation;  A dedicated address for email inquiries; and  Periodic analyst and institutional shareholder participation in perception studies that are administered by a third party.  Shareholders who are interested in directly engaging with the board can confidentially write to the Board Chair at:  Board Office  Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, Canada L6J 2X1  Email:  Board@APUCorp.com  Additional information  Copies of the Corporation’s financial statements for the year ended December 31, 2023, together with the report of the auditor thereon, MD&A, the interim financial statements of the Corporation for periods subsequent  to the end of the Corporation’s last fiscal year, the current AIF (together with any document incorporated therein by reference) of the Corporation, and this Circular are available upon request to the Vice President, Investor Relations by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are also available on SEDAR at www.sedarplus.ca and on EDGAR  at www.sec.gov.

 ALGONQUIN | LIBERTY  84  Schedule “A”  Description of the Share Unit Plan  The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates, except that in respect of any grants made to members of the Corporation’s executive team (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).  PSUs and RSUs may be granted under the Share Unit Plan. In the case of PSUs, the Plan Committee may determine performance criteria that may increase or decrease the number of PSUs that vest at the end of the Performance Period depending on achievement relative to the performance criteria targets. RSUs are not subject to performance criteria and are time vested.  Awards granted under the Share Unit Plan are made by reference to a specified dollar value (the “Award Value”). The number of PSUs or RSUs granted to a participant is determined by dividing the Award Value by the Market Value (as defined below) of the Common Shares as of the grant date, rounded down to the next whole number.  The “Market Value” for purposes of the Share Unit Plan is (i) the volume-weighted average trading price of the  Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Vested PSUs and RSUs may be settled at the option of the Corporation in  (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) cash.  Any payment in cash to settle a vested PSU or RSU  is based on the Market Value of the Common Shares on the vesting date.  Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time,  in the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other securities-based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares, or if the issuance to insiders, within a one-year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other securities-based compensation arrangements, could exceed 10% of the  issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number  of Common Shares that may be issued to any one individual under the Share Unit Plan.  Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of such participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue  to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.  Where a participant’s employment is terminated due to a qualifying retirement, the participant’s unvested PSUs remain eligible for pro-rata vesting on the same basis as PSUs held by continuing participants. For the purposes of the Share Unit Plan, a qualifying retirement is a bona fide retirement in which the participant (i) provides at least six months’ advance notice, (ii) is at least 65 years of age or at least 55 years of age and with a combined age and years of service with the Corporation of at least 70, and (iii) works cooperatively during the notice period  to transition his or her responsibilities to one or more successors. The Plan Committee has the discretion to determine that a resignation that does not meet the retirement conditions specified in the Share Unit Plan will nonetheless be treated as a qualifying retirement.  Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the vesting date, such participant’s PSUs and RSUs will continue to be eligible for vesting,  but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the vesting date. Where the leave of absence extends beyond the vesting date and the participant fails  to return to full-time employment within 180 days after such vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.  Subject to the qualifying retirement provisions described above, unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with  a participant, if prior to the vesting date a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily

 2024 Management Information Circular  85  terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest on the vesting date will vest, and such participant will receive no payment or compensation therefor.  Unless otherwise determined by the Plan Committee or otherwise provided in an agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that  (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations  of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price  at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.  The assignment or transfer of PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.  The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, without Shareholder approval, provided that:  no amendment of the Share Unit plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;  no amendment of the Share Unit Plan will be effective unless such amendment is approved by the TSX; and  c) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:  i. amendment for which, under the requirements of any applicable law, Shareholder approval is required;  ii. reduction of the purchase price of Common Shares issued or purchased to settle awards granted under the plan or the cancellation and re-issuance of awards under the plan;  iii.  extension of the term of an award under the plan beyond the original expiry date of the award;  iv. amendment to remove or exceed the Insider Participation Limit;  v. increase to the maximum number of Common Shares issuable from treasury under the plan;  vi. amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis;  vii.  allowance of awards granted under  the plan to be transferable or assignable other than for estate settlement purposes; or  viii. amendment to the amendment provision of the plan.

 86 ALGONQUIN | LIBERTY  Schedule “B”  June 8, 2017 FINAL  Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates  Adopted with effect from January 1, 2011, as amended March 6, 2014, June 8, 2017 and June 8, 2017 4, 2024  1. Preamble and Definitions  1.1 Title and Conflict.  The Plan described in this document shall be called the “Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates”.  In the event of any conflict or inconsistency between the Plan described in this document and the Award Agreement (as defined below), the terms and conditions of the Award Agreement shall prevail.  The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario.  1.2 Purpose of the Plan.  The purposes of the Plan are:  (ii)  (iii)  (i) to promote a significant alignment between employees of the Corporation and the participating Affiliates and the growth objectives of the Corporation and the participating Affiliates;  to associate a portion of participating employees’ compensation with  the performance of the Corporation and its participating Affiliates over the long term; and  to attract and retain the critical employees to drive the business success of the Corporation  and its participating Affiliates.  1.3 Definitions.  “Account” has the meaning set out in Section 5.1.  “Affiliate” means any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or  (ii) which the Corporation controls. For the purposes of this definition,  the Corporation is deemed to “control” such corporation, partnership or other entity if the Corporation possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise.  “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders  or other instruments promulgated thereunder, and Stock Exchange Rules.  “Award Agreement” means the written or electronic agreement between  the Corporation and a Participant under which the terms of an award are established, as contemplated by  Section 4.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.  1.3.5 “Award Date” means the effective date of a grant of PSUs or RSUs, as applicable,  to a Participant as stated in the applicable Award Agreement.

 2024 Management Information Circular  87  1.3.6 “Award PSUs” means the number of PSUs awarded to a Participant in respect of a Performance Period and as stated in the applicable Award Agreement.  1.3.7 “Award RSUs” means the number of RSUs awarded to a Participant as stated in the applicable Award Agreement.  1.3.8 “Award Value” means the value, in dollars, of an award made to a Participant and as stated in the  applicable Award Agreement, which is provided under the Plan in the form of PSUs or RSUs, as the case may be.  1.3.9 “Board” means the Board of Directors of the Corporation.  1.3.10 “Change in Control” shall be deemed to have occurred for purposes of this Plan if:  (i) there is any change in the holding, directly or indirectly, of securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed) or of any voting rights attached to any securities of the Corporation (or the participating  Affiliate by which the applicable Participant is employed), as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation  (or the participating Affiliate by which the applicable Participant is employed) that may be cast  to elect directors of the Corporation (or the participating Affiliate by which the applicable Participant  is employed), other than a transaction in which holders of the voting shares of the Corporation, or of an Affiliate, as applicable, prior to such transaction continue to control more than fifty percent (50%) of the Corporation’s or Affiliate’s voting power through  a new ownership structure on completion of the transaction  and provided that, for greater certainty, a Change in Control shall not include any transaction to which the parties consist only of the Corporation and its Affiliates;  (ii)  Incumbent Directors cease to constitute a majority of the  Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors  of the Corporation); or  (iii) the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change in Control of the Corporation (or the participating Affiliate by which the applicable Participant is employed) has occurred, or that such a Change  in Control is imminent, in which case, the date of the Change in Control shall be deemed to be the date specified in such resolution, provided that the Change in Control actually occurs.  1.3.11 “Change in Control Price” means the per Share consideration paid in conjunction with any transaction resulting in a Change in Control (or, if the Board  so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash) or in the event a Change in Control is determined by the Board to arise in connection with an asset sale,  the per Share consideration paid for the assets sold pursuant to such Change  in Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash), net of any transaction expenses incurred in connection with such Change in Control to the extent not otherwise reflected in the per Share consideration (or cash value of such consideration as the case may be),  plus or minus the residual assets and liabilities of the Corporation, each as determined by the Board in good faith on a per Share basis.

 88 ALGONQUIN | LIBERTY  1.3.12 “Committee” means, in relation to Awards to Participants other than members of the Senior Management Committee Corporation’s executive team, the  Senior Management Committee and, in relation to Awards to any member of the Senior Management Committee   Corporation’s executive team, the Board or such committee of the Board which may be designated by the Board as the “Committee” with respect to such Awards.  1.3.13 “Corporation” means Algonquin Power & Utilities Corp. and any successor corporation, whether by amalgamation, merger or otherwise.  1.3.14 “Disability” means a physical or mental incapacity of the Participant that  has prevented the Participant from performing the duties customarily assigned to the Participant for one hundred and eighty (180) calendar days, whether or not consecutive, out of any twelve (12) consecutive months and that in the opinion of the Corporation, acting on the basis of advice from  a duly qualified medical practitioner, is likely to continue to a similar degree.  1.3.15 “Dividend Equivalent Units” has the meaning set out in Section 5.2.  1.3.16 “Insider” has the meaning ascribed to this term for the purposes of the Stock Exchange rules relating to Securities- Based Compensation Arrangements.  1.3.17 “Market Value” at any date in respect of the Shares means, subject to Section 1.3.11, the volume weighted average trading price of such Shares on the Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading  on the Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five  (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted  for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined  by the Committee in its sole discretion.  1.3.18 “Participant” means such executive or other employee of the Corporation or any Affiliate as the Committee may designate to receive a grant of PSUs or RSUs under the Plan pursuant to an Award Agreement.  1.3.19 “Performance Adjustment Factor” means the performance adjustment factor (either upwards or downwards) calculated following the end of the Performance Period in accordance with the Award Agreement.  1.3.20 “Performance Criteria” means, in respect of a grant of a PSU, such financial and/or personal performance criteria as may be determined by the Committee in respect of a grant of PSUs to any Employee or Employees and set out in an Award Agreement. Performance Criteria may apply to the Corporation, an Affiliate, the Corporation and its Affiliates as a whole, a business unit of the Corporation or group comprised of the Corporation and one or more Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally  or cumulatively over a specified Performance Period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparator group.  1.3.21 “Performance Period” means, in respect of a grant of a PSU, the particular designated time period(s) in respect  of which the Performance Criteria are assessed and determined to be satisfied by the Committee in order for such PSU to become a Vested PSU as set forth  in the Award Agreement applicable to such grant.  1.3.22 “Period of Absence” means, with respect to a Participant, a period of time that lasts for at least ninety (90) days throughout which the Participant is on a leave of absence from the Corporation or an Affiliate that has been approved by the Corporation or Affiliate, as applicable,  a Statutory Leave, or is experiencing a Disability.  1.3.23 “Plan” means this Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, including any schedules or appendices hereto, as such may be amended from time to time and as attached to an Award Agreement.

 2024 Management Information Circular  89  1.3.24 “PSU Balance” in respect of any particular date means the number of PSUs recorded in a Participant’s Account in respect of a particular Performance Period, which shall include the PSU Award plus all Dividend Equivalent Units in respect of such PSUs.  1.3.25 “PSU” means a unit granted to  a Participant that is represented  by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, subject to the attainment of certain Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may  be determined by the Committee.  1.3.26 “Retirement” means the resignation of a Participant in the following circumstances:   1.3.26.1 the Participant provides at least six (6) months advance notice of resignation;  1.3.26.2 the Participant is at least sixty-five (65) years of age,   or at least fifty-five (55) years of age and whose combined age and number of completed years of service as an employee of the Corporation or an Affiliate equal at least seventy (70);  1.3.26.3 at the time the Participant’s employment terminates, (i) the Participant is not entitled   to any termination or severance pay under Applicable Law or any plan, program, policy or arrangement of the Corporation or an Affiliate in connection with such termination; and (ii) cause for termination of employment does not exist with respect to the Participant; and  1.3.26.4 during the period between the submission of the Participant’s notice of resignation and the effective date of his or her termination of employment, the Participant works cooperatively with the Corporation and its Affiliates to transition the Participant’s responsibilities to one or more successors as directed by   the Corporation or Affiliate,  provided such resignation is in relation to a bona fide retirement from employment by the Participant, giving consideration to all relevant factors including whether the Participant is pursuing, or intends to pursue, employment or contracting in a similar capacity with another employer involved in the same industry as the Corporation or an Affiliate, and provided further that the Committee may, in its discretion, determine that a resignation that does not meet the criteria set out   in this Section 1.3.26 is to be treated as a Retirement.  1.3.27 “RSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, following  a period of continuous employment of the Participant with the Corporation or an Affiliate.  1.3.28 “RSU Balance” in respect of any particular date means the number of RSUs recorded in a Participant’s Account in respect of  a particular Vesting Period, which shall include the RSU Award plus all Dividend Equivalent Units in respect of such RSUs.  1.3.29 “Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury,  of Shares or other securities of the Corporation to employees, insiders or service providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.  1.3.30 “Senior Management Committee” means the Chief Executive Officer of the Corporation with the input of and the Chief Financial Officer of the Corporation and the President of the Corporation or, in relation to an Award to a Participant employed by a participating Affiliate,  the President of such Affiliate, or such other committee or individuals which may be appointed by the Chief Executive Officer of the Corporation to, among other things, interpret, administer and implement the Plan in relation to Awards to Participants other than the members

 90 ALGONQUIN | LIBERTY  of the Senior Management Committee Corporation’s executive team.  1.3.31 “Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the  Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.  1.3.32 “Statutory Leave” means, with respect to a Participant, a period of time throughout which the Participant is on a leave of absence to which he or she is entitled under applicable legislation and following which he or she has the right, pursuant to such legislation, to return to active employment with the Corporation  or an Affiliate.  1.3.33 “Stock Exchange” means the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.  1.3.34 “Stock Exchange Rules” means the applicable rules of the Stock Exchange.  1.3.35 “Successor Entity” shall have the meaning set out in Section 7.8.1(iii).  1.3.36 “Vested” means the applicable conditions for payment or other settlement in relation to a whole number, or a percentage (which may be more or less than 100%) of the number of Award PSUs or Award RSUs determined by the Committee, (i) have been met;  or (ii) have been waived or deemed to be met pursuant to the terms of the Plan or the applicable Award Agreement, and “Vest” or “Vesting” have a corresponding meaning  1.3.37 “Vesting Date” means, with respect to a PSU or RSU, the date on which  the applicable conditions for payment or other settlement of such PSU or RSU are met, deemed to have been met or waived as contemplated in Section 1.3.3635.  2. Construction and Interpretation  2.1 Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.  2.2 Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.  2.3 Severability. If any provision or part of the Plan is determined to be void or unenforceable  in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.  2.4 Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference  to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.  3. Effective Date  and Employment Rights  3.1 Effective Date. The Corporation established the Plan effective January 1, 2011. The Plan was subsequently amended and restated effective March 6, 2014, and June 8, 2017 and is further amended and restated as set forth herein effective June 4, 2024 8, 2017.  3.2 No Employment Rights. Nothing contained in the Plan shall be deemed to give any person the right to be retained as an employee of the Corporation or of an Affiliate. For greater  certainty, Further, any determination hereunder of the date on which a Participant terminates or ceases employment, for any reason, including by reason of resignation, death, frustration of contract, termination for cause, termination without cause or constructive dismissal,   and whether such termination or cessation of employment is lawful or unlawful, will be made without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to   which the Participant may be entitled pursuant to the common law or otherwise, except as

 2024 Management Information Circular  91  may be expressly required by applicable employment standards legislation , a .  A Participant shall have no right to receive any Shares or compensation, damages or other payments with respect to any RSUs or PSUs that have not Vested or which are otherwise forfeited or cancelled hereunder   (whether or not related or attributable to any notice period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment   for the purposes of the Plan or termination entitlements) and the Participant waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation.  4. PSU and RSU Grants  and Performance Periods  4.1 Awards of PSUs and RSUs. The Plan shall be administered by the Committee.  The Committee shall have the authority in  its sole and absolute discretion to administer  the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority to:  4.1.1 determine the Award Value for each award under an Award Agreement;  4.1.2 make grants of PSUs and RSUs in respect of any award under an Award Agreement;  4.1.3 determine the Award Date for grants of PSUs and RSUs, if not the date on which the Committee determines to make such grants under an Award Agreement;  4.1.4 determine the Participants to whom, and the time or times at which, awards shall be made and PSUs and RSUs shall  be granted under an Award Agreement;  4.1.5 approve or authorize the applicable form and terms of the related Award Agreements;  4.1.6 determine the terms and conditions of awards, and grants of PSUs and RSUs in respect thereof, to any Participant,  including, without limitation the following,  (A) the number of PSUs and RSUs to be granted; (B) the Performance Period(s) applicable to PSUs; (C) the Performance  Criteria applicable to PSUs and any other conditions to the Vesting of any PSUs and RSUs granted hereunder; (D) the conditions, if any, upon which Vesting of any PSUs or RSUs will be waived or accelerated without any further action by the Committee; (E) the extent to which the Performance Criteria must be achieved in order for any PSUs to become Vested PSUs and the multiplier, if any, that will be applied to determine the number of PSUs that become Vested PSUs having regard to the achievement of the Performance Criteria; (F) the circumstances in which  a PSU or RSU shall be forfeited, cancelled or expire; (G) the consequences of a termination of employment with respect to a PSU or RSU; (H) the manner of settlement of Vested PSUs and Vested RSUs, including whether particular Vested PSUs or Vested RSUs will be settled in cash, Shares issued from treasury or Shares bought on the open market; and  (I) whether and the terms upon which any Shares delivered upon settlement  of a PSU or RSU must continue to be held by a Participant for any specified period;  4.1.7 determine whether and the extent to which any Performance Criteria applicable to the Vesting of a PSU or  other conditions applicable to the Vesting of a PSU or RSU have been satisfied or shall be waived or modified;  4.1.8 amend the terms of any outstanding Award Agreement provided, however, that no such amendment, shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding PSU or RSU related to such Award Agreement without his or her consent in writing and provided further, however, that the Committee may amend the terms of an Award Agreement without the consent of the Participant  if complying with Applicable Law;  4.1.9 determine whether, and the extent to which, adjustments shall be made  pursuant to Section 5.3 and the terms of any such adjustments;  4.1.10 interpret the Plan and Award Agreements;  4.1.11 prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Award Agreements;

 92 ALGONQUIN | LIBERTY  4.1.12 determine the terms and provisions of Award Agreements (which need not be identical) entered into in respect of awards hereunder; and  4.1.13 make all other determinations deemed necessary or advisable for the administration of the Plan.  4.2 Eligibility and Award Determination.  4.2.1 In determining the Participants to whom awards may be made and the Award Value (and accordingly the number of PSUs and RSUs to be granted) for each award (subject, in the case of PSUs, to adjustment based on achievement of Performance Criteria), the Committee may take into account such factors  as it shall determine in its sole and absolute discretion.  4.2.2 The PSUs granted to a Participant for a Performance Period shall be determined  by dividing the Award Value determined for the Participant for such Performance Period by the Market Value as at the  end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.  4.2.3 The RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value as at the end of the   calendar quarter immediately preceding the Award Date, rounded down to the next whole number.  4.2.4 For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve a grant of PSUs in any Performance Period, or any grant of RSUs shall not entitle any Participant to an award of PSUs in  respect of any other Performance Period or any future grant of RSUs; nor shall the Committee’s decision with respect to the size or terms and conditions of an award require it to approve an award of the same or similar size or with the same or similar terms and conditions to any Participant at any other time.  No Participant has any claim or right  to receive an award or any PSUs or RSUs.  4.2.5 An Award Agreement shall set forth, among other things, the following:  the Award Date of the award evidenced thereby; the number of PSUs or RSUs,  as applicable, granted in respect of such award; the Performance Criteria applicable to PSUs and any other conditions to the Vesting of the PSUs or RSUs, as applicable; in the case  of PSUs, the applicable Performance Period; and may specify such other terms and conditions as the Committee shall determine or as shall be required under any other provision of the Plan.  The Committee may include in an Award Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied  with by a Participant including as a condition of the grant or Vesting of PSUs or RSUs.  4.3 PSUs and RSUs. Each whole PSU and RSU will give a Participant the right to receive either a Share or a cash payment as determined by the Committee, in an amount determined  in accordance with the terms of the Plan and the applicable Award Agreement. For greater certainty, a Participant shall have no right  to receive Shares or a cash payment with respect to any PSUs or RSUs that do not become Vested PSUs or RSUs, as the case may be, under Article 7.  4.4 Clawback. Notwithstanding anything in the Plan to the contrary, but subject to the terms of any Award Agreement or any written employment agreement between the Participant and the Corporation or any Affiliate, all PSUs and RSUs granted under the Plan, any Shares issued or payments made under the Plan and any gains realized upon settlement of a PSU or an RSU shall be subject to clawback or recoupment  as permitted or mandated by Applicable Law or any policy as enacted, adopted or modified from time to time by the Corporation or  an Affiliate.

 2024 Management Information Circular  93  5. Accounts, Dividend Equivalents and Reorganization  5.1 Account. An account (“Account”) shall be maintained by the Corporation for each award made to each Participant pursuant to an Award Agreement and which will be credited with an opening balance equal to the Award PSUs and/or Award RSUs granted pursuant to such Award Agreement. PSUs or RSUs that fail to vest pursuant to Article 7, or that are paid out to the Participant or his legal representative, shall be cancelled and shall cease to be recorded in the Participant’s Account as  of the date on which such PSUs or RSUs,  as applicable, are forfeited or cancelled under the Plan or are paid out, as the case may be.  5.2 Dividend Equivalent Units. Whenever cash dividends are paid on the Shares during the period from the Award Date under the Award Agreement to the date of settlement of the PSUs or RSUs granted thereunder, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account in accordance with this Section 5.2 (“Dividend Equivalent Units”).  The number of such additional PSUs or RSUs to be credited to the Participant’s Account in respect of any particular dividend paid on the Shares will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the Participant if each of the PSUs and RSUs recorded in the Participant’s Account as at the record date for the cash dividend had been Shares by  (ii) the Market Value on the date on which the dividend is paid on the Shares. Dividend Equivalent Units shall be Vested to the same extent and paid at the same time as the PSUs or RSUs, as applicable, to which they relate and  shall be considered to be designated as payable in Shares or in cash as the related PSUs or RSUs in the Participant’s Account are so designated.  5.3 Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin  off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes  affecting the Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of PSUs and RSUs outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable and as may be substituted for Shares under this Plan, on a basis proportionate to the number of PSUs  and RSUs in the Participant’s Account or some other appropriate basis, all as determined  by the Committee in its sole discretion.  6. Funding of Awards by  Share Purchases or Issuances  6.1 Maximum Number of Shares Issuable from Treasury. The maximum number  of Shares that are issuable under the Plan to pay awards under the Plan shall be an aggregate of 714,000,000 Shares.  6.2 Purchases of Shares on Open Market. Shares may be purchased to satisfy the settlement of Vested PSUs and Vested RSUs pursuant to the Plan by a trustee appointed by the Corporation for this purpose or by a broker designated by the Corporation who is independent of the Corporation in accordance with Stock Exchange Rules. Shares purchased pursuant to this Section 6.2 shall be purchased on the open market at prevailing market prices with amounts contributed by the Corporation or an Affiliate. The designation of a Trustee or broker may be changed from time to time.  6.3 Issuances of Shares from Treasury.  Any issuances of Shares from treasury to pay awards as contemplated by Section 7.4 shall be issued at a price per Share equal to the Market Value on the date of issuance.  6.4 Insider Participation Limit. Awards under the Plan shall not be paid in Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in:  6.4.1 the number of Shares reserved for issuance to Insiders under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares; or  6.4.2 the issuance to Insiders, within a  one year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of  the issued and outstanding Shares.

 94 ALGONQUIN | LIBERTY  7. Vesting and Payment of Awards  7.1 Vesting of PSUs. Upon On the first last day immediately following the end of the Performance Period, subject to Section 7.8, the PSUs represented by the PSU Balance as at such date shall vest, with the number of Vested PSUs being equal to the PSU Balance  as at such date multiplied by the Performance Adjustment Factor as determined by the Committee in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment Factor is equal to zero, no PSUs will vest. Except where the context requires otherwise, each PSU which vests pursuant to this Article 7 and each Dividend Equivalent Unit credited in respect of such PSUs  after the end of the Performance Period shall be referred to herein as a Vested PSU. PSUs which do not become Vested PSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs,. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.1 or for  or for compensation or damages in respect of such forfeiture and the Participant waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation.  7.2 Performance Criteria. The PSUs granted to  a Participant under an Award Agreement and Section 4.1 (and the related Dividend Equivalent Units credited on or before the end of the Performance Period specified in the Award Agreement) shall become Vested PSUs only upon the Committee’s determination with respect to the Performance Adjustment Factor in accordance with the Award Agreement applicable to such PSUs or have been waived in accordance with Section 4.1.7.  7.3 Vesting of RSUs. Upon the Vesting Date(s) specified in the applicable Award Agreement, the RSUs comprising a Participants RSU Balance shall Vest in such proportion as is may be determined in accordance with such Award Agreement. Except where the context requires otherwise, each RSU which vests pursuant to Article 7 and each Dividend Equivalent Unit  credited in respect of such RSU after its Vesting Date shall be referred to herein  as a Vested RSU. RSUs which do not become Vested RSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs, . The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.3 or for  or for compensation or damages in respect of such forfeiture and the Participant waives   any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation.  7.4 Payment in Shares. In the event that a Participant’s Vested PSUs or Vested RSUs have been designated by the Committee for settlement in Shares, the Participant or his legal representative, as applicable, shall receive a number of Shares equal to the number of Vested PSUs or Vested RSUs, as the case may be, credited to the Participant’s Account on the date fixed by the Committee for the delivery of the Shares in respect of such Vested PSUs or Vested RSUs (rounded  down to the nearest whole number of Shares).  Subject to Section 10.10, in the event that such Vested PSUs or Vested RSUs have been designated by the Committee for settlement by way of issuance of Shares from treasury, such Shares shall be distributed to the Participant or his legal representative, as applicable, at such time or times as may be determined in accordance with such Award Agreement. Subject to Section 10.10,  in the event that such Vested PSUs or Vested RSUs have been designated by the Committee for settlement by way of the delivery of Shares bought on the open market, such Shares shall be delivered no later than the earlier  of (i) the date that is six (6) months following the last day of the Performance Period  (or, in the event Vested RSUs are being settled in connection with the Participant’s death, no later than six (6) months following the Participant’s death); or (ii) December 31 of the third year following the year in which the Participant performed the services to which the Vested PSUs or Vested RSUs relate.

 2024 Management Information Circular  95  7.5 Payment in Cash.  7.5.1 In the event that a Participant’s Vested PSUs or Vested RSUs have not been designated by the Committee for settlement in Shares, the Participant  or his legal representative, as applicable, shall receive a cash payment equal to:  (i) in the case of PSUs, the Market Value determined as of the last day of the Performance Period multiplied by the number of Vested PSUs credited to his PSU Account as of the last day of such Performance Period, (rounded down to the nearest whole number of PSUs); and (ii) in the case of RSUs, the Market  Value determined as of the Vesting Date of such RSUs multiplied by the number of Vested RSUs credited to his Account as of the Vesting Date (rounded down to the nearest whole number of RSUs).  Subject to Section 10.10, the cash payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum no later than the earlier of (i) the date that is six (6) months following the last day of the Performance Period (or, in the event Vested RSUs are being settled in connection with the Participant’s death, no later than six (6) months following the Participant’s date  of death); or (ii) December 31 of the third year following the year in which the Participant performed the services to which the Vested PSUs or Vested RSUs relate.  7.6 Death, Period of Absence.  7.6.1 Death. Where the employment of a Participant terminates during a  Performance Period in the case of PSUs or prior to a Vesting Date in the case of RSUs by reason of the Participant’s death:  (i) the PSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall continue to be eligible to become Vested PSUs in accordance with Sections 7.1 and 7.2; and (ii) the RSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall Vest as of the Participant‘s date of death. The Participant shall be entitled to  receive cash or Shares (or a combination thereof), as specified by the Committee, determined in accordance with Sections  7.4 or 7.5. For greater clarity, the number of Vested PSUs used to calculate the value of the payment shall equal the number of Vested PSUs determined in accordance with Sections 7.1 and 7.2 as at December 31 of the year immediately preceding the Participant’s date of death.  7.6.2 Period of Absence. In the event of a Participant’s Period of Absence during  a Performance Period for PSUs or prior to a Vesting Date for RSUs and subject to this Section 7.6.2 and Section 7.6.4, PSUs and RSUs credited to the Participant’s Account immediately prior to the commencement of such Period of Absence (and any related Dividend Equivalent PSUs and RSUs Units) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1 and 7.2 and the Participant shall be entitled to receive in cash or in Shares (or a combination thereof), as specified by the Committee in respect  of such Vested PSUs and Vested RSUs determined in accordance with Section  7.4 or 7.5, as applicable, except that the number of Vested PSUs and Vested RSUs used to calculate the value of  the payment shall equal the number of Vested PSUs or Vested RSUs, as applicable determined in accordance with Section 7.1 and 7.2 multiplied by a  fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or an Affiliate and the denominator of which equals the number of whole and partial months  in the Performance Period; in the case of PSUs, or in the period from the Award Date to the Vesting Date of such RSUs.  7.6.3 For greater clarity, no additional PSUs or RSUs (whether pursuant to Section 4.1 or in the form of Dividend Equivalent Units) shall be granted to a Participant following his or her date of death or during his or her Period of Absence, including following his or her date of Disability.

 96 ALGONQUIN | LIBERTY  7.6.4 Notwithstanding Section 7.6.2, where a Participant experiences a Period of  Absence that extends beyond the end of a Performance Period for PSUs or a Vesting Date for RSUs and fails to return to active full-time employment with the Corporation or an Affiliate within one hundred and eighty (180) days following the end of such Performance Period  or such Vesting Date, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment  or other compensation in respect of such PSUs or RSUs or loss thereof,  on account of damages or otherwise.  7.7 Other Terminations of Employment.  Except as otherwise provided in the Award Agreement governing the grant of PSUs or RSUs to a Participant or a written employment or other agreement between the Participant and the Corporation or any Affiliate, in the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment is terminated by the Corporation or an Affiliate of the Corporation for any reason, including   a termination for or without cause, as a result of a constructive dismissal or the frustration of the Participant’s employment agreement (and whether such termination is lawful or unlawful) or (ii) a Participant voluntarily terminates his employment with the Corporation or an Affiliate of the Corporation, including due except in connection with a Retirement to retirement which Section 7.8 applies, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise (whether or not related or attributable to any notice period or termination entitlements) and the Participant   waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation; provided that any Vested PSUs and Vested RSUs will be settled in accordance with Sections 7.4 and 7.5.  7.8 Retirement. In the event of a Participant’s Retirement, outstanding PSUs credited to the Participant’s Account that have not Vested prior to the commencement of the Participant’s   Retirement, (and any related Dividend Equivalent Units) shall continue to be eligible to become   Vested in accordance with the provisions of Sections 7.1, subject to such conditions as the Committee may specify, including, without limitation but subject to Applicable   Law, conditions restricting the Participant from competing with the Corporation or an Affiliate or soliciting the Corporation’s or Affiliates customers or employees and provided that the number   of PSUs that may become Vested under this Section 7.8 shall equal the number of Vested PSUs determined in accordance with Section 7.1 multiplied by a fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or an Affiliate prior to Retirement and the denominator of which equals the number of whole and partial months in   the Performance Period. The Participant shall be entitled to receive cash or Shares (or a combination thereof), in accordance   with Section 7.4 or 7.5, as applicable, as specified by the Committee in respect of PSUs that Vest pursuant to this Section 7.8. For greater certainty, the Committee may prescribe the conditions applicable to such continued vesting in the Award Agreements governing the PSUs or in a notice or agreement provided to the Participant on or prior to his or her Retirement. For greater clarity, no additional Award PSUs shall be granted to a Participant following his or her Retirement but Dividend Equivalent Units will continue   to be credited to the Participant’s Account in accordance with Section 5.2.  7.9 Change in Control.  7.9.1 Unless otherwise determined by the Committee or otherwise provided in a written agreement between the Corporation and a Participant,  the occurrence of a Change in Control will not result in the Vesting of PSUs  or RSUs that have not previously Vested, provided that  (i) such PSUs and RSUs that have not previously Vested will continue to Vest in accordance with the Plan and the Award Agreement;  (ii)  in the case of PSUs, the Performance Adjustment Factor for fiscal years of the Corporation or other relevant periods, as determined in accordance with the Award Agreement for such PSUs, completed prior to the  date of the Change in Control shall be based on the actual

 2024 Management Information Circular  97  performance achieved to the date of the Change in Control and the Performance Adjustment Factor for periods following the date of the Change in Control shall be deemed to be 100%; and  (iii)  an entity that directly or indirectly acquires control of the Corporation (or the Affiliate that employs  or immediately prior to Retirement employed, the Participant, as applicable) or otherwise becomes a successor to Algonquin Power  & Utilities Corp. (or the Affiliate that employs , or immediately prior to Retirement employed, the Participant, as applicable) (a “Successor Entity”) agrees to assume the obligations of the Corporation in respect of the Participant’s unvested RSUs and PSUs.  7.9.2 Unless determined otherwise by the  Committee or pursuant to the terms of a written agreement between the Corporation or a Successor Entity and the Participant, where a Participant’s employment terminates following a Change in Control, the provisions of  Section 7.6.1 , Section 7.7 or Section 7.78, as the case may be, shall apply.  7.9.3 Subject to the provisions of Section 7.89.4 or as otherwise provided in the Award Agreement, in the event of a Change in Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change in Control, and that the value of such Awards, as determined  by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control.  7.9.4 Notwithstanding Section 7.89.3,  no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award  if the Committee reasonably determines in good faith prior to the occurrence  of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor  (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any Successor Entity; provided, however, that any such Alternative Award must:  (i) be based on stock which is traded on the Toronto Stock Exchange and/or an established U.S. securities market;  (ii)  provide such Participant with  rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better Vesting conditions (including Vesting upon termination of employment) and identical or better timing and methods of payment;  (iii)  recognize, for the purpose of Vesting provisions, the time that the Award was held prior to  the Change in Control; and  (iv)  have substantially equivalent economic value to such Award (determined immediately prior to the time of the Change in Control).  8. Currency  8.1 Currency. All references in the Plan to currency refer to lawful Canadian  or United States currency as indicated.  9. Shareholder Rights  9.1 No Rights to Shares. PSUs and RSUs are not Shares and neither the grant of PSUs or RSUs nor the fact that Shares may be provided by the Corporation in satisfaction of Vested PSUs or Vested RSUs will entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

 98 ALGONQUIN | LIBERTY  10. Administration  10.1 Committee. Unless otherwise determined by the Board, the Plan shall be administered by the Committee.  10.2 Delegation and Administration. The Committee may delegate to any one or more directors, officers or employees of the Corporation and/or its participating Affiliates such duties and powers relating to the Plan as it may see fit. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee or any one or more directors, officers or employees of the Corporation and/or its participating Affiliates as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation  is not consistent with Applicable Law.  10.3 Effects of Committee’s Decision. Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.  10.4 Liability Limitation. No member of the Committee, the Board or any officer, director or employee of the Corporation or any Affiliate shall be liable for any action or determination made in good faith pursuant to the Plan or any Award Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer, director  or employee of the Corporation or an Affiliate.  10.5 Compliance with Laws and Policies.  The Corporation’s issuance of any PSUs and RSUs and its obligation to make any payments or discretion to provide any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating  in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all  information and undertakings as may be required to permit compliance with Applicable Law. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” or “reporting issuers” as those terms are construed for the purposes of Applicable Laws.  10.6 Withholdings. So as to ensure that the Corporation or an Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation, or an Affiliate may withhold or cause to be withheld from any amount payable to a  Participant, either under this Plan, or otherwise, such amount, or may require the sale of such number of Shares, as may be necessary  to permit the Corporation or the Affiliate,  as applicable, to so comply. The Corporation and any Affiliate may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its sole discretion, by (a) selling on such Participant’s behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares hereunder, that such Participant make such arrangements as the Corporation may require so that the Corporation and its Affiliates can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Corporation or an Affiliate in advance, or reimburse the Corporation or any Affiliate for, any such withholding obligations.  10.7 No Additional Rights. Neither designation of an employee as a Participant nor the  establishment of an Award Value for or grant of any PSUs or RSUs to any Participant entitles any person to the establishment of an Award Value, grant, or any additional grant, as the case may be, of any PSUs or RSUs under the Plan.  10.8 Amendment, Termination. The Plan may be amended or terminated at any time by the Committee in whole or in part, without shareholder approval, provided that:  10.8.1 no amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect  the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

 2024 Management Information Circular  99  10.8.2 no amendment of the Plan shall be effective unless such amendment is approved by the Stock Exchange; and  10.8.3 approval by a majority of the votes  cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall  be obtained for any:  10.8.3.1 amendment for which, under the requirements of the Stock Exchange or any applicable law, shareholder approval  is required;  10.8.3.2 reduction of the purchase price of Shares issued or purchased to pay awards granted under the Plan or the cancellation and reissuance of awards under the Plan;  10.8.3.3 extension of the term of an award under the Plan beyond the original expiry date of the award;  10.8.3.4 any amendment to remove or exceed the insider participation limit set out in Section 6.4;  10.8.3.5 an increase to the maximum number of Shares issuable from treasury under the Plan;  10.8.3.6 amendments to eligible Participants that may permit the introduction of non-employee directors on a discretionary basis;  10.8.3.7 allowance of awards granted under the Plan to be transferable or assignable other than for estate settlement purposes; or  10.8.3.8 amendment to this Section 10.8.  10.9 Administration Costs. The Corporation will be responsible for all costs relating to the  administration of the Plan. For greater certainty and unless otherwise determined by the Committee, a Participant shall be responsible for brokerage fees and other administration or transaction costs relating to the transfer, sale or other disposition of Shares on behalf of the Participant that have been previously distributed to or provided to the Participant pursuant to the Plan.  10.10 Compliance with Section 409A of the U.S. Internal Revenue Code. Notwithstanding any provision in this Plan or an Award Agreement to the contrary, to the extent a Participant  is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), then any PSUs and RSUs awarded to such Participant shall be interpreted and administered so that any amount payable with respect to such awards shall be paid in a manner that is either exempt from or compliant with the requirements of Section 409A of the U.S. Tax Code and the applicable regulatory and other guidance issued thereunder (“Section 409A”). In furtherance of the foregoing, and notwithstanding Section 7.4  or 7.5 to the contrary, if any PSU or RSU awarded under this Plan would constitute non-exempt “deferred compensation” for purposes of Section 409A, then payment shall be made  to the Participant or his legal representative, as applicable, in a single lump sum, less any  applicable statutory withholdings or deductions, either (1) during the immediately following calendar year if the last day of the Performance Period or the Vesting Date, as applicable,  is December 31, or (2) if (1) does not apply, no later than 90 days following the last day of the Performance Period or Vesting Date, as applicable (or, in the event of the Participant’s death, no later than 90 days following the date of the Participant’s death), provided that the Participant does not have a right to designate the year of the payment.  Neither the Committee, the Corporation  nor its directors, officers or employees make any representations or warranties regarding the tax treatment of any payments under the Plan and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant as a result  of the application of Section 409A.  11. Assignment  11.1 Assignment. The assignment or transfer of the PSUs or RSUs, or any other benefits under this Plan, shall not be permitted, other than by operation of law.

 100 ALGONQUIN | LIBERTY  Schedule “C”  Description of the DSU Plan  The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions are the HRCC may impose, a director who is not an employee of the Corporation  or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.  An Eligible Director’s “Annual Cash Remuneration” is all  of the amounts ordinarily payable in cash to such director in respect of the services provided by such director to the Corporation as a member of the board in a calendar year (including any annual retainers and fees for serving as the chair or a member of a committee, but excluding meeting fees and travel fees).  All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account  on each conversion date (generally being the last day of a quarter or such other dates as determined by  the board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be paid  in the form of DSUs by the Fair Market Value of the Common Shares on the conversion date. For the purposes of the DSU Plan, the “Fair Market Value” of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.  On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.  Each Eligible Director shall be entitled to redeem his or her DSUs following the date upon which he or she ceases to hold any position as a director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in  the event of death of the Eligible Director (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15  of the year following the year in which the Termination Date occurs, as of which either a portion or all of the  DSUs credited to such Eligible Director’s account shall be redeemed (each such date being an “Entitlement Date”). For directors resident or a citizen of the U.S. (each,  a “U.S. Director”), such election must be made at the same time as the U.S. Director elects to receive DSUs.  In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and applicable regulations thereunder.  Where an Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year  in which such director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded  in the director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a U.S. Director, in which circumstances payment shall be made no later than December 31 of the calendar year  in which the death occurs or, if later, the 15th day of the third month following such U.S. Director’s date of death.  An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.  Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

 2024 Management Information Circular  101  The board may, without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:  any approvals required under applicable law or the applicable stock exchange rules are obtained;  Shareholder approval will be sought where the proposed amendment results in:  an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan;  a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan;  a change in the term of any DSUs;  a change in the vesting provisions of the DSU Plan; or  an amendment to the amending provisions of the DSU Plan; and  no such amendment shall, without the consent of an Eligible Director or unless required by law,  adversely affect the rights of such Eligible Director with respect to any amount in respect of which such Eligible Director has then elected to receive DSUs or DSUs which such Eligible Director has then been granted under the DSU Plan.  The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term  is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issued to insiders within  a one-year period pursuant to the DSU Plan and any other securities-based compensation arrangement of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

 102 ALGONQUIN | LIBERTY  Schedule “D”  Algonquin Power & Utilities Corp.  Mandate of the Board of Directors  Purpose  The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.  2. Membership, Organization and Meetings  2.1 General - The organization of the Board, including the number and qualifications of directors, residency requirements, quorum requirements, meeting procedures, and notice requirements are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws  (the “By-Laws”), as amended and restated from time to time, and by the Canada Business  Corporations Act, subject to any exemptions or relief that may be granted from such requirements.  Independence - The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director:  is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and  is independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 and other applicable laws and regulations.  Independence of Chair of the Board – The Chair of  the Board shall be an independent director. The Chair of the Board shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties.  Access to Management and Outside Advisors - The Board shall have unrestricted access to management and employees of the Corporation and its subsidiary entities. The Board may retain,  at the expense of the Corporation, such external legal or other professional advisors on such terms as the Board may determine appropriate and may set  and pay the respective compensation of such advisors without consulting or obtaining the approval of any officer of the Corporation. The Corporation shall provide appropriate funding, as determined by the Board,  for payment of compensation of any advisor retained by the Board.  Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be  recorded and maintained and subsequently presented to the Board for approval.  Meetings Without Management - At each meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, meet for a portion of the meeting without management and non-independent directors being present.  3. Election of Directors  3.1 Majority Voting – The annual election of directors is based on a majority voting standard in accordance with the Canada Business Corporations Act.  3.2 Annual Elections – All directors stand for election by the Corporation’s shareholders annually.  4. Functions and Responsibilities  The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.  Strategic Planning  Strategic Plans - The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment,  risk issues, and significant business practices.  Business Plans - The Board shall review and,  as appropriate, approve the Corporation’s annual business plans and budgets.  Monitoring - The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans.

 2024 Management Information Circular  103  Risk management  General - The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit & Finance Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations  of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems.  Verification of Controls - The Board shall, with the assistance of the Audit & Finance Committee, verify that internal, financial, non-financial, and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.  Legal Matters – The Board shall receive written or verbal reports on all significant legal matters  (including litigation, regulatory investigations and inquiries, and changes to applicable laws and regulations) that would reasonably be expected to have a significant effect on the Corporation.  Human Resource Management  General - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation and shall approve the compensation of the Chief Executive Officer and other executives.  Succession Review - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the succession plans for the Chief Executive Officer and senior management, including the appointment, training, and monitoring of such persons.  Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management and that senior management strives to create a culture of integrity throughout the Corporation.  Corporate Governance  General - The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this Mandate and approve changes to this Mandate as appropriate.  Board Independence - The Board shall,  in conjunction with the Corporate Governance Committee, periodically evaluate the independence of directors and the Board's ability to act independently from management in fulfilling its duties.  c. Ethics Reporting - The Board, or an appropriate committee of the Board, shall periodically review reports provided by management relating to compliance with, or material deficiencies in, the Corporation’s Code of Business Conduct and Ethics.  Financial Information  General - At least annually, the Board shall, in conjunction with the Audit & Finance Committee, review the Corporation’s internal controls relating to financial information and reports provided  by management on material deficiencies in, or material changes to, these controls.  Integrity of Financial Information - The Board shall, in conjunction with the Audit & Finance Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.  Financial Statements – The Board shall review the recommendations of the Audit & Finance Committee with respect to the interim and annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders, as well as any associated earnings release and, as appropriate, approve such financial statements, MD&A,  and earnings releases.  Communications and Disclosure  General - The Board, in conjunction with management, shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.  Disclosure Policies and Procedures – The Board shall periodically review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.  Disclosure - The Board shall review and, as appropriate, approve any prospectus,  annual information form (including Form 40-F), management information circular or news release containing earnings guidance prior to its public release or filing.  4.7 Committees of the Board  a. Board’s Committees - The Board has established the following committees of the Board: the Audit & Finance Committee, the Corporate Governance Committee, the Risk Committee, and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.

 104 ALGONQUIN | LIBERTY  Committee Mandates - The Board has approved mandates for each committee and shall approve a mandate for each new standing committee of the  Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, approve material changes to each mandate.  Delegation to Committees - The Board has delegated the matters set out in each committee’s mandate to that committee.  Consideration of Committee Recommendations - The Board shall consider for approval the matters delegated for review and recommendation to committees of the Board.  Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first regularly scheduled Board meeting after each meeting of the committee.  Responsibilities of Individual Directors  Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this Mandate.  Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director  is a member, a director shall:  review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;  attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).  Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.  Service on Other Boards - Directors may serve on the boards of other organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of any other organization.  5.5 Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.  6. Ownership Guidelines  6.1 Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Equity Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Equity Ownership Guideline, which applies to directors who are employees  of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.  7. Orientation, Self-assessment and Evaluation  7.1 Each director shall participate in orientation and continuing education programs developed for  the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.  7.2 The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees,  the Chair of the Board and the Chairs of the committees of the Board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration  of the competencies and skills that each director is expected to bring to the Board.  8. Currency of Mandate  This Mandate is effective as of March 7, 2024.

 2024 Management Information Circular  105  Schedule “E”  Description of the Option Plan  Under the Option Plan:  subject to the terms of the Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and  is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the board  (or a committee of the board) from time to time;  subject to any adjustments pursuant to the provisions of the Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the board approves  the grant of the Option;  the term of an Option shall not exceed 10 years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the 10th business day after  the expiry date of the Blackout Period;  Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances;  the maximum number of Common Shares which may be reserved for issuance to insiders under the Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities-based compensation arrangement, shall be 10% of the Common Shares outstanding  at the time of the grant;  the maximum number of Common Shares which may be issued to insiders under the Option Plan and all other securities-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;  participation in the Option Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Option Plan of $100,000 per non-employee  director (no Options have ever been granted to non-employee directors);  the Corporation may withhold from amounts payable to an Optionee such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and the Corporation may satisfy any liability for any such withholding obligations by (i) selling on  behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under an Option or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and  If the Corporation restates its financial results, unexercised Options may be cancelled in accordance with the terms of the Corporation’s clawback policy.  The Option Plan provides that, except as set out in the Option Plan or any resolution passed at any time by the board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.  Where an Optionee (other than a “Service Provider”,  as defined in the Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for 30 days after the date of resignation or termination.  Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the board may at its discretion accelerate the vesting of unvested Options then held by the Optionee and the Optionee’s vested Options may be exercised within 90 days after such retirement or termination. The board has adopted a Board Approved Retirement Guideline pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue  to vest in connection with a Board-approved retirement for a period no longer than two years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline, including a requirement  to continue to hold a specified amount of equity investment  in the Corporation for a period following retirement.

 106 ALGONQUIN | LIBERTY  If an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Option Plan, but no additional grants of Options may be made to the Optionee.  If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.  All Options granted to Service Providers terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement  of the Service Provider.  Options may be exercised in accordance with the  specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option,  at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price  of the Common Shares exceeds the exercise price of the Option.  The board may amend, suspend or discontinue the Option Plan or amend Options granted under the Option Plan  at any time without Shareholder approval, provided that:  a) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:  i. amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;  ii. increase to the maximum number or percentage of securities issuable under the Option Plan;  iii.  reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Option Plan;  extension of the term of Options beyond the original expiry date;  change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;  vi. increase to the limit imposed on non-employee director participation set out in the Option Plan;  vii. allowance of Options granted under the Option Plan to be transferable or assignable other than for estate settlement purposes; or  viii. amendment to the Option Plan’s amendment provisions; and  b) the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Option Plan.  Notwithstanding the other provisions of the Option Plan, if:  a) the Corporation proposes to amalgamate, merge or consolidate with any other corporation  (other than a wholly owned affiliate) or to liquidate, dissolve or wind-up;  b) an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the board; or  c) the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety so that the Corporation shall cease to operate any active business;  then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.  The TSX Company Manual requires the Option Plan to be put before Shareholders for re-approval within three years of the date of the last meeting of Shareholders  at which the plan was approved and every three years thereafter. The Option Plan was most recently approved by Shareholders on June 2, 2022.

 (All dollar amounts in US$ millions)  2023  Net earnings (loss) attributable to shareholders  US$  28.7  Add (deduct):  Net earnings attributable to the non-controlling interest, exclusive of HLBV  53.5  Income tax recovery  (86.3)  Interest expense  353.7  Other net losses1  132.9  Unrealized loss (gain) on energy derivatives included in revenue2  7.5  Asset impairment charge  Impairment of equity-method investee  Pension and post-employment non-service costs  23.5  — 19.9  Change in value of investments carried at fair value3  230.0  Costs related to tax equity financing  1.2  Gain on derivative financial instruments  Gain on sale of renewable assets  (4.6)  —  Loss on foreign exchange  8.4  Adjusted EBIT  US$  768.4  See Note 19 in the annual consolidated financial statements.  Includes US$7.1 million of unrealized losses on derivatives included in equity income for the 12 months ended December 31, 2023. See Note 8 in the annual consolidated financial statements.  See Note 8 in the annual consolidated financial statements.  2024 Management Information Circular  107  Schedule “F”  Reconciliation of Adjusted EBIT to net earnings  The following table is derived from and should be read in conjunction with the Corporation’s consolidated statement of operations for the year ended December 31, 2023. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBIT and provides additional information related to the operating performance of  the Corporation. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

 Corporate info  Canadian Transfer Agent: TSX Trust Company (Canada) 300-100 Adelaide Street West Toronto, Ontario,  Canada M5H 1S3  U.S. Transfer Agent: Equiniti Trust Company, LLC 48 Wall Street, Floor 23  New York, New York 10005  Auditor:  Ernst & Young LLP Toronto, Ontario  The Toronto Stock Exchange:  AQN, AQN.PR.A, AQN.PR.D  The New York Stock Exchange:  AQN, AQNA, AQNB, AQNU  Stay connected!  Greater Toronto Headquarters:  354 Davis Road, Oakville, Ontario, Canada L6J 2X1  905-465-4500  AQN_Utilities  www.linkedin.com/company/algonquin-power-&-utilities-corp  algonquinpowerandutilities.com